RECEIVED
2006 AUG 14 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 9, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

PROCESSED
AUG 1 4 2006
THOMSON
FINANCIAL

42538\0001\05

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA


06015959

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-34905

Re: Universal Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Universal Holdings Limited (the "Company"), SEC File No. 82-34905, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding possible disposal of all DVN preference shares held and a major transaction – Entering into the exclusive advertising agency agreement, dated June 23, 2006;

(2) The Company's circular regarding re-election of certain directors, granting of general mandate to issue new shares, proposed change of company name, amendment to the articles of association and notice of annual general meeting, dated June 7, 2006;

(3) The Company's announcement regarding proposed change of company name, amendment to the articles, retirement of a director and notice of annual general meeting, dated June 7, 2006; published (in both English & Chinese language) on the website of The Stock Exchange of Hong Kong;

(4) The Company's announcement regarding delay in despatch of circular, dated June 2, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (both in English and

dlo 8/14

Chinese language) on the website of The Stock Exchange of Hong Kong, all on June 2, 2006;

(5) The Company's circular regarding distribution of all DVN ordinary shares held, dated May 22, 2006;

(6) The Company's announcement regarding notice of extraordinary general meeting, dated May 22, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (in both English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on May 22, 2006;

(7) The Company's announcement regarding conversion of the convertible note and major transaction – entering into an exclusive advertising agency agreement and update on the proposed distribution, dated May 18, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (both in English & Chinese language) on the website of The Stock Exchange of Hong Kong, all on May 18, 2006;

(8) The Company's announcement regarding (A) Distribution of all DVN Ordinary Shares held, (B) Possible disposal of all DVN Preference Shares held (very substantial disposal) & (C) Change in Chairmanship, dated May 11, 2006, published (in English language) in the China Daily, published (in Chinese language) in Hong Kong Economic Times and published (both in English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on May 11, 2006;

(9) The Company's announcement regarding First Tranche Convertible Note, dated May 2, 2006, published (both in English and Chinese language) on the website of The Stock Exchange of Hong Kong ;

(10) The Company's announcement regarding the annual results for the year ended December 31, 2005, dated April 26, 2006, published (both in English and Chinese language) on the website of The Stock Exchange of Hong Kong, all on May 11, 2006;

(11) The Company's 2005 annual report, dated April 26, 2006;

(12) The Company's announcement regarding First Tranche Convertible Note, dated April 3, 2006, published (both in English and Chinese language) on the website of The Stock Exchange of Hong Kong; and

(13) The Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by the HKSX under the Rules Governing the Listing of Securities on the Main Board of the HKSX.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Universal Holdings Limited

RECEIVED
2006 AUG 14 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

PROPOSED CHANGE OF COMPANY NAME
AMENDMENT TO THE ARTICLES,
RETIREMENT OF A DIRECTOR
AND
NOTICE OF ANNUAL GENERAL MEETING

PROPOSED CHANGE OF COMPANY NAME

To better reflect the business and future focus of the Group, the Board proposed to change the name of the Company to "Asian Union New Media (Group) Limited" and to adopt the Chinese name "華億新媒體(集團)有限公司" for identification purpose only. The proposed change of name will be effective subject to the passing of a special resolution to be proposed in the Annual General Meeting and the approval of the Registrar of Companies in the Cayman Island. Further announcement will be made when appropriate to inform shareholders of the Company the effective date of new stock short name of the Company's shares and the arrangement for exchanging of share certificates of the Company.

AMENDMENT TO THE ARTICLES

In light of the implementation of the Code on Corporate Governance Practices in appendix 14 to the Listing Rules (the "Code") with effect from 1 January 2005 and the recent amendments to the Listing Rules which came into effect on 1 March 2006, the Directors propose to amend the existing Articles of Association of the Company ("Articles") in compliance with paragraph 4(3) of appendix 3 to the Listing Rules, so as to enable the Company in general meeting to have power by ordinary resolution to remove any Director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his period of office.

RETIREMENT OF A DIRECTOR

Mr. Cheong Chow Yin, being an non-executive director of the Company will retire in the forthcoming Annual General Meeting according to the Articles of the Company. Mr. Cheong, due to personal reason, does not offer himself for re-election. Mr. Cheong has confirmed to the Company that he has no disagreement with the Board of the Company and there is no matter in respect of his retirement that needs to be brought to the attention of the shareholders of the Company.

NOTICE IS HEREBY GIVEN that the annual general meeting of UNIVERSAL HOLDINGS LIMITED (the **"Company"**) will be held at the 3203, 32/F, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 29 June 2006 at 10 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31 December 2005.
2. To re-elect retiring directors and to authorise the directors to fix the remuneration of the directors.
3. To re-appoint auditors and to authorise the directors to fix the remuneration of the auditors.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass with or without modifications, the following resolutions as ordinary resolution or special resolution of the Company:

ORDINARY RESOLUTION

4. **"THAT:**
   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;
   (b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;
   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval granted in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) the share option scheme of the Company approved by the Stock Exchange, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and
   (d) for the purposes of this resolution:
   "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:
      (i) the conclusion of the next annual general meeting of the Company;
      (ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's articles of association to be held; or
      (iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Company in general meeting."

   "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

SPECIAL RESOLUTIONS

5. "**THAT** subject to the approval of the Registrar of Companies in the Cayman Islands, the name of the Company be changed to "Asian Union New Media (Group) Limited" and **THAT** the Chinese name "華億新媒體(集團)有限公司" be adopted for *identification purpose only.*"
6. "**THAT** the following amendment to the Articles of the Company be and is hereby approved.
   by deleting the words "Subject to any provision to the contrary in these Articles the Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove a Director" and replacing them with the words "The Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director (including a managing director, joint managing director, deputy managing director or other executive Directors)" in the existing Article 86(5);"

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 7 June 2006

Notes:

1. A circular containing details of the Annual General Meeting has been sent to each of the shareholders today.
2. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
3. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Tengis Limited at 26/F Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.
4. As at the date hereof, the board of directors of the Company comprises Mr. Dong Ping (Chairman), Mr. Ko Chun Shun, Johnson and Mr. Shen Ka Yip, Timothy (each of whom is an executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：419)

建議更改公司名稱
修訂細則、
董事退任
及
股東週年大會通告

建議更改公司名稱

為更貼切地反映本集團之業務及未來重點，董事會建議將本公司名稱更改為「Asian Union New Media (Group) Limited」，並採納中文名稱為「華億新媒體(集團)有限公司」以僅供識別。建議更改名稱須待於股東週年大會上提呈之特別決議案獲通過，及開曼群島公司註冊處批准後，方告生效。本公司將於適當時間另行發表公佈，以知會本公司股東有關本公司之新股份簡稱生效日期及換領本公司股票之安排。

修訂細則

鑑於由二零零五年一月一日起實行上市規則附錄十四之企業管治常規守則(「守則」)，及近期對上市規則作出之修訂由二零零六年三月一日起生效，董事建議修訂現有本公司之組織章程細則(「細則」)以符合上市規則附錄三第4(3)段，令本公司得以於股東大會上以普通決議案於任何董事(包括董事總經理或其他執行董事)任期屆滿前將其罷免(惟不影響根據任何合約提出之任何損害賠償申索)。

董事退任

根據本公司細則，本公司非執行董事張劍榮先生將於應屆股東週年大會上退任。張先生因私人理由而不願膺選連任。張先生已向本公司確認彼並無與本公司董事會意見不合，亦概無有關其退任而須本公司股東垂注之事宜。

茲通告友利控股有限公司(「本公司」)謹訂於二零零六年六月二十九日上午十時正假座香港夏慤道18號海富中心第一期32樓3203室舉行股東週年大會，藉以進行下列事項：

作為普通事項

1. 省覽截至二零零五年十二月三十一日止年度之董事會報告書、經審核財務報表及核數師報告書。
2. 重選退任董事及授權董事釐定董事酬金。
3. 續聘核數師及授權董事釐定核數師酬金。

作為特別事項

考慮並酌情通過下列決議案為本公司普通決議案或特別決議案(不論有否修訂)：

普通決議案

4. 「**動議**：
   (a) 在下文(c)段所限制下，全面及無條件批准本公司董事於有關期間行使本公司一切權力，以配發、發行及處置本公司股本中之額外股份，及作出或授予或須行使此等權力之配售建議、協議、購股權以及轉換或兌換權；
   (b) 上文(a)段之批准可附加於本公司董事所獲得之任何其他授權，並授權本公司董事於有關期間作出或授予或須於有關期間過後行使此等權力之配售建議、協議、購股權以及轉換或兌換權；
   (c) 本公司董事依據上文(a)段之批准而配發或同意有條件或無條件配發(無論是否依據購股權或以其他方式配發者)之股本面值總額(但非根據(i)配售新股、或(ii)聯交所批准之本公司購股權計劃、或(iii)按照本公司組織章程細則配發股份以代替本公司全部或部份股份之股息之任何以股代息或類似安排)，不得超過於通過本決議案當日本公司已發行股本面值總額之20%，而上述批准亦應受到相應限制；及
   (d) 就本決議案而言：
   「有關期間」指由本決議案通過當日至下列最早時間止之期間：
   (i) 本公司下屆股東週年大會結束時；
   (ii) 依照法例或本公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時；或
   (iii) 本決議案所述授權於股東大會上以本公司普通決議案撤銷或修改當日。」
   「配售新股」乃指本公司董事於指定期間內向於指定記錄日期名列股東名冊上之股份持有人，按照彼等當時所持股份之比例配售股份之建議，惟本公司董事有權就零碎股權或香港以外任何有關司法權區之法例或任何認可管制機構或任何證券交易所之規定所引致之任何限制或責任而必需或權宜取消彼等在此方面之權利或作出其他安排除外。」

特別決議案

5. 「**動議**待開曼群島公司註冊處批准後，將本公司名稱更改為「Asian Union New Media (Group) Limited」，並**動議**採納中文名稱為「華億新媒體(集團)有限公司」以僅供識別。」
6. 「**動議**批准對本公司細則作出以下修訂。
   刪除現有細則第86(5)條「除此等公司細則另有任何相反規定外，股東可於根據此等公司細則召開及舉行之任何股東大會上，以特別決議案將董事罷免」等字眼，並以「股東可於根據此等公司細則召開及舉行之任何股東大會上，以普通決議案將任何董事(包括董事總經理、聯席董事總經理、副董事總經理或其他執行董事)罷免」等字眼取代；」

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年六月七日

附註：

1. 載有股東週年大會詳情之通函已於是日寄發予各股東。
2. 凡有權出席大會及於會上投票之股東，均有權委任一名或以上受委代表代其出席及投票，受委代表毋須為本公司股東。
3. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件(如有)，最遲須於大會指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。
4. 於本通告日期，本公司董事會包括董平先生(主席)、高振順先生及沈嘉奕先生(各為執行董事)、蔡東豪先生及張劍榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

DELAY IN DESPATCH OF CIRCULAR

The Company refers to its announcement dated 11 May 2006 and 18 May 2006 respectively. As additional time is required for (A) the Company to prepare and finalize (i) financial information on the Group for both circulars in relation to the Possible Disposals and the Exclusive Advertising Agency Agreement and (ii) financial information on the DVN Preference Shares and the pro forma information on the Group to be included in the circular in relation to the Possible Disposals, and (B) the auditors of the Company to review some of the above information, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules that the despatch of the combined circular in respect of the Possible Disposals and the Exclusive Advertising Agency Agreement to its Shareholders will be postponed to on or before 23 June 2006.

Reference is made to the announcements (the "Announcements") of the Company in relation to, among others, the Possible Disposals and the Exclusive Advertising Agency Agreement dated 11 May 2006 and 18 May 2006 respectively. Terms used in this announcement shall have the same meanings as defined in the Announcements, unless otherwise stated.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular in relation to the Possible Disposals and another circular in relation to the Exclusive Advertising Agency Agreement to its Shareholders within 21 days after the date of publication of the relevant Announcements, which is on or before 2 June 2006 and 9 June 2006 respectively. As additional time is required for (A) the Company to prepare and finalize (i) financial information on the Group for both circulars and (ii) financial information on the DVN Preference Shares and the pro forma information on the Group to be included in the circular in relation to the Possible Disposals, and (B) the auditors of the Company to review some of the above information, the deadlines for the despatch of the circulars as mentioned above cannot be met.

In view of the delay and that certain financial information on the Group has to be set out in both circulars in respect of the Possible Disposals and the Exclusive Advertising Agency Agreement, the Company has decided to combine the two circulars into one. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules so that the despatch of the circular of the Company in relation to the Possible Disposals and the Exclusive Advertising Agency Agreement will be postponed to on or before 23 June 2006.

As at the date hereof, the Board comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun Johnson and Mr. Shen Ka Yip Timothy as executive Directors, Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin as non-executive Directors and Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar David as independent non-executive Directors.

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 2 June 2006

Please also refer to the published version of this announcement in the China Daily.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：419)

延遲寄發通函

本公司謹此提述其分別於二零零六年五月十一日及二零零六年五月十八日刊發之公佈。由於需要額外時間(A)供本公司編製及落實(i)分別有關可能出售及獨家廣告代理協議之兩份通函內本集團之財務資料及(ii)將載入有關可能出售之通函內天地數碼優先股之財務資料及本集團之備考資料，及(B)供本公司核數師審閱若干上述資料，故本公司已向聯交所申請豁免嚴格遵守上市規則第14.38條，致使有關可能出售及獨家廣告代理協議之合併通函將延期至二零零六年六月二十三日或之前寄發。

謹此提述本公司就(其中包括)可能出售及獨家廣告代理協議而分別於二零零六年五月十一日及二零零六年五月十八日刊發之公佈(「該等公佈」)。除另有指明外，本公佈所用詞彙與該等公佈所界定者具相同涵義。

根據上市規則第14.38條，本公司須於有關該等公佈刊發日期後21日內(即分別於二零零六年六月二日或之前及二零零六年六月九日或之前)向其股東寄發一份有關可能出售之通函及另一份有關獨家廣告代理協議之通函。由於需要額外時間(A)供本公司編製及落實(i)兩份通函內本集團之財務資料及(ii)將載入有關可能出售之通函內天地數碼優先股之財務資料及本集團之備考資料，及(B)供本公司核數師審閱若干上述資料，故未能達到上述寄發通函之限期。

鑑於有關延遲及本集團若干財務資料須載於有關可能出售及獨家廣告代理協議之兩份通函內，故本公司已決定將兩份通函合併為一份。本公司已向聯交所申請豁免嚴格遵守上市規則第14.38條，致使本公司將有關可能出售及獨家廣告代理協議之通函延期至二零零六年六月二十三日或之前寄發。

於本公佈日期，董事會包括主席董平先生，執行董事高振順先生及沈嘉奕先生，非執行董事蔡東豪先生及張釗榮先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram 先生及黃友嘉博士。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年六月二日

請同時參閱本公佈於香港經濟日報刊登的內容。


RECEIVED

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Universal Holdings Limited ("**Company**") will be held at 10:00 a.m. on Tuesday, 6 June 2006 at Room 3203, 32/F., Admiralty Centre I, 18 Harcourt Road, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modification, the following ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:—

(i) credits standing to the share premium account of the Company be used for distribution of all the ordinary shares of DVN (Holdings) Limited held by the Company on the date of the resolution (the "Record Date") to all shareholders of the Company whose names appear on the register of members of the Company on the Record Date (save for those shareholders whose registered addresses on the registrar of members of the Company on the Record Date are outside Hong Kong, whom may receive a cash alternative) on a pro rata basis based on the number of ordinary shares of the Company held by each shareholder (the "Distribution"), as more fully described in the circular of the Company dated 22 May 2006 (a copy of which has been produced to the meeting marked "A" and initialled by the Chairman of the meeting for identification purposes); and

(ii) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement the Distribution."

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 22 May 2006

Principal place of business in Hong Kong:
Unit 4306-7, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrar of the Company, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof.

3. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she/it was solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of member of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the meeting convened by the above notice is enclosed herewith.

5. As at the date hereof, the board of directors of the Company comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun, Johnson and Mr. Shen Ka Yip Timothy as executive directors, Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin as non-executive directors, Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David as independent non-executive directors.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：419)

股東特別大會通告

茲通告友利控股有限公司(「**本公司**」)謹訂於二零零六年六月六日(星期二)上午十時正假座香港金鐘夏慤道18號海富中心第一期32樓3203室舉行股東特別大會，藉以考慮並酌情通過下列普通決議案(不論有否修訂)：

普通決議案

「**動議：**

(i) 將本公司股份溢價賬之進賬用作根據各股東所持本公司普通股數目按比例向於決議案日期(「記錄日期」)名列本公司股東名冊之股東(惟於記錄日期記於本公司股東名冊之登記地址為香港以外地區而可能獲取現金代替品之股東除外)分派本公司於記錄日期所持全部天地數碼(控股)有限公司之普通股(「分派」)，詳情見本公司於二零零六年五月二十二日刊發之通函(註有「A」字樣之副本已送呈大會並由大會主席簡簽以資識別)；及

(ii) 一般授權本公司董事作出彼等全權認為合適之一切行為、契據及事宜，以落實及實行分派。」

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年五月二十二日

香港主要營業地點：
香港
金鐘
夏慤道16號
遠東金融中心4306-07室

附註：

1. 凡有權出席大會及於會上投票之股東，均有權委任一名或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件(如有)，最遲須於大會(或其任何續會)指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，方為有效。

3. 倘為任何股份之聯名登記持有人，則任何一名該等人士均有權親身或委派代表於會上投票，猶如彼為唯一有權投票者；惟倘多於一名有關聯名持有人親身或委派代表出席大會，則僅在本公司股東名冊內就該等股份名列首位而如此出席之持有人方獨有權就有關股份投票。

4. 隨附上述通告召開之大會適用之代表委任表格。

5. 於本通告日期，本公司董事會包括主席董平先生，執行董事高振順先生及沈嘉奕先生，非執行董事蔡東豪先生及張釗棠先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 419)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Universal Holdings Limited ("**Company**") will be held at 10:00 a.m. on Tuesday, 6 June 2006 at Room 3203, 32/F., Admiralty Centre I, 18 Harcourt Road, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modification, the following ordinary resolution:

ORDINARY RESOLUTION

"THAT:—

(i) credits standing to the share premium account of the Company be used for distribution of all the ordinary shares of DVN (Holdings) Limited held by the Company on the date of the resolution (the "Record Date") to all shareholders of the Company whose names appear on the register of members of the Company on the Record Date (save for those shareholders whose registered addresses on the registrar of members of the Company on the Record Date are outside Hong Kong, whom may receive a cash alternative) on a pro rata basis based on the number of ordinary shares of the Company held by each shareholder (the "Distribution"), as more fully described in the circular of the Company dated 22 May 2006 (a copy of which has been produced to the meeting marked "A" and initialled by the Chairman of the meeting for identification purposes); and

(ii) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement the Distribution."

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 22 May 2006

Principal place of business in Hong Kong:
Unit 4306-7, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrar of the Company, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof.

3. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she/it was solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of member of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the meeting convened by the above notice is enclosed herewith.

5. As at the date hereof, the board of directors of the Company comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun, Johnson and Mr. Shen Ka Yip Timothy as executive directors, Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin as non-executive directors, Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David as independent non-executive directors.

Please also refer to the published version of this announcement in the China Daily.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

股東特別大會通告

茲通告友利控股有限公司(「**本公司**」)謹訂於二零零六年六月六日(星期二)上午十時正假座香港金鐘夏愨道18號海富中心第一期32樓3203室舉行股東特別大會，藉以考慮並酌情通過下列普通決議案(不論有否修訂)：

普通決議案

「**動議：**

(i) 將本公司股份溢價賬之進賬用作根據各股東所持本公司普通股數目按比例向於決議案日期(「記錄日期」)名列本公司股東名冊之股東(惟於記錄日期記於本公司股東名冊之登記地址為香港以外地區而可能獲取現金代替品之股東除外)分派本公司於記錄日期所持全部天地數碼(控股)有限公司之普通股(「分派」)，詳情見本公司於二零零六年五月二十二日刊發之通函(註有「A」字樣之副本已送呈大會並由大會主席簡簽以資識別)；及

(ii) 一般授權本公司董事作出彼等全權認為合適之一切行為、契據及事宜，以落實及實行分派。」

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年五月二十二日

香港主要營業地點：
香港
金鐘
夏愨道16號
遠東金融中心4306-07室

附註：

1. 凡有權出席大會及於會上投票之股東，均有權委任一名或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件（如有），最遲須於大會（或其任何續會）指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，方為有效。

3. 倘為任何股份之聯名登記持有人，則任何一名該等人士均有權親身或委派代表於會上投票，猶如彼為唯一有權投票者；惟倘多於一名有關聯名持有人親身或委派代表出席大會，則僅在本公司股東名冊內就該等股份名列首位而如此出席之持有人方獨有權就有關股份投票。

4. 隨附上述通告召開之大會適用之代表委任表格。

5. 於本通告日期，本公司董事會包括主席董平先生，執行董事高振順先生及沈嘉奕先生，非執行董事蔡東豪先生及張釗榮先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

請同時參閱本公佈於香港經濟日報刊登的內容。

(Stock Code: 419)

CONVERSION OF THE CONVERTIBLE NOTE AND MAJOR TRANSACTION — ENTERING INTO AN EXCLUSIVE ADVERTISING AGENCY AGREEMENT AND UPDATE ON THE PROPOSED DISTRIBUTION

RECEIVED
2006 MAY 14 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONVERSION OF THE CONVERTIBLE NOTE

The Company would like to announce that on 18 May 2006, the Convertible Note was converted into approximately 2,122.1 million Shares at a conversion price of HK$0.049 per Share. As a result, the number of issued Shares increases to 12,038,610,640 Shares from 9,916,474,028 Shares as at 1 May 2006.

EXCLUSIVE ADVERTISING AGENCY AGREEMENT

The Board is pleased to announce that on 12 May 2006, Qiansi entered into the Exclusive Advertising Agency Agreement with Hainan TV pursuant to which Qiansi will act as the exclusive advertising agent of Hainan TV up to 31 December 2011 and the advertising resources including all the commercial advertising air-time of the Travel Channel and available specific programme sponsorships will be distributed by Qiansi.

The Exclusive Advertising Agency Transaction constitutes a major transaction for the Company under Chapter 14 of the Listing Rules, which is subject to the reporting, announcement and Shareholders' approval requirements of the Listing Rules. Pursuant to Rule 14.44 of the Listing Rules, in lieu of holding a general meeting, the Company has obtained written approval from Mr Ko and his associates, who own an aggregate of approximately 51.4% of the issued Shares, to approve the Exclusive Advertising Agency Transaction. A circular in this regard will be dispatched to the Shareholders for information purposes as soon as practicable.

PROPOSED DISTRIBUTION

After the conversion of the Convertible Note, the issued share capital of the Company has increased to 12,038,610,640 Shares. The distribution ratio under the Proposed Distribution has changed to approximately 94 DVN Ordinary Shares for every 10,000 Shares held.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 17 May 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 19 May 2006.

CONVERSION OF THE CONVERTIBLE NOTE

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement (as defined in such announcement).

The Company would like to announce that on 18 May 2006, the Convertible Note was converted into approximately 2,122.1 million Shares at a conversion price of HK$0.049 per Share. As a result, the number of issued Shares increases to 12,038,610,640 Shares from 9,916,474,028 Shares as at 1 May 2006. Mr Ko has obtained a whitewash waiver from the mandatory general offer obligation in respect of the conversion of the Convertible Note. As at the date of this announcement, approximately 3,150.8 million Shares are held by the public, representing approximately 26.2% of the issued Shares as enlarged by the conversion of the Convertible Note.

EXCLUSIVE ADVERTISING AGENCY AGREEMENT

The Agreement

On 12 May 2006, Qiansi and Hainan TV entered into the Exclusive Advertising Agency Agreement pursuant to which Qiansi is officially engaged as the exclusive advertising agent of Hainan TV and the advertising resources including all the air-time for commercial advertising in the Travel Channel and available specific programme sponsorships should be distributed by Qiansi for a period of 6 years up to 31 December 2011. Qiansi is a wholly owned subsidiary of the Company. Hainan TV is 49% owned by Asian Union Film and Media (北京保利華億傳媒文化有限公司), in which the Company has an effective interest of 50%. As at the date of this announcement, Hainan TV is 50% held by Hainan Broadcast Television Station (海南廣播電視臺), 49% held by Asian Union Film and Media (北京保利華億傳媒文化有限公司) and 1% held by Hainan Broadcast Television Advertising Company Limited (海南廣電視廣告有限公司). Asian Union Film and Media (北京保利華億傳媒文化有限公司) is owned as to 50% by the Group and 50% by Poly Culture & Arts Co., Ltd. (保利文化藝術有限公司). Hainan Broadcast Television Station, Hainan Broadcast Television Advertising Company Limited and Poly Culture & Arts Co., Ltd. and their respective ultimate beneficial owners are independent of the directors, chief executive and substantial shareholders of the Company, its subsidiaries or any of their respective associates. Accordingly, Hainan TV is not a connected person of the Company for the purposes of the Listing Rules.

Under the Exclusive Advertising Agency Agreement, all the revenue derived from the sales and distribution of the advertising resources including commercial advertising air-time of the Travel Channel and available specific programme sponsorships shall belong to Qiansi, who in return will pay pre-agreed fixed fees to Hainan TV. The annual fixed consideration payable during each of the 6-year term of the Exclusive Advertising Agency Agreement ranges from RMB180 million (equivalent to approximately HK$173.2 million) to RMB207 million (equivalent to approximately HK$199.2 million) every year. The consideration was agreed after arm's length negotiations between the parties to the Exclusive Advertising Agency Agreement. In agreeing with the consideration, the Group has taken into account a number of factors including, among other things, the market position and audience rating of the Travel Channel, the management and development strategy of Hainan TV and the Travel Channel and the television advertising market trend in the PRC. The Directors consider that the terms of the Exclusive Advertising Agency Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

Undertaking by Hainan TV

Hainan TV has undertaken to Qiansi that it will maintain the stability of its key management and spend annual minimum amounts ranging from RMB120 million (equivalent to approximately HK$115.5 million) to RMB138 million (equivalent to approximately HK$132.8 million) from 2006 to 2011 for the productions and purchases of programs and the expansion of the Travel Channel's coverage in different areas in the PRC. The Company understands from Hainan TV that it intends to utilize the funds payable to it under the Exclusive Advertising Agency Agreement to finance the above proposed investments.

Information of Hainan TV and Travel Channel

Hainan TV is a jointly controlled entity of the Company. No investors in Hainan TV are connected persons of the Company for the purposes the Listing Rules. Hainan TV has obtained from the Travel Channel the sole rights to manage and run its programming and advertising of the Travel Channel for 30 years from August 2003. After Hainan TV has obtained the sole operation right, the Travel Channel was relaunched in July 2004. In January 2006, the Travel Channel underwent another major revamp with a view to further enhancing its attractiveness to the audience.

Information of Qiansi and reasons for the entering of the Exclusive Advertising Agency Agreement

The advertising market in the PRC grew from approximately RMB118 million (equivalent to approximately HK$113.6 million) in 1981 to approximately RMB90 billion (equivalent to approximately HK$86.6 billion) in 2002, representing a growth of over 760 times. It is projected that the market will further grow to about RMB289 billion (equivalent to approximately HK$278 billion) by 2010. According to the statistics issued by the State Administration of Radio, Film and Television of the PRC, the total television advertising income in the PRC increased to approximately RMB39.4 billion (equivalent to approximately HK$37.9 billion) in 2004 from approximately RMB32.6 billion (equivalent to approximately HK$31.4 billion) in 2003, representing an increase of approximately 21%. The Company considers that the advertising expenditure in the PRC as a percentage to the overall gross domestic products of the PRC is still relatively low as compared to other developed countries. The Olympic Games to be held in Beijing in 2008 will constitute a positive impact to the overall advertising industry, especially the television advertising expenditure in the PRC. The Travel Channel is a young and innovative channel offering a variety of television programs, including popular dramas, news, and other informative and documentary programs with themes of leisure and travel. The target group of audience of the Travel Channel is the relatively high income group in the PRC with ages ranging from 25 to 50 and is expected to have a higher spending power on leisure goods and services. With the target audience of the Travel Channel, it focuses to attract advertising clients with relatively high advertising spending each year, such as airlines, hotels, luxury cars and other branded products.

Qiansi is a wholly owned subsidiary of the Company. Qiansi is principally engaged in advertising production. The Group is principally engaged in media related businesses (including distribution of television drama and films, advertising agency and production), the retail and distribution of home audio and video equipment, and the provision of IP telephony and related services. The Directors believe that the establishment of the strategic co-operation between Qiansi and Hainan TV by the entering into of the Exclusive Advertising Agency Agreement will further strengthen Qiansi's competitive position as a television commercial production company in the PRC as it has the niche ability to arrange advertising air-time for its clients at a young and growing television channel, the Travel Channel. This will in turn enhance the ability of Qiansi to capitalize the growing television advertising market. It is the business plan of Qiansi to sell the advertising resources including the commercial advertising air-time of the Travel Channel and available specific programme sponsorships to its customers and help its customers produce the television commercials to be broadcast. We understand from the Company that Qiansi intends to use such operating cash inflow to finance the payment of the consideration under the Exclusive Advertising Agency Agreement.

Listing Rules Requirements

The Stock Exchange has indicated that the Exclusive Advertising Agency Transaction is regarded as an operating lease under Rule 14.04(1)(d) of the Listing Rules and thus a transaction under Chapter 14 of the Listing Rules.

The Exclusive Advertising Agency Transaction constitutes a major transaction for the Company under Chapter 14 of the Listing Rules, which is subject to the reporting, announcement and Shareholders' approval requirements of the Listing Rules. No Shareholders are required to abstain from voting in this regard. Pursuant to Rule 14.44 of the Listing Rules, in lieu of holding a general meeting, the Company has obtained written approval from Mr Ko who owns approximately 5,187.3 million Shares, representing approximately 43.1% of the issued Shares, from Kwan Wing Holdings Limited which owns approximately 360.4 million Shares, representing approximately 3.0% of the issued Shares, and from Techral Holdings Limited which owns approximately 640 million Shares, representing approximately 5.3% of the issued Shares to approve the Exclusive Advertising Agency Agreement. Mr Ko has the 100% direct interest in Kwan Wing Holdings Limited and a 96% beneficial interest in Techral Holdings Limited. Mr Ko and his associates hold an aggregate interest of 51.4% in the Company. A circular in this regard will be dispatched to the Shareholders for information purposes as soon as practicable.

PROPOSED DISTRIBUTION

Reference is made to the announcement of the Company dated 11 May 2006 (the "Announcement"). Capitalised terms used in this section have the same meanings as defined in the Announcement.

Based on the Shares in issue as at the date of the Announcement, about 114 DVN Ordinary Shares would be distributed to the Shareholders for every 10,000 Shares held as set out in the Announcement. After the conversion of the Convertible Note, the issued share capital of the Company has increased from 9,916,474,028 Shares (as at the date of the Announcement) to 12,038,610,640 Shares. The distribution ratio under the Proposed Distribution has changed accordingly. On the basis of 12,038,610,640 Shares in issue as at the date of this announcement and assuming that (i) no DVN Preference Shares held by the Group will be exchanged into DVN Ordinary Shares and (ii) there is no change to the issued ordinary share capital of the Company, approximately 94 DVN Ordinary Shares will be distributed to the Shareholders for every 10,000 Shares held under the Proposed Distribution.

GENERAL

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 17 May 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 19 May 2006.

As at the date hereof, the Board comprises Mr Dong Ping as Chairman, Mr Ko Chun Shun Johnson and Mr Shen Ka Yip Timothy as executive directors, Mr Tsoi Tong Hoo Tony, Mr Cheong Chow Yin as non-executive directors and Mr Yuen Kin, Mr Wilton Timothy Carr Ingram and Dr Wong Yau Kar David as independent non-executive directors.

DEFINITIONS

"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"Convertible Note"	convertible note of approximately HK$104 million issued by the Company and held by Mr Ko
"Director(s)"	the director(s) of the Company
"Exclusive Advertising Agency Agreement"	the exclusive advertising agency agreement entered into between Qiansi and Hainan TV on 12 May 2006
"Exclusive Advertising Agency Transaction"	the transaction contemplated under the Exclusive Advertising Agency Agreement
"Group"	the Company and its subsidiaries
"Hainan TV"	Hai Nan Haishi Tourist Satellite TV Media Co., Ltd (海南海視旅遊衛視傳媒有限責任公司)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr Ko"	Ko Chun Shun, Johnson, a Director
"PRC"	the People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this announcement
"Qiansi"	Beijing Hua Yi Qian Si Advertising Company Limited (北京華億千思廣告有限公司)
"Shares"	the shares of the Company
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Travel Channel"	Hainan Satellite Television Travel Channel

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Dong Ping
Chairman

Hong Kong, 18 May 2006

For the purpose of this announcement, unless otherwise indicated, the exchange rate of HK$1 = RMB1.039 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate or at any other rate.

友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

兌換可換股票據
及
主要交易 －
訂立獨家廣告代理協議
及
更新建議分派

兌換可換股票據

本公司謹此公佈，於二零零六年五月十八日，可換股票據已按每股股份0.049港元之兌換價兌換為約2,122,100,000股股份。因此，於二零零六年五月一日，已發行股份數目由9,916,474,028股股份增加至12,038,610,640股股份。

獨家廣告代理協議

董事會欣然公佈，於二零零六年五月十二日，千思與海南衛視訂立獨家廣告代理協議，據此，千思將擔任海南衛視之獨家廣告代理直至二零一一年十二月三十一日為止，而廣告資源(包括旅遊頻道之所有商業廣告時間及可用的個別節目贊助)將由千思代理。

根據上市規則第14章，獨家廣告代理交易構成本公司之主要交易，故須遵守上市規則之申報、公佈及股東批准之規定。根據上市規則第14.44條，為代替舉行股東大會，本公司已取得高先生及其聯繫人士(持有合共約51.4%之已發行股份)之書面批准，以批准獨家廣告代理交易。與此有關之通函將於實際可行情況下盡快寄發予股東，以供參考。

建議分派

於兌換可換股票據後，本公司之已發行股本已增加至12,038,610,640股股份，根據建議分派之分派比例已更改為每持有10,000股股份獲分派約94股天地數碼普通股。

應本公司之要求，股份已於二零零六年五月十七日上午九時三十分起在聯交所暫停買賣，以待刊發本公佈。本公司已向聯交所申請股份於二零零六年五月十九日上午九時三十分起恢復買賣。

兌換可換股票據

謹此提述本公司於二零零五年五月三十一日刊發之公佈，內容有關(其中包括)完成友利買賣協議(定義見有關公佈)。

本公司謹此公佈，於二零零六年五月十八日，可換股票據已按每股股份0.049港元之兌換價兌換為約2,122,100,000股股份。因此，於二零零六年五月一日，已發行股份數目由9,916,474,028股股份增加至12,038,610,640股股份。高先生已取得就兌換可換股票據提出強制性全面收購建議之責任之清洗豁免。於本公佈日期，公眾人士持有約3,150,800,000股股份，佔經兌換可換股票據擴大之已發行股份約26.2%。

獨家廣告代理協議

協議

於二零零六年五月十二日，千思與海南衛視訂立獨家廣告代理協議，據此，千思將於直至二零一一年十二月三十一日止6年期間獲正式委聘為海南衛視之獨家廣告代理，而廣告資源(包括旅遊頻道之所有商業廣告時間及可用的個別節目贊助)將由千思代理。千思為本公司之全資附屬公司。海南衛視由北京保利華億傳媒文化有限公司(本公司擁有50%實際權益)擁有49%。於本公佈日期，海南衛視由海南廣播電視臺持有50%，由北京保利華億傳媒文化有限公司持有49%及海南廣播電視廣告有限公司持有1%。北京保利華億傳媒文化有限公司由本集團擁有50%及保利文化藝術有限公司擁有50%。海南廣播電視臺、海南廣播電視廣告有限公司及保利文化藝術有限公司以及彼等各自之最終實益擁有人為乃獨立於本公司或其附屬公司之董事、主要行政人員及主要股東或任何彼等各自之聯繫人士。因此，就上市規則而言，海南衛視並非本公司之關連人士。

根據獨家廣告代理協議，銷售及代理廣告資源(包括旅遊頻道之商業廣告時間及可用的個別節目贊助)產生之所有收益將歸千思所有，而千思則將向海南衛視支付事先協定定額費用。於獨家廣告代理協議6年期內各年應付之每年定額代價介乎每年人民幣180,000,000元(相等於約173,200,000港元)至人民幣207,000,000元(相等於約199,200,000港元)。代價乃經獨家廣告代理協議之訂約方公平磋商後釐定。協定代價時，本集團已考慮多項因素，其中包括市況及旅遊頻道之收視率、海南衛視及旅遊頻道之管理及發展策略及中國電視廣告市場趨勢。董事認為，獨家廣告代理協議之條款屬公平合理，並符合股東之整體利益。

海南衛視之承諾

海南衛視已向千思承諾其將維持其主要管理層之穩定，並於二零零六年至二零一一年間投入由人民幣120,000,000元(相等於約115,500,000港元)至人民幣138,000,000元(相等於約132,800,000港元)不等之每年最低金額於製作及購買節目以及於中國不同地區擴大旅遊頻道之覆蓋。本公司自海南衛視獲悉，其有意動用根據獨家廣告代理協議應付予其之資金，以撥付上述建議投資。

海南衛視及旅遊頻道之資料

[illegible]

千思之資料及訂立獨家廣告代理協議之理由

[illegible]

上市規則之規定

[illegible]

建議分派

[illegible]

一般事項

[illegible]

釋義

[illegible]

承董事會命
友利控股有限公司
主席
董平

香港，二零零六年五月十八日

[illegible]

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

CONVERSION OF THE CONVERTIBLE NOTE AND MAJOR TRANSACTION — ENTERING INTO AN EXCLUSIVE ADVERTISING AGENCY AGREEMENT AND UPDATE ON THE PROPOSED DISTRIBUTION

CONVERSION OF THE CONVERTIBLE NOTE

The Company would like to announce that on 18 May 2006, the Convertible Note was converted into approximately 2,122.1 million Shares at a conversion price of HK$0.049 per Share. As a result, the number of issued Shares increases to 12,038,610,640 Shares from 9,916,474,028 Shares as at 1 May 2006.

EXCLUSIVE ADVERTISING AGENCY AGREEMENT

The Board is pleased to announce that on 12 May 2006, Qiansi entered into the Exclusive Advertising Agency Agreement with Hainan TV pursuant to which Qiansi will act as the exclusive advertising agent of Hainan TV up to 31 December 2011 and the advertising resources including all the commercial advertising air-time of the Travel Channel and available specific programme sponsorships will be distributed by Qiansi.

The Exclusive Advertising Agency Transaction constitutes a major transaction for the Company under Chapter 14 of the Listing Rules, which is subject to the reporting, announcement and Shareholders' approval requirements of the Listing Rules. Pursuant to Rule 14.44 of the Listing Rules, in lieu of holding a general meeting, the Company has obtained written approval from Mr Ko and his associates, who own an aggregate of approximately 51.4% of the issued Shares, to approve the Exclusive Advertising Agency Transaction. A circular in this regard will be dispatched to the Shareholders for information purposes as soon as practicable.

PROPOSED DISTRIBUTION

After the conversion of the Convertible Note, the issued share capital of the Company has increased to 12,038,610,640 Shares. The distribution ratio under the Proposed Distribution has changed to approximately 94 DVN Ordinary Shares for every 10,000 Shares held.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 17 May 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 19 May 2006.

CONVERSION OF THE CONVERTIBLE NOTE

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement (as defined in such announcement).

The Company would like to announce that on 18 May 2006, the Convertible Note was converted into approximately 2,122.1 million Shares at a conversion price of HK$0.049 per Share. As a result, the number of issued Shares increases to 12,038,610,640 Shares from 9,916,474,028 Shares as at 1 May 2006. Mr Ko has obtained a whitewash waiver from the mandatory general offer obligation in respect of the conversion of the Convertible Note. As at the date of this announcement, approximately 3,150.8 million Shares are held by the public, representing approximately 26.2% of the issued Shares as enlarged by the conversion of the Convertible Note.

EXCLUSIVE ADVERTISING AGENCY AGREEMENT

The Agreement

On 12 May 2006, Qiansi and Hainan TV entered into the Exclusive Advertising Agency Agreement pursuant to which Qiansi is officially engaged as the exclusive advertising agent of Hainan TV and the advertising resources including all the air-time for commercial advertising in the Travel Channel and available specific programme sponsorships should be distributed by Qiansi for a period of 6 years up to 31 December 2011. Qiansi is a wholly owned subsidiary of the Company. Hainan TV is 49% owned by Asian Union Film and Media (北京保利華億傳媒文化有限公司), in which the Company has an effective interest of 50%. As at the date of this announcement, Hainan TV is 50% held by Hainan Broadcast Television Station (海南廣播電視臺), 49% held by Asian Union Film and Media (北京保利華億傳媒文化有限公司) and 1% held by Hainan Broadcast Television Advertising Company Limited (海南廣播電視廣告有限公司). Asian Union Film and Media (北京保利華億傳媒文化有限公司) is owned as to 50% by the Group and 50% by Poly Culture & Arts Co., Ltd. (保利文化藝術有限公司). Hainan Broadcast Television Station, Hainan Broadcast Television Advertising Company Limited and Poly Culture & Arts Co., Ltd. and their respective ultimate beneficial owners are independent of the directors, chief executive and substantial shareholders of the Company, its subsidiaries or any of their respective associates. Accordingly, Hainan TV is not a connected person of the Company for the purposes of the Listing Rules.

Under the Exclusive Advertising Agency Agreement, all the revenue derived from the sales and distribution of the advertising resources including commercial advertising air-time of the Travel Channel and available specific programme sponsorships shall belong to Qiansi, who in return will pay pre-agreed fixed fees to Hainan TV. The annual fixed consideration payable during each of the 6-year term of the Exclusive Advertising Agency Agreement ranges from RMB180 million (equivalent to approximately HK$173.2 million) to RMB207 million (equivalent to approximately HK$199.2 million) every year. The consideration was agreed after arm's length negotiations between the parties to the Exclusive Advertising Agency Agreement. In agreeing with the consideration, the Group has taken into account a number of factors including, among other things, the market position and audience rating of the Travel Channel, the management and development strategy of Hainan TV and the Travel Channel and the television advertising market trend in the PRC. The Directors consider that the terms of the Exclusive Advertising Agency Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

Undertaking by Hainan TV

Hainan TV has undertaken to Qiansi that it will maintain the stability of its key management and spend annual minimum amounts ranging from RMB120 million (equivalent to approximately HK$115.5 million) to RMB138 million (equivalent to approximately HK$132.8 million) from 2006 to 2011 for the productions and purchases of programs and the expansion of the Travel Channel's coverage in different areas in the PRC. The Company understands from Hainan TV that it intends to utilize the funds payable to it under the Exclusive Advertising Agency Agreement to finance the above proposed investments.

Information of Hainan TV and Travel Channel

Hainan TV is a jointly controlled entity of the Company. No investors in Hainan TV are connected persons of the Company for the purposes the Listing Rules. Hainan TV has obtained from the Travel Channel the sole rights to manage and run its programming and advertising of the Travel Channel for 30 years from August 2003. After Hainan TV has obtained the sole operation right, the Travel Channel was relaunched in July 2004. In January 2006, the Travel Channel underwent another major revamp with a view to further enhancing its attractiveness to the audience.

Information of Qiansi and reasons for the entering of the Exclusive Advertising Agency Agreement

The advertising market in the PRC grew from approximately RMB118 million (equivalent to approximately HK$113.6 million) in 1981 to approximately RMB90 billion (equivalent to approximately HK$86.6 billion) in 2002, representing a growth of over 760 times. It is projected that the market will further grow to about RMB289 billion (equivalent to approximately HK$278 billion) by 2010. According to the statistics issued by the State Administration of Radio, Film and Television of the PRC, the total television advertising income in the PRC increased to approximately RMB39.4 billion (equivalent to approximately HK$37.9 billion) in 2004 from approximately RMB32.6 billion (equivalent to approximately HK$31.4 billion) in 2003, representing an increase of approximately 21%. The Company considers that the advertising expenditure in the PRC as a percentage to the overall gross domestic products of the PRC is still relatively low as compared to other developed countries. The Olympic Games to be held in Beijing in 2008 will constitute a positive impact to the overall advertising industry, especially the television advertising expenditure in the PRC. The Travel Channel is a young and innovative channel offering a variety of television programs, including popular dramas, news, and other informative and documentary programs with themes of leisure and travel. The target group of audience of the Travel Channel is the relatively high income group in the PRC with ages ranging from 25 to 50 and is expected to have a higher spending power on leisure goods and services. With the target audience of the Travel Channel, it focuses to attract advertising clients with relatively high advertising spending each year, such as airlines, hotels, luxury cars and other branded products.

Qiansi is a wholly owned subsidiary of the Company. Qiansi is principally engaged in advertising production. The Group is principally engaged in media related businesses (including distribution of television drama and films, advertising agency and production), the retail and distribution of home audio and video equipment, and the provision of IP telephony and related services. The Directors believe that the establishment of the strategic co-operation between Qiansi and Hainan TV by the entering into of the Exclusive Advertising Agency Agreement will further strengthen Qiansi's competitive position as a television commercial production company in the PRC as it has the niche ability to arrange advertising air-time for its clients at a young and growing television channel, the Travel Channel. This will in turn enhance the ability of Qiansi to capitalize the growing television advertising market. It is the business plan of Qiansi to sell the advertising resources including the commercial advertising air-time of the

Travel Channel and available specific programme sponsorships to its customers and help its customers produce the television commercials to be broadcast. We understand from the Company that Qiansi intends to use such operating cash inflow to finance the payment of the consideration under the Exclusive Advertising Agency Agreement.

Listing Rules Requirements

The Stock Exchange has indicated that the Exclusive Advertising Agency Transaction is regarded as an operating lease under Rule 14.04(1)(d) of the Listing Rules and thus a transaction under Chapter 14 of the Listing Rules.

The Exclusive Advertising Agency Transaction constitutes a major transaction for the Company under Chapter 14 of the Listing Rules, which is subject to the reporting, announcement and Shareholders' approval requirements of the Listing Rules. No Shareholders are required to abstain from voting in this regard. Pursuant to Rule 14.44 of the Listing Rules, in lieu of holding a general meeting, the Company has obtained written approval from Mr Ko who owns approximately 5,187.3 million Shares, representing approximately 43.1% of the issued Shares, from Kwan Wing Holdings Limited which owns approximately 360.4 million Shares, representing approximately 3.0% of the issued Shares, and from Techral Holdings Limited which owns approximately 640 million Shares, representing approximately 5.3% of the issued Shares to approve the Exclusive Advertising Agency Agreement. Mr Ko has the 100% direct interest in Kwan Wing Holdings Limited and a 96% beneficial interest in Techral Holdings Limited. Mr Ko and his associates hold an aggregate interest of 51.4% in the Company. A circular in this regard will be dispatched to the Shareholders for information purposes as soon as practicable.

PROPOSED DISTRIBUTION

Reference is made to the announcement of the Company dated 11 May 2006 (the "Announcement"). Capitalised terms used in this section have the same meanings as defined in the Announcement.

Based on the Shares in issue as at the date of the Announcement, about 114 DVN Ordinary Shares would be distributed to the Shareholders for every 10,000 Shares held as set out in the Announcement. After the conversion of the Convertible Note, the issued share capital of the Company has increased from 9,916,474,028 Shares (as at the date of the Announcement) to 12,038,610,640 Shares. The distribution ratio under the Proposed Distribution has changed accordingly. On the basis of 12,038,610,640 Shares in issue as at the date of this announcement and assuming that (i) no DVN Preference Shares held by the Group will be exchanged into DVN Ordinary Shares and (ii) there is no change to the issued ordinary share capital of the Company, approximately 94 DVN Ordinary Shares will be distributed to the Shareholders for every 10,000 Shares held under the Proposed Distribution.

GENERAL

At the request of the Company, trading in the Shares on the Stock Exchange was suspended at 9:30 a.m. on 17 May 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 19 May 2006.

As at the date hereof, the Board comprises Mr Dong Ping as Chairman, Mr Ko Chun Shun Johnson and Mr Shen Ka Yip Timothy as executive directors, Mr Tsoi Tong Hoo Tony, Mr Cheong Chow Yin as non-executive directors and Mr Yuen Kin, Mr Wilton Timothy Carr Ingram and Dr Wong Yau Kar David as independent non-executive directors.

"Board" — the board of Directors

"Company" — Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange

"Convertible Note" — convertible note of approximately HK$104 million issued by the Company and held by Mr Ko

"Director(s)" — the director(s) of the Company

"Exclusive Advertising Agency Agreement" — the exclusive advertising agency agreement entered into between Qiansi and Hainan TV on 12 May 2006

"Exclusive Advertising Agency Transaction" — the transaction contemplated under the Exclusive Advertising Agency Agreement

"Group" — the Company and its subsidiaries

"Hainan TV" — Hai Nan Haishi Tourist Satellite TV Media Co., Ltd (海南海視旅遊衛視傳媒有限責任公司)

"HK$" — Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong" — the Hong Kong Special Administrative Region of the PRC

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange

"Mr Ko" — Ko Chun Shun, Johnson, a Director

"PRC" — the People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this announcement

"Qiansi" — Beijing Hua Yi Qian Si Advertising Company Limited (北京華億千思廣告有限公司)

"Shares" — the shares of the Company

"Shareholders" — the shareholders of the Company

"Stock Exchange" The Stock Exchange of Hong Kong Limited

"Travel Channel" Hainan Satellite Television Travel Channel

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Dong Ping
Chairman

Hong Kong, 18 May 2006

For the purpose of this announcement, unless otherwise indicated, the exchange rate of HK$1 = RMB1.039 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate or at any other rate.

Please also refer to the published version of this announcement in the China Daily.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

兌換可換股票據
及
主要交易－
訂立獨家廣告代理協議
及
更新建議分派

兌換可換股票據

本公司謹此公佈，於二零零六年五月十八日，可換股票據已按每股股份0.049港元之兌換價兌換為約2,122,100,000股股份。因此，於二零零六年五月一日，已發行股份數目由9,916,474,028股股份增加至12,038,610,640股股份。

獨家廣告代理協議

董事會欣然公佈，於二零零六年五月十二日，千思與海南海視訂立獨家廣告代理協議，據此，千思將擔任海南海視之獨家廣告代理直至二零一一年十二月三十一日為止，而廣告資源(包括旅遊頻道之所有商業廣告時間及可用的個別節目贊助)將由千思代理。

根據上市規則第14章，獨家廣告代理交易構成本公司之主要交易，故須遵守上市規則之申報、公佈及股東批准之規定。根據上市規則第14.44條，為代替舉行股東大會，本公司已取得高先生及其聯繫人士(持有合共約51.4%之已發行股份)之書面批准，以批准獨家廣告代理交易。與此有關之通函將於實際可行情況下盡快寄發予股東，以供參考。

建議分派

於兌換可換股票據後，本公司之已發行股本已增加至12,038,610,640股股份。根據建議分派之分派比例已更改為每持有10,000股股份獲分派約94股天地數碼普通股。

應本公司之要求，股份已於二零零六年五月十七日上午九時三十分起在聯交所暫停買賣，以待刊發本公佈。本公司已向聯交所申請股份於二零零六年五月十九日上午九時三十分起恢復買賣。

兌換可換股票據

謹此提述本公司於二零零五年五月三十一日刊發之公佈，內容有關(其中包括)完成友利買賣協議(定義見有關公佈)。

本公司謹此公佈，於二零零六年五月十八日，可換股票據已按每股股份0.049港元之兌換價兌換為約2,122,100,000股股份。因此，於二零零六年五月一日，已發行股份數目由9,916,474,028股股份增加至12,038,610,640股股份。高先生已取得就兌換可換股票據提出強制性全面收購建議之責任之清洗豁免。於本公佈日期，公眾人士持有約3,150,800,000股股份，佔經兌換可換股票據擴大之已發行股份約26.2%。

獨家廣告代理協議

協議

於二零零六年五月十二日，千思與海南海視訂立獨家廣告代理協議，據此，千思將於直至二零一一年十二月三十一日止6年期間獲正式委聘為海南海視之獨家廣告代理，而廣告資源(包括旅遊頻道之所有商業廣告時間及可用的個別節目贊助)將由千思代理。千思為本公司之全資附屬公司。海南海視由北京保利華億傳媒文化有限公司(本公司擁有50%實際權益)擁有49%。於本公佈日期，海南海視由海南廣播電視臺持有50%、由北京保利華億傳媒文化有限公司持有49%及海南廣播電視廣告有限公司持有1%。北京保利華億傳媒文化有限公司由本集團擁有50%及保利文化藝術有限公司擁有50%。海南廣播電視臺、海南廣播電視廣告有限公司及保利文化藝術有限公司以及彼等各自之最終實益擁有人為乃獨立於本公司或其附屬公司之董事、主要行政人員及主要股東或任何彼等各自之聯繫人士。因此，就上市規則而言，海南海視並非本公司之關連人士。

根據獨家廣告代理協議，銷售及代理廣告資源(包括旅遊頻道之商業廣告時間及可用的個別節目贊助)產生之所有收益將屬千思所有，而千思則將向海南海視支付事先協定定額費用。於獨家廣告代理協議6年期內各年應付之每年定額代價介乎每年人民幣180,000,000元(相等於約173,200,000港元)至人民幣207,000,000元(相等於約199,200,000港元)。代價乃經獨家廣告代理協議之訂約方公平磋商後協定。協定代價時，本集團已考慮多項因素，其中包括市況及旅遊頻道之收視率、海南海視及旅遊頻道之管理及發展策略及中國電視廣告市場趨勢。董事認為，獨家廣告代理協議之條款屬公平合理，並符合股東之整體利益。

海南海視之承諾

海南海視已向千思承諾其將維持其主要管理層之穩定，並於二零零六年至二零一一年間投入由人民幣120,000,000元(相等於約115,500,000港元)至人民幣138,000,000元(相等於約132,800,000港元)不等之每年最低金額於製作及購買節目以及於中國不同地區擴大旅遊頻道之覆蓋。本公司自海南海視獲悉，其有意動用根據獨家廣告代理協議應付予其之資金，以撥付上述建議投資。

海南海視及旅遊頻道之資料

海南海視為本公司之共同控制企業。就上市規則而言，概無海南海視之投資者為本公司之關連人士。海南海視已取得自二零零三年八月起計三十年管理及經營旅遊頻道之節目及廣告之獨家權利。海南海視取得獨家經營權後，旅遊頻道已於二零零四年七月重新推出。於二零零六年一月，旅遊頻道進行另一次重要革新，以進一步提高對觀眾之吸引力。

千思之資料及訂立獨家廣告代理協議之理由

中國之廣告市場已由一九八一年約人民幣1.18億元(相等於約1.136億港元)增至二零零二年約人民幣900億元(相等於約866億港元),增長超過760倍。預期市場將進一步增長至二零一零年約人民幣2,890億元(相等於約2,780億港元)。根據中國國家廣播電影電視總局之統計數字,中國之電視廣告總收入由二零零三年約人民幣326億元(相等於約314億港元)增至二零零四年約人民幣394億元(相等於約379億港元),上升約21%。本公司認為,比較其他已發展國家而言,中國之廣告開支相對中國之整體國內生產總值仍然偏低。即將於二零零八年在北京舉行之奧運會將對整體之廣告行業(尤其是中國之電視廣告開支)構成正面影響。旅遊頻道作為年輕、創新之頻道提供多元化之電視節目,包括流行劇集、新聞以及其他主題環繞消閒與旅遊之資訊與紀錄節目。旅遊頻道之目標觀眾針對中國國內年齡介乎25至50歲之相對高收入並預期對消閒商品與服務擁有較強消費力之群眾。為配合其目標觀眾,旅遊頻道集中吸引每年廣告消費較高之廣告客戶,例如航空公司、酒店、豪華汽車及其他品牌產品。

千思為本公司之全資附屬公司。千思主要從事廣告製作之業務。本集團主要從事媒體相關業務(包括分銷電視劇及電影、廣告代理及製作)、零售及分銷家用影音器材、提供互聯網電話及相關服務。董事相信,千思與海南海視透過訂立獨家廣告代理協議建立策略性合作,將由於千思可為其客戶在旅遊頻道這正在增長之年輕電視頻道中安排廣告時間之獨特能力,進一步鞏固千思作為中國電視商業製作公司之競爭力,從而促進千思把握電視廣告市場增長之能力。千思之業務計劃為向其客戶銷售廣告資源(包括旅遊頻道之商業廣告時間及可得到的個別節目贊助),並協助其客戶製作電視廣告以供播放。吾等自本公司獲悉,千思擬動用該經營現金流量作為支付獨家廣告代理協議代價之資金。

上市規則之規定

聯交所已表示,獨家廣告代理交易被視為上市規則第14.04(1)(d)條項下之融資租賃,故為上市規則第14章項下之交易。

根據上市規則第14章,獨家廣告代理交易構成本公司之主要交易,故須遵守上市規則之申報、公佈及股東批准之規定。概無股東須就此放棄投票。根據上市規則第14.44條,為代替舉行股東大會,本公司已取得高先生(持有約5,187,300,000股股份,佔已發行股份約43.1%)、Kwan Wing Holdings Limited(持有約360,400,000股股份,佔已發行股份約3.0%)及Techral Holdings Limited(持有約640,000,000股股份,佔已發行股份約5.3%)之書面批准,以批准獨家廣告代理協議。高先生擁有Kwan Wing Holdings之全部直接權益及Techral Holdings Limited之96%實益權益。高先生及其聯繫人士合共持有本公司51.4%之權益。與此有關之通函將於實際可行情況下盡快寄發予股東,以供參考。

建議分派

謹此提述本公司於二零零六年五月十一日刊發之公佈(「該公佈」)。本節所用詞彙與該公佈所界定者具相同涵義。

根據於該公佈日期之已發行股份,如該公佈所述,股東每持有10,000股股份獲分派約114股天地數碼普通股。於兌換可換股票據後,本公司之已發行股本已由9,916,474,028股股份(於該公佈日期)增加至12,038,610,640股股份。因此,根據建議分派之分派比例經已更改。按照於本公佈日期

已發行12,038,610,640股股份之基準，並假設(i)本集團所持天地數碼優先股並無獲交換為天地數碼普通股及(ii)本公司之已發行普通股本亦無變動，根據建議分派，股東每持有10,000股股份將獲分派約94股天地數碼普通股。

一般事項

應本公司之要求，股份已於二零零六年五月十七日上午九時三十分起在聯交所暫停買賣，以待刊發本公佈。本公司已向聯交所申請股份於二零零六年五月十九日上午九時三十分起恢復買賣。

於本公佈日期，董事會包括主席董平先生，執行董事高振順先生及沈嘉奕先生，非執行董事蔡東豪先生及張釗榮先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

釋義

「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於開曼群島註冊成立之有限公司，其普通股於聯交所主板上市
「可換股票據」	指	本公司發行及由高先生持有約104,000,000港元之可換股票據
「董事」	指	本公司董事
「獨家廣告代理協議」	指	千思與海南海視於二零零六年五月十二日訂立之獨家廣告代理協議
「獨家廣告代理交易」	指	獨家廣告代理協議項下擬進行之交易
「本集團」	指	本公司及其附屬公司
「海南海視」	指	海南海視旅遊衛視傳媒有限責任公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「上市規則」	指	聯交所上市證券規則
「高先生」	指	董事高振順先生
「中國」	指	中華人民共和國，就本公佈而言不包括香港、澳門及台灣
「千思」	指	北京華億千思廣告有限公司

「股份」 指 本公司股份

「股東」 指 本公司股東

「聯交所」 指 香港聯合交易所有限公司

「旅遊頻道」 指 海南衛視旅遊頻道

承董事會命
友利控股有限公司
主席
董平

香港，二零零六年五月十八日

就本公佈而言，除另有指明外，所採用之匯率為1港元 = 人民幣1.039元，僅供説明，並不代表任何金額已經、可以或可能按該等匯率或任何其他匯率換算。

請同時參閱本公佈於香港經濟日報刊登的內容。

(Stock Code: 419)

(A) DISTRIBUTION OF ALL DVN ORDINARY SHARES HELD
(B) POSSIBLE DISPOSAL OF ALL DVN PREFERENCE SHARES HELD (VERY SUBSTANTIAL DISPOSAL)
(C) CHANGE IN CHAIRMANSHIP

RECEIVED
P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Board is pleased to announce that on 11 May 2006, the Board resolved that the Proposed Distribution be made to the Shareholders whose names appear on the register of members of the Company on the Record Date. Under the Proposed Distribution, all the DVN Ordinary Shares held by the Company will be distributed to all Shareholders on a pro rata basis based on the number of Shares held. The Proposed Distribution will be made out of the share premium account of the Company and will be subject to approval of the Shareholders by an ordinary resolution at the EGM.

The Company currently also holds 15,000,000 DVN Preference Shares, which may be exchanged into approximately 28.1 million DVN Ordinary Shares at an exchange price of HK$4.13 per share.

Whilst the Company has no agreement to dispose of any of the DVN Preference Shares, the Board proposes the Mandate to be granted to it allowing the Company to dispose of the DVN Preference Shares (or the DVN Ordinary Shares so exchanged into) at normal commercial terms from time to time during the twelve-month period after the Shareholders have approved for the granting of the Mandate.

The Board would also like to announce that Mr Dong Ping, an executive Director, was designated as Chairman of the Board with effect from 12 May 2006.

THE PROPOSED DISTRIBUTION

Introduction

On 11 May 2006, the Board resolved that the Proposed Distribution be made to the Shareholders whose names appear on the register of members of the Company on the Record Date. Under the Proposed Distribution, all the DVN Ordinary Shares held by the Company will be distributed to all Shareholders on a pro rata basis based on the number of Shares held. The Proposed Distribution will be made out of the share premium account of the Company. As at 31 December 2005, the share premium account of the Company amounted to approximately HK$447.2 million.

As at the date of this announcement, the Company holds 113,318,812 DVN Ordinary Shares, representing approximately 19.29% of the issued ordinary share capital of DVN, and 15,000,000 DVN Preference Shares, which may be exchanged into approximately 28.1 million DVN Ordinary Shares at an exchange price of HK$4.13 per DVN Ordinary Share. As at the date of this announcement, the Company has no intention to exercise the exchaageable rights attached to the DVN Preference Shares. Such DVN Ordinary Shares so exchanged into represent approximately 4.8% of the existing Shares in issue and approximately 4.6% of the Shares in issue as enlarged by the exchange of the DVN Preference Shares in full. On the basis of 9,916,474,028 Shares in issued as at the date of this announcement and assuming that no DVN Preference Shares held by the Group will be exchanged into DVN Ordinary Shares and there is no change to the issued ordinary share capital of the Company, approximately 114 DVN Ordinary Shares will be distributed to the Shareholders for every 10,000 Shares held under the Proposed Distribution. As at the date of this announcement, the Company also has an outstanding Convertible Note in issue with a principal amount of approximately HK$104 million which may be converted into approximately 2,122.1 million Shares. The above distribution ratio will change if there is any change to the issued ordinary share capital of the Company on or before the Record Date, including, among other things, conversion of the Convertible Note. Any fractional entitlements will not be distributed but will be aggregated, sold and retained for the benefit of the Company. Following the Proposed Distribution and the sale of the fractional entitlements to the DVN Ordinary Shares for the benefit of the Company, the Company will cease to hold any DVN Ordinary Shares but will continue to own the DVN Preference Shares (Subject to the Possible Disposals). The Company will bear the stamp duty which may be payable as a result of the transfer of the DVN Ordinary Shares by the Company to the Shareholders under the Proposed Distribution.

The Overseas Shareholders will not receive the DVN Ordinary Shares pursuant to the Proposed Distribution in the event that the Directors, upon making enquiry, consider such exclusion to be necessary or expedient on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places. Instead, arrangements will be made for the DVN Ordinary Shares which would otherwise have been distributed to the Overseas Shareholders to be sold in the market as soon as practicable and any net proceeds of sale, after deduction of the expenses incurred incidental to the sale, will be distributed in Hong Kong dollars to such persons pro rata to their entitlements (except that amounts of less than HK$100 will be retained for the benefit of the Company).

The aggregate market value of the DVN Ordinary Shares to be distributed under the Proposed Distribution as at the date of this announcement is about HK$200.6 million.

Condition precedent

The Proposed Distribution is subject to the Shareholders' approval by way of an ordinary resolution at the EGM. No Shareholders are required to abstain from voting in respect of the passing of the ordinary resolution. The Company will issue a circular to the Shareholders as soon as practicable setting out the details of the Proposed Distribution and a notice to convene the EGM.

Tentative timetable

	2006
Despatch of the circular and notice of EGM on or before	Monday, 22 May
Last day of dealings in the Shares on a cum-entitlement basis	Monday, 29 May
Commencement of dealings in the Shares on an ex-entitlement basis	Tuesday, 30 May
Latest time for lodging transfer of the Shares in order to qualify for entitlement pursuant to the Proposed Distribution	4:00 p.m., Thursday, 1 June
Closure of the register and branch register of members of the Company	Friday, 2 June to Tuesday, 6 June (both dates inclusive)
Latest time for lodging proxy form	10:00 a.m. on Sunday, 4 June
EGM	10:00 a.m. on Tuesday, 6 June
Record Date	Tuesday, 6 June
Re-opening of the register and branch register of members of the Company	Wednesday, 7 June
Posting of the share certificates for the Distribution Shares under the Proposed Distribution	Wednesday, 14 June

Note: The above timetable is tentative only. Should there be any change to the above tentative timetable, further announcement(s) will be made by the Company as and when necessary.

Information on DVN

DVN is an investment holding company and, though its subsidiaries, is principally engaged in the services and design, integration and installation of digital broadcasting systems and development of related software and products; and provision of international financial market information and selective consumer data.

The following table sets out the audited consolidated losses of DVN for the two years ended 31 December 2005.

	For the year ended 31 December	
	2005	2004
	HK$'000	*HK$'000*
Loss before taxation	33,922	55,757
Loss for the year	39,734	61,569

As at 31 December 2005, the audited consolidated net assets of DVN were approximately 55.8 million.

DVN was an associated company of the Company as at 31 December 2005. The amount of interests of the Company in DVN as shown in the audited consolidated balance sheet as at 31 December 2005 was approximately HK$19.5 million.

Reasons for the Proposed Distribution

After the acquisition of the entire shareholding interest in Anglo Alliance Co., Ltd. which indirectly owns a 50% interest in Asian Union Film and Media (北京保利華億傳媒文化有限公司), in 2005, the Group has been focusing on the development of its investments in the television, movie and advertising businesses in the PRC. The Company believes that there are vast growing opportunities in the PRC media industry and considers it in the interests of the Company and its Shareholders as a whole to continue to enhance its business development on the media businesses. More resources of the Group, including management resources, will be invested in the media businesses in the future. DVN is a major associated company of the Company. The DVN Group emphasizes on the development of the business related to digital broadcasting technology which is different from the media businesses of the Group. The Company believes that the Proposed Distribution will help the Group clearly reposition itself as a media company and facilitate the investor community to better understand the business model of the Group.

Whilst the Company continues to be optimistic about the business development of DVN, the Company believes that the Proposed Distribution would enable the Shareholders to have greater flexibility in managing their investments in DVN.

Closure of registers of members

The register and branch register of members of the Company will be closed from 2 June 2006 to 6 June 2006, both dates inclusive, during which period no Shares will be registered. For ascertaining Shareholders' entitlement to the Proposed Distribution, all share transfer documents together with the relevant share certificates must be lodged with the Company's branch share transfer office, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Central, Hong Kong by no later than 4:00 p.m. on 1 June 2006.

Despatch of share certificates for the Distribution Shares

Assuming that the Proposed Distribution is approved at the EGM, definitive certificates for the Distribution Shares are expected to be despatched by mail to the respective addresses of the Qualifying Shareholders, at their own risks, by no later than 14 June 2006. Fractional shares will not be issued but fractional entitlements will be aggregated and disposed of for the benefit of the Company.

POSSIBLE DISPOSALS

As mentioned above in this announcement, the Company holds 15,000,000 DVN Preference Shares as at the date of this announcement with an aggregate nominal value of US$15,000,000. The Company acquired such DVN Preference Shares pursuant to an agreement entered into in January 2000 at a total consideration of approximately US$19.5 million (equivalent to approximately HK$151.1 million). After the acquisition, the Group wrote down its investment in the DVN Preference Shares in the past few years due to impairment in the value of the DVN Preference Shares. The amount of investment in the DVN Preference Shares as stated in the consolidated balance sheet of the Company as at 31 December 2005 was approximately HK$63.6 million. The DVN Preference Shares are entitled to a fixed cumulative dividend of 5% per annum on the nominal value of the shares. As at 31 December 2005, the total accrued dividend receivable from the holding of the DVN Preference Shares amounted to HK$22,576,000. Such DVN Preference Shares are non-voting, not redeemable at the option of the holders but are exchangeable into approximately 28.1 million DVN Ordinary Shares based on the current exchange price of HK$4.13 per share. Such DVN Ordinary Shares so exchanged into represent approximately 4.8% of the existing Shares in issue and approximately 4.6% of the Shares in issue as enlarged by the exchange of the DVN Preference Shares in full. Based on the closing price of DVN Ordinary Shares as at the date of this announcement, the market value of the DVN Ordinary Shares which the DVN Preference Shares may exchange into amounts to approximately HK$49.8 million. The Company presently does not have any discussion with any party to dispose of the DVN Preference Shares. The Company believes that it would be in its best interests to have the flexibility of disposing of the DVN Preference Shares (and the DVN Ordinary Shares so exchanged into) to independent third parties who are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates should appropriate opportunities arise and should the Possible Disposals be in the best interests of the Company. It is particularly the case after DVN ceases to be an associated company of the Group following the Proposed Distribution. The Possible Disposals under favorable terms will allow the Group to realize its investment with a reasonable return and enhance its working capital position.

The Possible Disposals constitute a very substantial disposal for the Company under the Listing Rules. Under the Listing Rules, any very substantial disposal has to be made conditional on approval by shareholders in general meeting. As a derivative instrument, the value of the DVN Preference Shares is greatly attached to the market price and volatility of the DVN Ordinary Shares. During the past six-month period, the highest and the lowest trading prices of the DVN Ordinary Shares were HK$2.2 and HK$1.26 per share respectively. Given the relatively high volatility of the share price in the past few months, the Company believes that it would be practically difficult to have the investor of every Possible Disposal be willing to accept the extra market risk and be committed to acquire a certain amount of the DVN Preference Shares (or the DVN Ordinary Shares so exchanged into) at a particular price if the transaction is, together with any other Possible Disposals in aggregate, subject to shareholders' approval, which usually may take the Company one to two months to obtain. For the reasons set out above, the Company proposes to obtain the Mandate from the Shareholders to dispose of all the DVN Preference Shares held by the Company as at the date of this announcement (or the DVN Ordinary Shares so exchanged into) to independent third parties who are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates in the twelve-month period after the Shareholders have approved for the granting of the Mandate at prices to be determined based on the market prices of the DVN Ordinary Shares from time to time (which shall not be lower than 80% of the average closing price of the DVN Ordinary Shares for the 5 trading days immediately preceding the date on which an agreement of the relevant Possible Disposal is reached). Under the Mandate, the Possible Disposals have to be carried out on a cash basis and all the terms have to be on normal commercial terms. If the DVN Preference Shares are sold before the relevant accrued dividends are paid, the rights to receive such dividends will be transferred to the buyers of the shares under the Possible Disposals based on the expected present value of the accrued dividends. The approval from the Shareholders for the granting of the Mandate will be sought in a general meeting of the Company to be convened. No Shareholders are required to abstain from voting in respect of the passing of the resolution for approving the proposed granting of the Mandate. If the Possible Disposals are carried out, the Company will apply the relevant proceeds as general working capital of the Group. For illustrative purposes only, if all the DVN Preference Shares are disposed of at the closing price of the DVN Ordinary Shares as at the date of this announcement, based on the financial statements of the Group as at 31 December 2005, there may be a gross proceeds of approximately HK$49.8 million and an accounting loss of approximately HK$13.8 million. If all the DVN Preference Shares are disposed of at 80% of the average closing price of the DVN Ordinary Shares for the 5 trading days immediately preceding the date of this announcement, i.e. HK$2.7502 per DVN Preference Share (or HK$1.4656 per DVN Ordinary Share), the corresponding gross proceeds and accounting loss would be approximately HK$41.3 million and approximately HK$22.3 million respectively. Shareholders should note that the above information is for illustrative purposes only and the actual amounts of gross proceeds and accounting gain or loss depend on the actual selling price of each Possible Disposal.

The amount of the DVN Preference Shares (or the DVN Ordinary Shares so exchanged into) actually disposed of by the Company and the relevant proceeds will be set out in the relevant interim report and the annual report of the Company.

The Company will despatch a circular to the Shareholders setting out details of the proposed granting of the Mandate as soon as practicable.

CHANGE IN CHAIRMANSHIP

The Company would like to announce that Mr Dong Ping, aged 44, an executive Director since 31 May 2005, was designated as Chairman of the Board with effect from 12 May 2006. Mr Dong was the founder of Asian Union Film and Media (北京保利華億傳媒文化有限公司) and was the producer or co-producer of various internationally acclaimed movies. Given the experience, knowledge and connections of Mr Dong in the Media industry in the PRC, the Board believes that the chairmanship of Mr Dong will help the Group further develop and strengthen its principal media businesses. Mr Ko Chun Shun, Johnson, the ex-Chairman, will continue to be an executive Director.

Save for being an executive Director and the president of the media division of the Group, Mr Dong does not hold any position in the Group and did not hold any directorship in any other listed companies in the last three years. Mr Dong is independent of the other existing Directors, senior management or substantial or controlling Shareholders. As at the date of this announcement, Mr Dong holds 2,700,000,000 Shares, representing approximately 27.23% of the issued share capital of the Company. Save for the 2,700,000,000 Shares, Mr Dong has no other interests in Shares within the meaning of Part XV of the Securities and Futures Ordinance. Mr Dong has entered into a service contract with the Company in respect of his appointment as an executive Director for a term of two years from 31 May 2005. In his capacity as the Chairman of the Board, Mr Dong will be subject to retirement by rotation and re-election at the next annual general meeting to be held by the Company. Mr Dong shall receive a monthly basic remuneration of HK$10,000 plus a discretionary payment determined by the Board from time to time by reference to Mr Dong's contribution to the Group. Mr Dong shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election.

In relation to the designation of Mr Dong as the Chairman, there is no information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no matter that needs to be brought to the attention of the Shareholders.

GENERAL

As at the date hereof, the Board comprises Mr Ko Chun Shun, Johnson as Chairman, Mr Shen Ka Yip, Timothy and Mr Dong Ping as executive Directors, Mr Tsoi Tong Hoo, Tony, Mr Cheong Chow Yin as non-executive Directors and Mr Yuen Kin, Mr Wilton Timothy Carr Ingram and Dr Wong Yau Kar, David as independent non-executive Directors.

DEFINITIONS

"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"Convertible Note"	convertible note of approximately HK$104 million issued by the Company and held by Mr Ko Chun Shun, Johnson, an executive Director
"Director(s)"	the director(s) of the Company
"Distribution Shares"	the DVN Ordinary Shares to be distributed by the Company under the Proposed Distribution
"DVN"	DVN (Holdings) Limited, a company incorporated in Bermuda with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"DVN Ordinary Share(s)"	share(s) of HK$0.1 each in the ordinary share capital of DVN
"DVN Preference Shares"	exchangeable preference shares issued by DVN (Group) Limited, a wholly-owned subsidiary of DVN, of US$1 each, which carry rights to exchange into DVN Ordinary Shares
"EGM"	the extraordinary general meeting to be convened and held by the Company for seeking approval for the Proposed Distribution
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Mandate"	the mandate proposed to be granted to the Directors in relation to the Possible Disposals and to be approved by the Shareholders
"Overseas Shareholders"	the Shareholder(s) whose addresses as noted on the registers of members of the Company on the Record Date are outside Hong Kong
"Possible Disposal(s)"	possible disposal(s) of the DVN Preference Shares held by the Group as at the date of this announcement (or the DVN Ordinary Shares so exchanged into) to independent third parties who are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates at normal commercial terms during the twelve-month period after the Shareholders have approved the Mandate
"PRC"	the People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this announcement
"Proposed Distribution"	the proposed distribution of all the Distribution Shares to the Shareholders registered on the register and branch register of members on the Record Date
"Qualifying Shareholders"	Shareholders other than those Overseas Shareholders who will be excluded from receiving the Distribution Shares pursuant to the Proposed Distribution
"Record Date"	the record date for ascertaining the entitlement of the Shareholders to participate in the Proposed Distribution
"Share(s)"	ordinary share(s) of HK$0.01 each in the capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Universal Holdings Limited
Ko Chun Shun, Johnson
Chairman

Hong Kong, 11 May 2006

For the purpose of this announcement, unless otherwise indicated, the exchange rates of HK$1 = RMB1.039 and US$1=HK$7.75 have been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rates or at any other rates.

（於百慕達註冊成立之有限公司）
（股份代號：419）

(A)分派所持全部天地數碼普通股
(B)可能出售所持全部天地數碼優先股（非常重大出售）
(C)更改主席

董事會欣然公佈，於二零零六年五月十一日，董事會議決向於記錄日期名列本公司股東名冊之股東作出建議分派。根據建議分派，本公司所持全部天地數碼普通股將根據所持股份數目之基準按比例分派予全體股東。建議分派將撥自本公司之股份溢價賬，並須待股東於股東特別大會上以普通決議案批准。

本公司現時亦持有15,000,000股天地數碼優先股，可按每股4.13港元之交換價交換為約28,100,000股天地數碼普通股。

本公司現時並無訂立協議出售任何天地數碼優先股，然而董事會建議向其授出授權，以容許本公司按一般商業條款於股東批准授出授權後十二個月期間內不時出售天地數碼優先股（或如此獲交換之天地數碼普通股）。

董事會亦宣佈此公佈，執行董事蕭平先生由二零零六年五月十二日起獲任命為董事會主席。

建議分派

緒言

於二零零六年五月十一日，董事會議決向於記錄日期名列本公司股東名冊之股東作出建議分派。根據建議分派，本公司所持全部天地數碼普通股將根據所持股份數目之基準按比例分派予全體股東。建議分派將撥自本公司之股份溢價賬。於二零零五年十二月三十一日，本公司之股份溢價賬約為447,200,000港元。

於本公佈日期，本公司持有113,318,812股天地數碼普通股，佔天地數碼之已發行普通股本約19.29%，亦持有15,000,000股天地數碼優先股，可按每股天地數碼普通股4.13港元之交換價交換為約28,100,000股天地數碼普通股。於本公佈日期，本公司無意行使天地數碼優先股所附之交換權。該等如此獲交換之天地數碼普通股佔現已發行股份約4.8%及經天地數碼優先股獲全數交換擴大之已發行股份約4.6%。按照於本公佈日期已發行9,916,474,028股股份之基準，並假設本公司所持天地數碼優先股並無獲交換為天地數碼普通股及本公司之已發行普通股本並無變動，根據建議分派，股東每持有10,000股股份將獲分派約114股天地數碼普通股。於本公佈日期，本公司亦有本金額約為104,000,000港元之未兌換已發行可換股票據，可兌換為約2,122,100,000股股份。倘本公司之已發行普通股本於記錄日期或之前出現任何變動（其中包括兌換可換股票據），則上述分派比率將會改變。任何零碎股份將不予分派，但將彙集出售，所得利益將歸本公司所有。建議分派及將天地數碼普通股之零碎權利出售而本公司利益所有後，本公司將不再持有任何天地數碼普通股但將繼續擁有天地數碼優先股（或身進行可能出售）。本公司將承擔本公司根據建議分派轉讓天地數碼普通股予股東而導致可能須支付之印花稅。

根據建議分派，倘董事於作出查詢後因有關地區法例之法律限制或該等地區之有關監管機構或證券交易所之規定而認為就該等限制必需或權宜，則海外股東將不會收取天地數碼普通股，然而將會另行作出安排，在可行情況下盡快於市場上出售在其他情況下須應分派予海外股東之天地數碼普通股，而出售之任何所得款項淨額在扣除出售所產生之開支後將以港元按彼等之權利分設予該等人士（惟少於100港元之款項將歸本公司利益所有）。

於本公佈日期，根據建議分派將予分派之天地數碼普通股之總市值約為200,600,000港元。

先決條件

建議分派須待股東於股東特別大會上以普通決議案批准，並無股東須就通過普通決議案放棄投票。本公司將於可行情況下盡快向股東發出載有建議分派詳情之通函及召開股東特別大會之通告。

暫定時間表

	二零零六年
寄發通函及股東特別大會通告	五月二十二日（星期一）或之前
股份以附權基準進行買賣之最後日期	五月二十九日（星期一）
股份開始以除權基準進行買賣	五月三十日（星期二）
遞交股份過戶文件以享有建議分派之最後時限	六月一日（星期四）下午四時正
本公司暫停辦理股份過戶登記	六月二日（星期五）至六月六日（星期二）（包括首尾兩日）
遞交代表委任表格之最後時限	六月四日（星期日）上午十時正
股東特別大會	六月六日（星期二）上午十時正
記錄日期	六月六日（星期二）
本公司重新辦理股份過戶登記	六月七日（星期三）
根據建議分派寄發分派股份之股票	六月十四日（星期三）

附註：上述時間表僅屬暫定性質，倘上述暫定時間表有任何變動，本公司將於有需要時另行作出公佈。

天地數碼之資料

天地數碼為一間投資控股公司，而其附屬公司則主要從事之業務包括數碼化廣播服務、系統之設計、集成及裝設服務及相關軟件及產品之開發，以及提供國際金融市場訊息及有關客戶之資料。

下表載列天地數碼於截至二零零五年十二月三十一日止兩個年度之經審核綜合虧損。

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	千港元	千港元
除稅前虧損	33,922	55,757
年內虧損	39,734	61,569

於二零零五年十二月三十一日，天地數碼之經審核綜合資產淨值約為55,800,000港元。

於二零零五年十二月三十一日，天地數碼為本公司之聯營公司。於二零零五年十二月三十一日之經審核綜合資產負債表所示本公司於天地數碼之權益約為19,500,000港元。

建議分派之理由

於二零零五年收購Anglo Alliance Co., Ltd（間接擁有北京保利華億傳媒文化有限公司50%權益）全部股權後，本集團一直專注發展其於中國之電視、電影及廣告業務。本公司相信中國之媒體業擁有龐大發展機會，並認為繼續強化其於媒體業務之發展符合本公司及其股東之整體利益。未來，本集團將投放更多資源（包括管理資源）於媒體業務。天地數碼為本公司之主要聯營公司，天地數碼集團主要發展有關數碼化廣播技術之業務，有別於本集團之媒體業務。本公司相信建議分派將有助本集團締造其作為一間媒體公司之定位，促進投資界更明白瞭解本集團之業務模式。

儘管本公司繼續對天地數碼之業務發展感到樂觀，本公司相信建議分派將可讓股東更靈活管理彼等於天地數碼之投資。

暫停辦理股份過戶登記

本公司將於二零零六年六月二日至二零零六年六月六日（包括首尾兩日）暫停辦理股份過戶登記，期間概不辦理任何股份過戶。為確定股東於建議分派之權利，所有股份過戶文件連同有關股票必須不遲於二零零六年六月一日下午四時正送回本公司之股份過戶登記分處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

寄發分派股份之股票

假設建議分派於股東特別大會上獲批准，分派股份之正式股票預期將不遲於二零零六年六月十四日以郵寄方式寄予合資格股東各自之地址，郵誤風險概由彼等承擔。零碎股份將不會發行，惟零碎權利將彙集出售，所得利益將歸本公司所有。

可能出售

誠如本公佈上文所述，本公司於本公佈日期持有15,000,000股總面值15,000,000美元之天地數碼優先股。本公司根據於二零零零年一月訂立之協議以總代價約19,500,000美元（相等於約151,100,000港元）收購該等天地數碼優先股。於收購後，由於天地數碼優先股出現部份減值，故本集團於過往數年撇減了其於天地數碼優先股之投資。本公司於二零零五年十二月三十一日之綜合資產負債表所列投資於天地數碼優先股之金額約為63,600,000港元。天地數碼優先股有權享有按每年股份面值5%計算之固定累計股息。於二零零五年十二月三十一日，持有天地數碼優先股而應收之應計股息總額為22,576,000港元。該等天地數碼優先股為無投票權，不得由持有人選擇贖回，但可按每股4.13港元之現行交換價交換為約28,100,000股天地數碼普通股，該等如此獲交換之天地數碼普通股佔現已發行股份約4.8%及經天地數碼優先股獲全數交換擴大之已發行股份約4.6%。根據天地數碼普通股於本公佈日期之收市價計算，天地數碼優先股可交換為天地數碼普通股之市值約為49,800,000港元。本公司現時並無與任何人士進行任何磋商以出售天地數碼優先股。本公司相信，擁有靈活性可在出現適當機會時及於可能出售符合本公司最佳利益之情況下，向與本公司或本公司或其任何附屬公司之董事、主要行政人員或主要股東概無關連之獨立第三者或向任何彼等各自之聯繫人士出售天地數碼優先股（或如此獲交換之天地數碼普通股）乃符合其最佳利益，尤其是，天地數碼於建議分派後不再為本集團之聯營公司，故有利條款進行可能出售將容許本集團變現其投資取得合理回報及提升其營運資金狀況。

可能出售根據上市規則構成本公司之非常重大出售。根據上市規則，任何非常重大出售均須待股東於股東大會上批准後方可進行。作為衍生工具，天地數碼優先股之估值極視乎天地數碼普通股之市價及波動性。於過去六個月期間，天地數碼普通股之最高及最低成交價分別為每股2.2港元及1.26港元。鑑於過去數月之股價波動性相對較高，本公司相信，倘就交易連同任何其他可能出售介計時須取得股東批准（本公司一般需時一至兩個月取得），則每項可能出售之投資者願意接納額外市場風險及承諾按特定價格購入若干數量之天地數碼普通股（或如此獲交換之天地數碼普通股）實際上難以實現。基於上述理由，本公司建議取得股東授權於股東批准授出授權後十二個月期間內，按將根據天地數碼普通股不時之市價釐定之價格（不得低於天地數碼普通股於緊接達成有關可能出售協議日期前5個交易日之平均收市價之80%）向與本公司或本公司或其任何附屬公司之董事、主要行政人員或主要股東概無關連之獨立第三者或向任何彼等各自之聯繫人士出售本公司於本公佈日期所持全部天地數碼優先股（或如此獲交換之天地數碼普通股）。根據授權，可能出售須按現金基準進行，而所有條款均須為一般商業條款。倘天地數碼優先股於有關應計股息支付前出售，則收取該等股息之權利將根據可能出售按應計股息之預期現值轉讓予股份之買方。本公司將於將召開之股東大會上尋求股東批准授出授權，並無股東須就通過批准建議授出授權之決議案放棄投票。倘進行任何可能出售，則本公司將動用有關所得款項作為本集團之一般營運資金。僅供說明，倘全部天地數碼優先股按天地數碼普通股於本公佈日期之收市價出售，則根據本集團於二零零五年十二月三十一日之財務報表，可能會產生所得款項總額約49,800,000港元及會計虧損約13,800,000港元。倘全部天地數碼優先股按天地數碼普通股於緊接本公佈日期前5個交易日之平均收市價之80%（即每股天地數碼優先股2.7502港元（或每股天地數碼普通股1.4656港元））出售，則相應所得款項總額及會計虧損將分別為約41,300,000港元及約22,300,000港元。股東謹請注意，上述資料僅供說明，而所得款項總額及會計虧損之實際金額視乎每項可能出售之實際售價而定。

本公司實際出售天地數碼優先股（或如此獲交換之天地數碼普通股）之金額及有關所得款項將載於本公司相關之中期報告及年報內。

本公司將在可行情況下盡快向股東寄發載有建議授出授權詳情之通函。

更改主席

本公司謹此公佈，蕭平先生（44歲，自二零零五年五月三十一日起擔任執行董事）由二零零六年五月十二日起獲任命為董事會主席。蕭先生為北京保利華億傳媒文化有限公司之創辦人，曾為多部國際知名電影擔任製片人或聯合製片人。鑑於蕭先生於中國媒體業之經驗、知識及聯繫，董事會相信，蕭先生擔任主席將有助本集團進一步發展及加強其主要媒體業務。前主席高振順先生將繼續擔任執行董事。

除身為執行董事及本集團媒體部主席外，蕭先生於過去三年並無於本集團擔任任何職位，亦無於任何其他上市公司擔任任何董事職位。蕭先生乃獨立於本公司其他現有董事、高級管理人員或主要或控股股東。於本公佈日期，蕭先生持有2,700,000,000股股份，佔本公司已發行股本約27.23%。除2,700,000,000股股份外，蕭先生於股份中並無持有其他權益（定義見證券及期貨條例第XV部）。蕭先生已就其委任為執行董事與本公司訂立服務合約，由二零零五年五月三十一日起計為期兩年。身為董事會主席，蕭先生將須於本公司即將舉行之下屆股東週年大會上輪流退任及膺選連任。蕭先生將收取每月基本酬金10,000港元，加不時由董事會經參照蕭先生對本集團之貢獻釐定之酌情款項。蕭先生之任期將至本公司下屆股東週年大會為止，而屆時合資格膺選連任。

就任命蕭先生為主席而言，概無資料根據上市規則第13.51(2)(h)至13.51(2)(v)條之規定須予披露，亦無其他事項須股東垂注。

一般事項

於本公佈日期，董事會包括主席高振順先生、執行董事沈嘉榮先生及蕭平先生，非執行董事鄭東豪先生及殷劍鋒先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及葉友嘉博士。

釋義

「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於開曼群島註冊成立之有限公司，其普通股於聯交所主板上市
「可換股票據」	指	本公司發行及由執行董事高振順先生持有約104,000,000港元之可換股票據
「董事」	指	本公司董事
「分派股份」	指	本公司根據建議分派將予分派之天地數碼普通股
「天地數碼」	指	天地數碼（控股）有限公司，於百慕達註冊成立之有限公司，其普通股於聯交所主板上市
「天地數碼普通股」	指	天地數碼之普通股本中每股面值0.1港元之股份
「天地數碼優先股」	指	天地數碼之全資附屬公司天地數碼（集團）有限公司發行之每股面值1美元並附有權利可交換為天地數碼普通股之可交換優先股
「股東特別大會」	指	本公司將就尋求批准建議分派而召開及舉行之股東特別大會
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「授權」	指	建議將就可能出售而授予董事並將由股東批准之授權
「海外股東」	指	於記錄日期記於本公司股東名冊之地址為香港以外地區之股東
「可能出售」	指	本集團於本公佈日期所持天地數碼優先股（或如此獲交換之天地數碼普通股）按一般商業條款於股東批准授權後十二個月期間內，可能向與本公司或本公司或其任何附屬公司之董事、主要行政人員或主要股東概無關連之獨立第三者或向任何彼等各自之聯繫人士出售
「中國」	指	中華人民共和國，就本公佈而言不包括香港、澳門及台灣
「建議分派」	指	建議向於記錄日期登記於股東名冊及分冊之股東分派全部分派股份
「合資格股東」	指	根據建議分派將不會獲取分派股份之海外股東以外之股東
「記錄日期」	指	確定股東參與建議分派之權利之記錄日期
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司

承董事會命
友利控股有限公司
主席
蕭平

香港，二零零六年五月十一日

就本公佈而言，除另有指明外，所採用之匯率為1港元＝人民幣1.039元及1美元＝7.75港元（如適用），僅供說明，並不代表任何金額已經、可以或可能按該等匯率或任何其他匯率換算。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED 2006 AUG 14 P 1:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 419)

(A) DISTRIBUTION OF ALL DVN ORDINARY SHARES HELD
(B) POSSIBLE DISPOSAL OF ALL DVN PREFERENCE SHARES HELD (VERY SUBSTANTIAL DISPOSAL)
(C) CHANGE IN CHAIRMANSHIP

The Board is pleased to announce that on 11 May 2006, the Board resolved that the Proposed Distribution be made to the Shareholders whose names appear on the register of members of the Company on the Record Date. Under the Proposed Distribution, all the DVN Ordinary Shares held by the Company will be distributed to all Shareholders on a pro rata basis based on the number of Shares held. The Proposed Distribution will be made out of the share premium account of the Company and will be subject to approval of the Shareholders by an ordinary resolution at the EGM.

The Company currently also holds 15,000,000 DVN Preference Shares, which may be exchanged into approximately 28.1 million DVN Ordinary Shares at an exchange price of HK$4.13 per share.

Whilst the Company has no agreement to dispose of any of the DVN Preference Shares, the Board proposes the Mandate to be granted to it allowing the Company to dispose of the DVN Preference Shares (or the DVN Ordinary Shares so exchanged into) at normal commercial terms from time to time during the twelve-month period after the Shareholders have approved for the granting of the Mandate.

The Board would also like to announce that Mr Dong Ping, an executive Director, was designated as Chairman of the Board with effect from 12 May 2006.

THE PROPOSED DISTRIBUTION

Introduction

On 11 May 2006, the Board resolved that the Proposed Distribution be made to the Shareholders whose names appear on the register of members of the Company on the Record Date. Under the Proposed Distribution, all the DVN Ordinary Shares held by the Company will be distributed to all Shareholders on a pro rata basis based on the number of Shares held. The Proposed Distribution will be made out of the share premium account of the Company. As at 31 December 2005, the share premium account of the Company amounted to approximately HK$447.2 million.

As at the date of this announcement, the Company holds 113,318,812 DVN Ordinary Shares, representing approximately 19.29% of the issued ordinary share capital of DVN, and 15,000,000 DVN Preference Shares, which may be exchanged into approximately 28.1 million DVN Ordinary Shares at an exchange price of HK$4.13 per DVN Ordinary Share. As at the date of this announcement, the Company has no intention to exercise the exchangeable rights attached to the DVN Preference Shares. Such DVN Ordinary

Shares so exchanged into represent approximately 4.8% of the existing Shares in issue and approximately 4.6% of the Shares in issue as enlarged by the exchange of the DVN Preference Shares in full. On the basis of 9,916,474,028 Shares in issued as at the date of this announcement and assuming that no DVN Preference Shares held by the Group will be exchanged into DVN Ordinary Shares and there is no change to the issued ordinary share capital of the Company, approximately 114 DVN Ordinary Shares will be distributed to the Shareholders for every 10,000 Shares held under the Proposed Distribution. As at the date of this announcement, the Company also has an outstanding Convertible Note in issue with a principal amount of approximately HK$104 million which may be converted into approximately 2,122.1 million Shares. The above distribution ratio will change if there is any change to the issued ordinary share capital of the Company on or before the Record Date, including, among other things, conversion of the Convertible Note. Any fractional entitlements will not be distributed but will be aggregated, sold and retained for the benefit of the Company. Following the Proposed Distribution and the sale of the fractional entitlements to the DVN Ordinary Shares for the benefit of the Company, the Company will cease to hold any DVN Ordinary Shares but will continue to own the DVN Preference Shares (Subject to the Possible Disposals). The Company will bear the stamp duty which may be payable as a result of the transfer of the DVN Ordinary Shares by the Company to the Shareholders under the Proposed Distribution.

The Overseas Shareholders will not receive the DVN Ordinary Shares pursuant to the Proposed Distribution in the event that the Directors, upon making enquiry, consider such exclusion to be necessary or expedient on account of either of the legal restrictions under the laws of the relevant places or the requirements of the relevant regulatory body or stock exchange in those places. Instead, arrangements will be made for the DVN Ordinary Shares which would otherwise have been distributed to the Overseas Shareholders to be sold in the market as soon as practicable and any net proceeds of sale, after deduction of the expenses incurred incidental to the sale, will be distributed in Hong Kong dollars to such persons pro rata to their entitlements (except that amounts of less than HK$100 will be retained for the benefit of the Company).

The aggregate market value of the DVN Ordinary Shares to be distributed under the Proposed Distribution as at the date of this announcement is about HK$200.6 million.

Condition precedent

The Proposed Distribution is subject to the Shareholders' approval by way of an ordinary resolution at the EGM. No Shareholders are required to abstain from voting in respect of the passing of the ordinary resolution. The Company will issue a circular to the Shareholders as soon as practicable setting out the details of the Proposed Distribution and a notice to convene the EGM.

Tentative timetable

	2006
Despatch of the circular and notice of EGM on or before	Monday, 22 May
Last day of dealings in the Shares on a cum-entitlement basis	Monday, 29 May
Commencement of dealings in the Shares on an ex-entitlement basis	Tuesday, 30 May
Latest time for lodging transfer of the Shares in order to qualify for entitlement pursuant to the Proposed Distribution	4:00 p.m., Thursday, 1 June

Closure of the register and branch register of members of the Company	Friday, 2 June to Tuesday, 6 June (both dates inclusive)
Latest time for lodging proxy form	10:00 a.m. on Sunday, 4 June
EGM	10:00 a.m. on Tuesday, 6 June
Record Date	Tuesday, 6 June
Re-opening of the register and branch register of members of the Company	Wednesday, 7 June
Posting of the share certificates for the Distribution Shares under the Proposed Distribution	Wednesday, 14 June

Note: The above timetable is tentative only. Should there be any change to the above tentative timetable, further announcement(s) will be made by the Company as and when necessary.

Information on DVN

DVN is an investment holding company and, though its subsidiaries, is principally engaged in the services and design, integration and installation of digital broadcasting systems and development of related software and products; and provision of international financial market information and selective consumer data.

The following table sets out the audited consolidated losses of DVN for the two years ended 31 December 2005.

	For the year ended 31 December	
	2005	2004
	HK$'000	*HK$'000*
Loss before taxation	33,922	55,757
Loss for the year	39,734	61,569

As at 31 December 2005, the audited consolidated net assets of DVN were approximately 55.8 million.

DVN was an associated company of the Company as at 31 December 2005. The amount of interests of the Company in DVN as shown in the audited consolidated balance sheet as at 31 December 2005 was approximately HK$19.5 million.

Reasons for the Proposed Distribution

After the acquisition of the entire shareholding interest in Anglo Alliance Co., Ltd, which indirectly owns a 50% interest in Asian Union Film and Media (北京保利華億傳媒文化有限公司), in 2005, the Group has been focusing on the development of its investments in the television, movie and advertising businesses in the PRC. The Company believes that there are vast growing opportunities in the PRC media industry and considers it in the interests of the Company and its Shareholders as a whole to continue to enhance

its business development on the media businesses. More resources of the Group, including management resources, will be invested in the media businesses in the future. DVN is a major associated company of the Company. The DVN Group emphasizes on the development of the business related to digital broadcasting technology which is different from the media businesses of the Group. The Company believes that the Proposed Distribution will help the Group clearly reposition itself as a media company and facilitate the investor community to better understand the business model of the Group.

Whilst the Company continues to be optimistic about the business development of DVN, the Company believes that the Proposed Distribution would enable the Shareholders to have greater flexibility in managing their investments in DVN.

Closure of registers of members

The register and branch register of members of the Company will be closed from 2 June 2006 to 6 June 2006, both dates inclusive, during which period no Shares will be registered. For ascertaining Shareholders' entitlement to the Proposed Distribution, all share transfer documents together with the relevant share certificates must be lodged with the Company's branch share transfer office, Tengis Limited, at 26/F, Tesbury Centre, 28 Queen's Road East, Central, Hong Kong by no later than 4:00 p.m. on 1 June 2006.

Despatch of share certificates for the Distribution Shares

Assuming that the Proposed Distribution is approved at the EGM, definitive certificates for the Distribution Shares are expected to be despatched by mail to the respective addresses of the Qualifying Shareholders, at their own risks, by no later than 14 June 2006. Fractional shares will not be issued but fractional entitlements will be aggregated and disposed of for the benefit of the Company.

POSSIBLE DISPOSALS

As mentioned above in this announcement, the Company holds 15,000,000 DVN Preference Shares as at the date of this announcement with an aggregate nominal value of US$15,000,000. The Company acquired such DVN Preference Shares pursuant to an agreement entered into in January 2000 at a total consideration of approximately US$19.5 million (equivalent to approximately HK$151.1 million). After the acquisition, the Group wrote down its investment in the DVN Preference Shares in the past few years due to impairment in the value of the DVN Preference Shares. The amount of investment in the DVN Preference Shares as stated in the consolidated balance sheet of the Company as at 31 December 2005 was approximately HK$63.6 million. The DVN Preference Shares are entitled to a fixed cumulative dividend of 5% per annum on the nominal value of the shares. As at 31 December 2005, the total accrued dividend receivable from the holding of the DVN Preference Shares amounted to HK$22,576,000. Such DVN Preference Shares are non-voting, not redeemable at the option of the holders but are exchangeable into approximately 28.1 million DVN Ordinary Shares based on the current exchange price of HK$4.13 per share. Such DVN Ordinary Shares so exchanged into represent approximately 4.8% of the existing Shares in issue and approximately 4.6% of the Shares in issue as enlarged by the exchange of the DVN Preference Shares in full. Based on the closing price of DVN Ordinary Shares as at the date of this announcement, the market value of the DVN Ordinary Shares which the DVN Preference Shares may exchange into amounts to approximately HK$49.8 million. The Company presently does not have any discussion with any party to dispose of the DVN Preference Shares. The Company believes that it would be in its best interests to have the flexibility of disposing of the DVN Preference Shares (and the DVN Ordinary Shares so exchanged into) to independent third parties who are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their

respective associates should appropriate opportunities arise and should the Possible Disposals be in the best interests of the Company. It is particularly the case after DVN ceases to be an associated company of the Group following the Proposed Distribution. The Possible Disposals under favorable terms will allow the Group to realize its investment with a reasonable return and enhance its working capital position.

The Possible Disposals constitute a very substantial disposal for the Company under the Listing Rules. Under the Listing Rules, any very substantial disposal has to be made conditional on approval by shareholders in general meeting. As a derivative instrument, the value of the DVN Preference Shares is greatly attached to the market price and volatility of the DVN Ordinary Shares. During the past six-month period, the highest and the lowest trading prices of the DVN Ordinary Shares were HK$2.2 and HK$1.26 per share respectively. Given the relatively high volatility of the share price in the past few months, the Company believes that it would be practically difficult to have the investor of every Possible Disposal be willing to accept the extra market risk and be committed to acquire a certain amount of the DVN Preference Shares (or the DVN Ordinary Shares so exchanged into) at a particular price if the transaction is, together with any other Possible Disposals in aggregate, subject to shareholders' approval, which usually may take the Company one to two months to obtain. For the reasons set out above, the Company proposes to obtain the Mandate from the Shareholders to dispose of all the DVN Preference Shares held by the Company as at the date of this announcement (or the DVN Ordinary Shares so exchanged into) to independent third parties who are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates in the twelve-month period after the Shareholders have approved for the granting of the Mandate at prices to be determined based on the market prices of the DVN Ordinary Shares from time to time (which shall not be lower than 80% of the average closing price of the DVN Ordinary Shares for the 5 trading days immediately preceding the date on which an agreement of the relevant Possible Disposal is reached). Under the Mandate, the Possible Disposals have to be carried out on a cash basis and all the terms have to be on normal commercial terms. If the DVN Preference Shares are sold before the relevant accrued dividends are paid, the rights to receive such dividends will be transferred to the buyers of the shares under the Possible Disposals based on the expected present value of the accrued dividends. The approval from the Shareholders for the granting of the Mandate will be sought in a general meeting of the Company to be convened. No Shareholders are required to abstain from voting in respect of the passing of the resolution for approving the proposed granting of the Mandate. If the Possible Disposals are carried out, the Company will apply the relevant proceeds as general working capital of the Group. For illustrative purposes only, if all the DVN Preference Shares are disposed of at the closing price of the DVN Ordinary Shares as at the date of this announcement, based on the financial statements of the Group as at 31 December 2005, there may be a gross proceeds of approximately HK$49.8 million and an accounting loss of approximately HK$13.8 million. If all the DVN Preference Shares are disposed of at 80% of the average closing price of the DVN Ordinary Shares for the 5 trading days immediately preceding the date of this announcement, i.e. HK$2.7502 per DVN Preference Share (or HK$1.4656 per DVN Ordinary Share), the corresponding gross proceeds and accounting loss would be approximately HK$41.3 million and approximately HK$22.3 million respectively. Shareholders should note that the above information is for illustrative purposes only and the actual amounts of gross proceeds and accounting gain or loss depend on the actual selling price of each Possible Disposal.

The amount of the DVN Preference Shares (or the DVN Ordinary Shares so exchanged into) actually disposed of by the Company and the relevant proceeds will be set out in the relevant interim report and the annual report of the Company.

The Company will despatch a circular to the Shareholders setting out details of the proposed granting of the Mandate as soon as practicable.

CHANGE IN CHAIRMANSHIP

The Company would like to announce that Mr Dong Ping, aged 44, an executive Director since 31 May 2005, was designated as Chairman of the Board with effect from 12 May 2006. Mr Dong was the founder of Asian Union Film and Media (北京保利華億傳媒文化有限公司) and was the producer or co-producer of various internationally acclaimed movies. Given the experience, knowledge and connections of Mr Dong in the Media industry in the PRC, the Board believes that the chairmanship of Mr Dong will help the Group further develop and strengthen its principal media businesses. Mr Ko Chun Shun, Johnson, the ex-Chairman, will continue to be an executive Director.

Save for being an executive Director and the president of the media division of the Group, Mr Dong does not hold any position in the Group and did not hold any directorship in any other listed companies in the last three years. Mr Dong is independent of the other existing Directors, senior management or substantial or controlling Shareholders. As at the date of this announcement, Mr Dong holds 2,700,000,000 Shares, representing approximately 27.23% of the issued share capital of the Company. Save for the 2,700,000,000 Shares, Mr Dong has no other interests in Shares within the meaning of Part XV of the Securities and Futures Ordinance. Mr Dong has entered into a service contract with the Company in respect of his appointment as an executive Director for a term of two years from 31 May 2005. In his capacity as the Chairman of the Board, Mr Dong will be subject to retirement by rotation and re-election at the next annual general meeting to be held by the Company. Mr Dong shall receive a monthly basic remuneration of HK$10,000 plus a discretionary payment determined by the Board from time to time by reference to Mr Dong's contribution to the Group. Mr Dong shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election.

In relation to the designation of Mr Dong as the Chairman, there is no information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no matter that needs to be brought to the attention of the Shareholders.

GENERAL

As at the date hereof, the Board comprises Mr Ko Chun Shun, Johnson as Chairman, Mr Shen Ka Yip, Timothy and Mr Dong Ping as executive Directors, Mr Tsoi Tong Hoo, Tony, Mr Cheong Chow Yin as non-executive Directors and Mr Yuen Kin, Mr Wilton Timothy Carr Ingram and Dr Wong Yau Kar, David as independent non-executive Directors.

DEFINITIONS

"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"Convertible Note"	convertible note of approximately HK$104 million issued by the Company and held by Mr Ko Chun Shun, Johnson, an executive Director
"Director(s)"	the director(s) of the Company

"Distribution Shares"	the DVN Ordinary Shares to be distributed by the Company under the Proposed Distribution
"DVN"	DVN (Holdings) Limited, a company incorporated in Bermuda with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"DVN Ordinary Share(s)"	share(s) of HK$0.1 each in the ordinary share capital of DVN
"DVN Preference Shares"	exchangeable preference shares issued by DVN (Group) Limited, a wholly-owned subsidiary of DVN, of US$1 each, which carry rights to exchange into DVN Ordinary Shares
"EGM"	the extraordinary general meeting to be convened and held by the Company for seeking approval for the Proposed Distribution
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Mandate"	the mandate proposed to be granted to the Directors in relation to the Possible Disposals and to be approved by the Shareholders
"Overseas Shareholders"	the Shareholder(s) whose addresses as noted on the registers of members of the Company on the Record Date are outside Hong Kong
"Possible Disposal(s)"	possible disposal(s) of the DVN Preference Shares held by the Group as at the date of this announcement (or the DVN Ordinary Shares so exchanged into) to independent third parties who are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates at normal commercial terms during the twelve-month period after the Shareholders have approved the Mandate
"PRC"	the People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this announcement
"Proposed Distribution"	the proposed distribution of all the Distribution Shares to the Shareholders registered on the register and branch register of members on the Record Date
"Qualifying Shareholders"	Shareholders other than those Overseas Shareholders who will be excluded from receiving the Distribution Shares pursuant to the Proposed Distribution
"Record Date"	the record date for ascertaining the entitlement of the Shareholders to participate in the Proposed Distribution

"Share(s)"	ordinary share(s) of HK$0.01 each in the capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Universal Holdings Limited
Ko Chun Shun, Johnson
Chairman

Hong Kong, 11 May 2006

For the purpose of this announcement, unless otherwise indicated, the exchange rates of HK$1 = RMB1.039 and US$1=HK$7.75 have been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rates or at any other rates.

Please also refer to the published version of this announcement in the China Daily.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)
(股份代號：419)

(A)分派所持全部天地數碼普通股
(B)可能出售所持全部天地數碼優先股(非常重大出售)
(C)更改主席

董事會欣然公佈，於二零零六年五月十一日，董事會議決向於記錄日期名列本公司股東名冊之股東作出建議分派。根據建議分派，本公司所持全部天地數碼普通股將根據所持股份數目之基準按比例分派予全體股東。建議分派將撥自本公司之股份溢價賬，並須待股東於股東特別大會上以普通決議案批准。

本公司現時亦持有15,000,000股天地數碼優先股，可按每股4.13港元之交換價交換為約28,100,000股天地數碼普通股。

本公司現時並無訂立協議出售任何天地數碼優先股，然而董事會建議向其授出授權，以容許本公司按一般商業條款於股東批准授出授權後十二個月期間內不時出售天地數碼優先股(或如此獲交換之天地數碼普通股)。

董事會亦謹此公佈，執行董事董平先生由二零零六年五月十二日起獲任命為董事會主席。

建議分派

緒言

於二零零六年五月十一日，董事會議決向於記錄日期名列本公司股東名冊之股東作出建議分派。根據建議分派，本公司所持全部天地數碼普通股將根據所持股份數目之基準按比例分派予全體股東。建議分派將撥自本公司之股份溢價賬。於二零零五年十二月三十一日，本公司之股份溢價賬約為447,200,000港元。

於本公佈日期，本公司持有113,318,812股天地數碼普通股，佔天地數碼之已發行普通股本約19.29%，亦持有15,000,000股天地數碼優先股，可按每股天地數碼普通股4.13港元之交換價交換為約28,100,000股天地數碼普通股。於本公佈日期，本公司無意行使天地數碼優先股所附之交換權。該等如此獲交換之天地數碼普通股佔現已發行股份約4.8%及經天地數碼優先股獲全數交換擴大之已發行股份約4.6%。按照於本公佈日期已發行9,916,474,028股股份之基準，並假設本公司所持天地數碼優先股並無獲交換為天地數碼普通股及本公司之已發行普通股本並無變動，根據建議分派，股東每持有10,000股股份將獲分派約114股天地數碼普通股。於本公佈日期，本公司亦有本金額約為104,000,000港元之未兑換已發行可換股票據，可兑換為約2,122,100,000股股份。倘本公司之已發行普通股本於記錄日期或之前出現任何變動(其中包括兑換可換股票據)，則上述分派比率將會改變。任何零碎股份將不予分派，惟將彙集出售，所得利益將歸本公司所有。建議分派及將天地數碼普通股之零碎權利出售歸本公司利益所有後，本公司將不再持有任何天地數碼普通股但將繼續擁有天地數碼優先股(或會進行可能出售)。本公司將承擔本公司根據建議分派轉讓天地數碼普通股予股東而導致可能須支付之印花稅。

根據建議分派，倘董事於作出查詢後因有關地區法例之法律限制或該等地區之有關監管機構或證券交易所之規定而認為該豁除屬必需或權宜，則海外股東將不會收取天地數碼普通股。然而將會另行作出安排，在可行情況下盡快於市場上出售在其他情況下原應分派予海外股東之天地數碼普通股，而出售之任何所得款項淨額在扣除出售附帶產生之開支後將以港元按彼等之權利分派予該等人士(惟少於100港元之款項將歸本公司利益所有)。

於本公佈日期，根據建議分派將予分派之天地數碼普通股之總市值約為200,600,000港元。

先決條件

建議分派須待股東於股東特別大會上以普通決議案批准。並無股東須就通過普通決議案放棄投票。本公司將於可行情況下盡快向股東發出載有建議分派詳情之通函及召開股東特別大會之通告。

暫定時間表

	二零零六年
寄發通函及股東特別大會通告	五月二十二日(星期一)或之前
股份以附權基準進行買賣之最後日期	五月二十九日(星期一)
股份開始以除權基準進行買賣	五月三十日(星期二)
遞交股份過戶文件以享有建議分派之最後時限	六月一日(星期四)下午四時正
本公司暫停辦理股份過戶登記	六月二日(星期五)至六月六日(星期二)(包括首尾兩日)
遞交代表委任表格之最後時限	六月四日(星期日)上午十時正
股東特別大會	六月六日(星期二)上午十時正
記錄日期	六月六日(星期二)
本公司重新辦理股份過戶登記	六月七日(星期三)
根據建議分派郵寄分派股份之股票	六月十四日(星期三)

附註： 上述時間表僅屬暫定性質。倘上述暫定時間表有任何變動，本公司將於有需要時另行作出公佈。

天地數碼之資料

天地數碼為一間投資控股公司，而其附屬公司則主要從事之業務包括數碼化廣播服務、系統之計設、集成及裝設服務及相關軟件及產品之開發，以及提供國際金融市場訊息及精選客戶之資料。

下表載列天地數碼於截至二零零五年十二月三十一日止兩個年度之經審核綜合虧損。

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	千港元	千港元
除税前虧損	33,922	55,757
年內虧損	39,734	61,569

於二零零五年十二月三十一日，天地數碼之經審核綜合資產淨值約為55,800,000港元。

於二零零五年十二月三十一日，天地數碼為本公司之聯營公司。於二零零五年十二月三十一日之經審核綜合資產負債表所示本公司於天地數碼之權益約為19,500,000港元。

建議分派之理由

於二零零五年收購Anglo Alliance Co., Ltd（間接擁有北京保利華億傳媒文化有限公司50%權益）全部股權後，本集團一直專注發展其於中國之電視、電影及廣告業務。本公司相信中國之媒體業擁有龐大發展機會，並認為繼續優化其於媒體業務之發展符合本公司及其股東之整體利益。未來，本集團將投放更多資源（包括管理資源）於媒體業務。天地數碼為本公司之主要聯營公司。天地數碼集團著重發展有關數碼化廣播技術之業務，有別於本集團之媒體業務。本公司相信建議分派將有助本集團釐清其作為一間媒體公司之定位，促進投資界更明白瞭解本集團之業務模式。

儘管本公司繼續對天地數碼之業務發展感到樂觀，本公司相信建議分派將可讓股東更靈活管理彼等於天地數碼之投資。

暫停辦理股份過戶登記

本公司將於二零零六年六月二日至二零零六年六月六日（包括首尾兩日）暫停辦理股份過戶登記，期間概不登記任何股份過戶。為確定股東於建議分派之權利，所有股份過戶文件連同有關股票必須不遲於二零零六年六月一日下午四時正交回本公司之股份過戶登記分處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

寄發分派股份之股票

假設建議分派於股東特別大會上獲批准，分派股份之正式股票預期將不遲於二零零六年六月十四日以郵寄方式寄予合資格股東各自之地址，郵誤風險概由彼等承擔。零碎股份將不獲發行，惟零碎權利將彙集出售，所得利益將歸本公司所有。

可能出售

誠如本公佈上文所述，本公司於本公佈日期持有15,000,000股總面值15,000,000美元之天地數碼優先股。本公司根據於二零零零年一月訂立之協議以總代價約19,500,000美元（相等於約151,100,000港元）收購該等天地數碼優先股。於收購後，由於天地數碼優先股出現部份減值，故本集團於過往數年撇減了其於天地數碼優先股之投資。本公司於二零零五年十二月三十一日之綜合資產負債表所列投資於天地數碼優先股之金額約為63,600,000港元。天地數碼優先股有權享有按每年股份面值5%計算之固定累計股息。於二零零五年十二月三十一日，持有天地數碼優先股而應收之應計股息總額為22,576,000港元。該等天地數碼優先股為無投票權，不得由持有人選擇贖回，惟可按每股4.13港元之現行交換價交換為約28,100,000股天地數碼普通股。該等如此獲交換之天地數碼普通股佔現已發行股份約4.8%及經天地數碼優先股獲全數交換擴大之已發行股份約4.6%。根據天地數碼普通股於本公佈日期之收市價計算，天地數碼優先股可交換為天地數碼普通股之市值約為49,800,000港元。本公司現時並無與任何人士進行任何磋商以出售天地數碼優先股。本公司相信，擁有靈活性可在出現適當機會時及於可能出售符合本公司最佳利益之情況下，向與本公司或本公司或其任何附屬公司之董事、主要

行政人員或主要股東概無關連之獨立第三者或向任何彼等各自之聯繫人士出售天地數碼優先股(或如此獲交換之天地數碼普通股)乃符合其最佳利益，尤其是，天地數碼於建議分派後不再為本集團之聯營公司。按有利條款進行可能出售將容許本集團變現其投資取得合理回報及提升其營運資金狀況。

可能出售根據上市規則構成本公司之非常重大出售。根據上市規則，任何非常重大出售均須待股東於股東大會上批准後方可進行。作為衍生工具，天地數碼優先股之價值極視乎天地數碼普通股之市價及波動性。於過去六個月期間，天地數碼普通股之最高及最低成交價分別為每股2.2港元及1.26港元。鑑於過去數月之股價波動性相對較高，本公司相信，倘該交易連同任何其他可能出售合計時須取得股東批准(本公司一般需時一至兩個月取得)，則每項可能出售之投資者願意接納額外市場風險及承諾按特定價格購入若干數量之天地數碼普通股(或如此獲交換之天地數碼普通股)實際上難以實現。基於上述理由，本公司建議取得股東授權於股東批准授出授權後十二個月期間內，按將根據天地數碼普通股不時之市價釐定之價格(不得低於天地數碼普通股於緊接達成有關可能出售協議日期前5個交易日之平均收市價之80%)向與本公司或本公司或其任何附屬公司之董事、主要行政人員或主要股東概無關連之獨立第三者或向任何彼等各自之聯繫人士出售本公司於本公佈日期所持全部天地數碼優先股(或如此獲交換之天地數碼普通股)。根據授權，可能出售須按現金基準進行，而所有條款均須為一般商業條款。倘天地數碼優先股於有關應計股息支付前出售，則收取該等股息之權利將根據可能出售按應計股息之預期現值轉讓予股份之買方。本公司將於將召開之股東大會上尋求股東批准授出授權。並無股東須就通過批准建議授出授權之決議案放棄投票。倘進行任何可能出售，則本公司將動用有關所得款項作為本集團之一般營運資金。僅供説明，倘全部天地數碼優先股按天地數碼普通股於本公佈日期之收市價出售，則根據本集團於二零零五年十二月三十一日之財務報表，可能會產生所得款項總額約49,800,000港元及會計虧損約13,800,000港元。倘全部天地數碼優先股按天地數碼普通股於緊接本公佈日期前5個交易日之平均收市價之80%(即每股天地數碼優先股2.7502港元(或每股天地數碼普通股1.4656港元))出售，則相應所得款項總額及會計虧損將分別為約41,300,000港元及約22,300,000港元。股東謹請注意，上述資料僅供説明，而所得款項總額及會計盈虧之實際金額視乎每項可能出售之實際售價而定。

本公司實際出售天地數碼優先股(或如此獲交換之天地數碼普通股)之金額及有關所得款項將載於本公司相關之中期報告及年報內。

本公司將在可行情況下盡快向股東寄發載有建議授出授權詳情之通函。

更改主席

本公司謹此公佈：董平先生(44歲，自二零零五年五月三十一日起擔任執行董事)由二零零六年五月十二日起獲任命為董事會主席。董先生為北京保利華億傳媒文化有限公司之創辦人，曾為多部國際知名電影擔任製片人或聯合製片人。鑑於董先生於中國媒體業之經驗、知識及聯繫，董事會相信，董先生擔任主席將有助本集團進一步發展及加強其主要媒體業務。前主席高振順先生將繼續擔任執行董事。

除身為執行董事及本集團媒體部主席外，董先生於過去三年並無於本集團擔任任何職位，亦無於任何其他上市公司擔任任何董事職位。董先生乃獨立於本公司其他現有董事、高級管理人員或主要或控股股東。於本公佈日期，董先生持有2,700,000,000股股份，佔本公司已發行股本約27.23%。除2,700,000,000股股份外，董先生於股份中概無持有其他權益(定義見證券及期貨條例第XV部)。董先生已就其委任為執行董事與本公司訂立服務合約，由二零零五年五月三十一日起計為期兩年。身為董事會主席，董先生將須於本公司即將舉行之下屆股東週年大會上輪流退任及重選連任。董先生將收取每月基本酬金10,000港元，加不時由董事會經參照董先生對本集團之貢獻釐定之酌情款項。董先生之任期僅至本公司下屆股東週年大會為止，而屆時合資格膺選連任。

就任命董先生為主席而言，概無資料根據上市規則第13.51(2)(h)至13.51(2)(v)條之規定須予披露，亦無其他事項須股東垂注。

一般事項

於本公佈日期，董事會包括主席高振順先生，執行董事沈嘉奕先生及董平先生，非執行董事蔡東豪先生及張釗棨先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

釋義

「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於開曼群島註冊成立之有限公司，其普通股於聯交所主板上市
「可換股票據」	指	本公司發行及由執行董事高振順先生持有約104,000,000港元之可換股票據
「董事」	指	本公司董事
「分派股份」	指	本公司根據建議分派將予分派之天地數碼普通股
「天地數碼」	指	天地數碼(控股)有限公司，於百慕達註冊成立之有限公司，其普通股於聯交所主板上市
「天地數碼普通股」	指	天地數碼之普通股本中每股面值0.1港元之股份
「天地數碼優先股」	指	天地數碼之全資附屬公司天地數碼(集團)有限公司發行之每股面值1美元並附有權利可交換為天地數碼普通股之可交換優先股
「股東特別大會」	指	本公司將就尋求批准建議分派而召開及舉行之股東特別大會
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「授權」	指	建議將就可能出售而授予董事並將由股東批准之授權
「海外股東」	指	於記錄日期記於本公司股東名冊之地址為香港以外地區之股東
「可能出售」	指	本集團於本公佈日期所持天地數碼優先股(或如此獲交換之天地數碼普通股)按一般商業條款於股東批准授權後十二個月期間內，可能向與本公司或本公司或其任何附屬公司之董事、主要行政人員或主要股東概無關連之獨立第三者或向任何彼等各自之聯繫人士出售
「中國」	指	中華人民共和國，就本公佈而言不包括香港、澳門及台灣

「建議分派」	指	建議向於記錄日期登記於股東名冊及分冊之股東分派全部分派股份
「合資格股東」	指	根據建議分派將不會獲取分派股份之海外股東以外之股東
「記錄日期」	指	確定股東參與建議分派之權利之記錄日期
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司

承董事會命
友利控股有限公司
主席
高振順

香港，二零零六年五月十一日

就本公佈而言，除另有指明外，所採用之匯率為1港元 = 人民幣1.039元及1美元 = 7.75港元(如適用)，僅供説明，並不代表任何金額已經、可以或可能按該等匯率或任何其他匯率換算。

請同時參閱本公佈於香港經濟日報刊登的內容。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 31 May 2005. The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 April 2006 to 30 April 2006.

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 April 2006 to 30 April 2006 and that during such period the Company has not issued any new Shares. As at 30 April 2006, the principal amount of the First Tranche Convertible Note remained HK$103,984,694. As at 1 April 2006, the number of issued Shares was 9,916,474,028 which was the same number of Shares in issue as at 30 April 2006.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Dong Ping (executive Director) Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Jason Chan
Company Secretary

Hong Kong, 2 May 2006

RECEIVED
2006 AUG 14 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

公佈

謹此提述本公司於二零零五年五月三十一日刊發之公佈。本公司謹知會股東並無第一批可換股票據於二零零六年四月一日至二零零六年四月三十日期間內獲兌換。

謹此提述本公司於二零零五年五月三十一日就有關(其中包括)完成友利買賣協議而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第一批可換股票據於二零零六年四月一日至二零零六年四月三十日期間內獲兌換，而於該段期間，本公司並無發行任何新股份。於二零零六年四月三十日，第一批可換股票據之本金額仍為103,984,694港元。於二零零六年四月一日，已發行股份數目為9,916,474,028股，此與於二零零六年四月三十日之已發行股份數目相同。

於本公佈日期，本公司董事會包括高振順先生(主席兼執行董事)、沈嘉奕先生(署理行政總裁兼執行董事)、董平先生(執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年五月二日

ANNUAL RESULTS ANNOUNCEMENT

The Board of directors (the "Board") of Universal Holdings Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2005 with comparative figures for the corresponding period of last year are as follows:

CONSOLIDATED INCOME STATEMENT

For the year Ended 31st December 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover	2	33,691	38,630
Cost of sales		(29,531)	(31,091)
Gross profit		4,160	7,539
Other revenues		10,531	6,280
Marketing, selling and distribution costs		(1,570)	(1,007)
Administration expenses		(23,963)	(16,564)
Net gain on dilution of interests in an associated company		10,637	14,289
Net other operating income/(expenses)		3,905	(1,944)
		3,700	8,593
Finance costs		(3,634)	(2,563)
Share of loss of a jointly controlled entity		(13,700)	—
Share of loss of associated companies		(8,223)	(14,869)
Loss before taxation	3	(21,857)	(8,839)
Taxation	4	(330)	(1,092)
Loss for the year		(22,187)	(9,931)
Attributable to:			
Equity holders of the Company		(22,187)	(9,931)
Minority interests		—	—
		(22,187)	(9,931)
		HK cents	HK cents
Loss per share			
– basic and dilutive	5	(0.30)	(0.30)

CONSOLIDATED BALANCE SHEET

As at 31st December 2005

	2005 HK$'000	2004 HK$'000
NON-CURRENT ASSETS		
Property, plant and equipment	622	2,520
Intangible assets	247,957	—
Interests in associated companies	19,663	15,683
Interests in a jointly controlled entity	56,130	—
Preference dividends receivable non-current portion	14,896	—
Available for sale financial asset	360	—
Investment in preference shares	63,578	—
Investment securities	—	36,000
Other assets	—	2,065
	403,206	56,268
CURRENT ASSETS		
Inventories	10	105
Trade receivables	1,177	1,687
Preference dividends receivable — current portion	7,080	21,797
Due from a jointly controlled entity	67,691	—
Prepayments, deposits and other receivables	25,706	305
Financial asset at fair value through profit and loss	12,000	—
Cash and cash equivalents	15,548	14,152
	129,812	38,046
CURRENT LIABILITIES		
Trade payables	34	338
Current income tax liabilities	1,968	1,092
Other payables and accrued liabilities	12,340	33,975
Loans	14,758	—
	29,100	35,405
NET CURRENT ASSETS	100,712	2,641
TOTAL ASSETS LESS CURRENT LIABILITIES	503,918	58,909
NON CURRENT LIABILITIES		
Amount due to a fellow subsidiary	—	5,000
Convertible note	77,070	—
	77,070	5,000
NET ASSETS	426,848	53,909
EQUITY		
Capital and reserves attributable to the equity holders of the Company		
Issued capital	99,165	35,151
Reserves	327,683	18,758
	426,848	53,909
Minority interests	—	—
TOTAL EQUITY	426,848	53,909

1. ***Principal accounting policies***

(a) ***Basis of preparation***

The consolidated accounts of Universal Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through profit or loss, which are carried at fair value.

The adoption of new/revised HKFRS

In 2005, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 39 Amendment	Transition and Initial Recognition of Financial Assets and Financial Liabilities
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 17, 21, 23, 24, 27, 28, 31, 33 and 38 did not result in substantial changes to the Group's accounting policies. In summary:

HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associated companies, jointly controlled entities and other disclosures.

HKASs 2, 7, 8, 10, 16, 17, 23, 27, 28, 31, 33 and 38 had no material effect on the Group's policies.

全年業績公佈

安科控股有限公司（「本公司」）董事會（「董事會」）謹此公佈本公司及其附屬公司（「本集團」）截至二零零五年十二月三十一日止年度之經審核綜合業績連同去年同期之比較數字如下：

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	2	33,691	38,630
銷售成本		(29,531)	(31,091)
毛利		4,160	7,539
其他收入		10,531	6,280
市務、銷售及分銷成本		(1,570)	(1,007)
行政費用		(23,963)	(16,564)
攤薄聯營公司權益之收益淨額		10,637	14,289
其他經營收入／（費用）淨額		3,905	(1,944)
		3,700	8,593
融資費用		(3,634)	(2,563)
分佔共同控制企業虧損		(13,700)	
分佔聯營公司虧損		(8,223)	(14,869)
除稅前虧損	3	(21,857)	(8,839)
稅項	4	(330)	(1,092)
年內虧損		(22,187)	(9,931)
下列者應佔：			
本公司股權持有人		(22,187)	(9,931)
少數股東權益		—	
		(22,187)	(9,931)
		港仙	港仙
每股虧損			
基本及攤薄	5	(0.30)	(0.30)

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元
非流動資產			
物業、廠房及設備		622	2,520
無形資產		247,957	
於聯營公司之權益		19,663	15,683
於共同控制企業權益		56,130	—
應收優先股股息 — 非流動部份		14,896	—
可供出售財務資產		360	—
投資於總承用		63,578	—
投資證券		—	36,000
其他資產		—	2,065
		403,206	56,268
流動資產			
存貨		10	105
應收賬款		1,177	1,687
應收優先股股息 — 流動部份		7,680	21,797
應收共同控制企業		67,691	—
預付款項、按金及其他應收款項		25,706	305
按公平值列賬並在損益處理之財務資產		12,000	—
現金及現金等價物		15,548	14,152
		129,812	38,046
流動負債			
應付賬款		34	338
流動所得稅負債		1,968	1,092
其他應付款項及應計負債		12,340	33,975
借貸		14,758	—
		29,100	35,405
流動資產淨值		100,712	2,641
資產總值減流動負債		503,918	58,909
非流動負債			
應付同系附屬公司款項		—	5,000
可換股票據		77,070	
		77,070	5,000
資產淨值		426,848	53,909
權益			
本公司股權持有人應佔資本及儲備			
已發行資本		99,165	35,151
儲備		327,683	18,758
		426,848	53,909
少數股東權益		—	—
權益總額		426,848	53,909

1. **主要會計政策**

   (a) ***編製基準***

   安科控股有限公司之綜合財務報表乃根據香港會計師公會頒佈之香港財務報告準則編製。綜合財務報表乃按歷史成本法編製，[illegible]

   採納新訂／經修訂香港財務報告準則

   [illegible]

香港財務報告準則第7號（修訂本）　金融工具：披露

香港會計準則第39號（修訂本）　預測集團間交易會計之現金流對沖

香港會計準則第39號（修訂本）　選擇權之公平值

香港會計準則第39號及香港財務報告準則第4號（修訂本）　財務擔保合同

2. **分部資料**

	媒體相關業務 千港元	家用音響 千港元	電訊 千港元	股票買賣 千港元	總計 千港元
二零零五年					
營業額	10,359	19,384	2,561	1,387	33,691
分部業績	4,747	(3,700)	60	(48)	1,059
貿易應收賬撥備					(30)
攤薄聯營公司權益收益淨額					10,637
應見需要收益					2,205
未分配成本					(10,171)
					3,700
融資費用					(3,634)
分佔共同控制實體虧損	(13,700)	—	—	—	(13,700)
未分配分佔聯營公司虧損					(8,223)
除稅前虧損					(21,857)
稅項					(330)
年度虧損					(22,187)
少數股東權益					—
本公司股權持有人應佔虧損					(22,187)

	家用音響 千港元	電訊 千港元	股票買賣 千港元	總計 千港元
二零零四年				
營業額	18,180	3,889	16,561	38,630
分部業績	(3,092)	(354)	1,249	(2,197)
短期投資未變現持有收益				3,946
壞賬撥備				(1,589)
攤薄聯營公司權益收益淨額				14,289
出售附屬公司虧損				(836)
合營公司投資減值				(2,468)
未分配成本				(2,552)
				8,593
融資費用				(2,563)
未分配分佔聯營公司虧損				(14,869)
除稅前虧損				(8,839)
稅項				(1,092)
年度虧損				(9,931)
少數股東權益				—
本公司股權持有人應佔虧損				(9,931)

地區分部

	營業額 千港元	分部業績 千港元
二零零五年		
香港	20,771	(1,098)
中國大陸	12,920	4,798
	33,691	3,700
二零零四年		
香港	34,741	8,947
中國大陸	3,889	(354)
	38,630	8,593

3. **除稅前虧損**

除稅前虧損已計入及扣除下列各項：

	本集團 二零零五年 千港元	二零零四年 千港元
計入		
各項其他經營費用淨額包括：		
存貨撥備撥回	—	116
短期投資之未變現收益	—	3,946
增值稅退還	—	323
扣除		
出售存貨成本	26,233	18,049
提供服務成本	826	2,407
折舊	295	425
核數師酬金	2,316	495
經營租約租金 — 土地及樓宇	1,519	703
出售附屬公司虧損	—	836
員工成本（不包括董事酬金）：		
工資及薪金	3,293	2,090
未動用年假	—	19
離職補償	—	58
長期服務金	344	—
界定供款退休計劃供款：		
本年度	102	73
上年撥備不足	—	57
無形資產攤銷：		
商譽	—	52
節目及版權攤銷	5,265	—
貿易應收款撥備	—	412
貿易應收款減值撥備	626	—
貿易應收款撇銷	30	1,589
出售物業、廠房及設備之虧損	—	61
合營公司投資減值撥備	—	2,468
匯兌虧損，淨額	2,205	124

4. **稅項**

香港利得稅乃按年內估計應課稅溢利按17.5%（二零零四年：17.5%）稅率撥備。香港以外利得稅乃按年內估計應課稅溢利按本集團經營所在地區／國家之現行稅率計算。

本集團之除稅前虧損之稅項與使用本公司所在國家之稅率而得出之理論金額如下：

	二零零五年 千港元	二零零四年 千港元
除稅前虧損	(21,857)	(8,839)
按17.5%（二零零四年：17.5%）之稅率計算之稅項	(3,825)	(1,547)
其他區域不同稅率之影響	(1,544)	1,342
毋須課稅之收入	(4,607)	(3,550)
不可扣稅之開支	5,833	4,490
未確認之稅項虧損	4,473	357
稅項開支	330	1,092

5. **每股虧損**

基本

每股基本虧損乃將本公司股權持有人應佔虧損除以年內已發行普通股之加權平均數而得出。

	二零零五年 千港元	二零零四年 千港元
本公司股權持有人應佔虧損	22,187	9,931
已發行普通股之加權平均數（千）	7,355,352	3,274,297
每股基本虧損（每股港仙）	0.30	0.30

攤薄

每股攤薄虧損乃按在假設具攤薄影響之潛在普通股獲轉換後而調整的已發行普通股之加權平均數計算。[illegible]

[illegible]

業務重點

於截至二零零五年十二月三十一日止年度，本集團完成收購Anglo Alliance集團（「Anglo Alliance」），該集團為中國媒體行業具領導地位的企業之一，並擁有「旅遊衛視」的營運權。透過是項收購，集團得以進軍快速增長之中國媒體行業。集團在檢討其資產組合的同時，亦根據對市場情況及潛力的分析，致力整合並專注於發展其中國媒體業務。於回顧年內，本集團錄得營業額約為33,691,000港元（二零零四年：38,630,000港元），虧損淨額為22,187,000港元（二零零四年：虧損淨額約9,931,000港元）。集團錄得虧損主要是由於旗下合營公司業務錄得虧損及行政開支上升所致。

有鑑於中國媒體市場潛力龐大，管理層已積極整合本集團之業務，以奠定堅實的平台，促進本集團未來之業務發展。與此同時，本集團將繼續策略性集中開拓尚在迅速增長的中國媒體業務，並以Anglo Alliance集團為其核心業務。

本集團各業務分部之業務回顧載列如下：

中國媒體業務

Anglo Alliance從事多項媒體相關業務，包括投資電影及電視劇製作、出任廣告代理，及持有一家擁有「旅遊衛視」營運權的合營公司。本集團於二零零五年五月三十一日收購Anglo Alliance後，於回顧年度內本集團之綜合業績已計入其七個月之收益貢獻。

配合電視廣告市場之優厚增長潛力，本集團視「旅遊衛視」為集團重點發展業務之一。作為覆蓋全國31個省份之衛星電視頻道，「旅遊衛視」具備充足能力以滿足國內觀眾對旅遊、生活時尚及娛樂等主題電視節目與日俱增之龐大需求。配合觀眾多元化的需要，「旅遊衛視」於二零零六年一月九日已完成全面革新，提供全新四類主打內容，包括資訊、綜藝、時尚和旅遊，合共35個特備節目，以多姿多采的內容吸引觀眾。

「旅遊衛視」獨特的內容及風格，於國內其他電視頻道別樹一幟，故此將可吸引知識水平、平均收入及消費能力均較高之觀眾群。「旅遊衛視」亦藉此能吸引更高檔次之廣告客戶，從芸芸激烈之廣告市場中脫穎而出。集團亦集中更多資源擴大其廣告業務以把握該等高增長市場所帶來的商機。

在其他娛樂業務方面，本集團密切注視國內電視連續劇和電影製作和發行所提供的商機。就此，本集團於二零零五年於國內及海外發行了多套電影，如「孔雀」及「一個陌生女人的來信」，以及多個電視節目，為集團帶來了約10,000,000港元的收入。憑藉保利華億的聲譽及市場地位，集團將會發掘更多投資於受歡迎電影及電視節目的機會。

憑藉Anglo Alliance各個之業務基礎，本集團將積極整合旗下所有業務，致力建立最有效益的業務模式，以中國媒體行業可觀的增長空間，加上蓬勃的經濟發展，本集團預期多媒體和娛樂行業具有優秀之發展前景。

數碼網絡投資

隨著中國政府於國內大力推行數碼化，天地數碼之業務表現亦隨著機頂盒銷售量攀升，於回顧年度，該公司之營業額錄得理想升幅。

天地數碼所生產的機頂盒及擁有天地數碼授權的機頂盒數目較二零零四年增加逾一倍至1,010,428個。因此，於二零零五年，天地數碼的收入增加80%至304,000,000港元，毛利總額亦上升52%至74,600,000港元，扣除前的除利息、稅項、折舊及攤銷前盈利(EBITDA)轉虧為盈，錄得9,000,000港元，虧損減少33.5%至39,700,000港元。各項正面的數據均反映天地數碼正穩步踏上盈利軌道，由於機頂盒的分銷情況已逐漸加強，天地數碼對其業績前景的持續進步表示樂觀。

[illegible]

天地數碼亦繼續尋求新合作夥伴，尤其可助其擴大地域覆蓋範圍的夥伴。天地數碼相信市場商機無限，而作為系統整合商及數碼電視軟件供應商，天地數碼正積極尋求能與其優勢相輔相成的公司展開合作。

通訊部門

為配合業務發展，以及策略性集中發展中國媒體業務，管理層正著手檢討此部門之運作，制定長遠策略。通訊部門之營業額由2004年的3,889,000港元下跌至2,561,000港元，錄得盈餘為60,000港元（2004：虧損354,000港元）。

證券買賣

於二零零五年，香港經濟持續增長，鑑於營商環境及市場氣氛有所改善，本集團於證券市場上買賣證券，此部分錄得營業額約1,387,000港元（2004：16,561,000港元）及虧損約48,000港元（2004：利潤1,249,000港元）。

家用影音部門

面對市場上激烈的價格競爭，本集團將繼續致力擴充價值更高之產品，務求改善利潤率及整體業務表現。與此同時，本集團將檢討營運情況，實施能與國內媒體業務相輔相成之策略，以取得協同效益。本年度，家居影音錄得營業額約19,384,000港元（2004：18,180,000港元）及虧損約3,700,000港元（2004：虧損3,092,000港元）。

前景

本集團預期中國媒體行業將於未來持續可觀增長，憑藉集團為最早進軍媒體行業的參與者之一所具備的優勢，本集團將繼續專注於中國媒體業務，並將其現有業務與此核心業務互相配合，進一步擴大協同效益。

在Anglo Alliance從事之媒體行業中，廣告市場的增長尤其顯著，成為矚目的焦點。雖然市場預料中國之經濟發展將在二零零六年稍為放緩，但受惠於龐大之投資和強勁的出口貿易，預期經濟仍將會蓬勃發展，而中國廣告行業更將出現雙位數字增長，速度超越亞洲其他國家。

據市場調查公司ACNielsen所預測，中國廣告市場的增長率將由二零零五年之19.4%上升至本年度之29.7%，佔二零零六年亞洲整體廣告市場（總值：142億美元）近34%（總值：48億美元）。此外，隨著中國即將舉行多項盛事，如二零零八年北京奧運及二零一零年上海世界博覽會，預料中國廣告行業於未來將可進一步增長。

國中國所有廣告媒體而言，CVSC-TNS Research的調查發現77.98%之廣告開支直接投放於電視廣告，總額達人民幣1,503億元，預料本年度將進一步增長兩至三成。根據該等調查結果，本集團相信憑藉保利華億為領先企業製作優質廣告之能力，將可直接於此趨勢增長中獲益。

故此，本集團視廣告業務為未來之重要增長動力，並將全力拓展此業務，特別是借助「旅遊衛視」這個理想平台，利用其獨特的定位吸引更多消費較高之廣告客戶，提升本集團擴大於電視廣告市場之份額。

展望未來，本集團將繼續以審慎審慎態度投資於媒體業務，以拓展核心業務，締造多元化且均衡之業務模式。管理層預期新業務具備龐大的發展潛力，並對此等業務於未來締造更佳業績感到樂觀。

財務回顧

流動資金及財務資源

於二零零五年十二月三十一日，本集團持有之現金存款為15,548,000港元，較二零零四年十二月三十一日增加9.9%。流動比率由去年終之1.07上升至二零零五年十二月三十一日之4.5。資本負債比率（即長期負債與淨值之比率）由二零零四年十二月三十一日之0.093上升至二零零五年十二月三十一日之0.18。

本集團並無面對重大外匯波動風險。年內之所有借貸均按市場利率計算。於期終，本集團並無任何尚未償還之長期銀行貸款，亦無任何尚未償還之銀行透支。於二零零五年十二月三十一日，本集團並無抵押或質押任何資產。

年內，本公司於二零零五年二月按每股0.12港元發行654,850,000股股份，為一般營運資金籌得約78,000,000港元。本公司亦為收購Anglo Alliance Co. Limited（「Anglo Alliance」）而發行約5,747,000,000股股份。

重大收購

於二零零五年，本集團已收購Anglo Alliance之全部股權。Anglo Alliance間接持有北京保利華億傳媒文化有限公司（「保利華億」）之約50%註冊資本。保利華億從事多項傳媒相關業務，包括於國內製作電視劇、投資於電影製作、廣告代理及「旅遊衛視」之廣告與內容製作。

此項收購之最高代價為550,000,000港元（可予調整）。此項收購之詳情已於本公司於二零零五年五月十三日刊發之通函中披露。

僱員數目與薪酬、薪酬政策、花紅與購股權計劃及培訓計劃

[illegible]

股息

董事會不建議就截至二零零五年十二月三十一日止年度派發任何股息。

買賣或贖回證券

本公司於年內概無贖回任何股份。
本公司及其附屬公司於年內並無買賣本公司任何股份。

企業管治

本公司於截至二零零五年十二月三十一日止年度一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）所載之企業管治守則，惟非執行董事並無指定任期而須輪值告退。

審核委員會

審核委員會由三名獨立非執行董事組成，彼等均具備了解財務報表所需之商業及財務技巧與經驗。Wilton Timothy Carr Ingram先生為委員會主席，其他成員包括劉文忠博士及袁健先生。

根據委員會之職權範圍，審核委員會已審閱截至二零零五年十二月三十一日止年度之綜合財務報表及本集團採納之會計原則及慣例。

於本公佈日期，本公司董事會包括高振順先生（主席兼執行董事）、沈路岐先生（副主席兼執行董事）、黃秀萍女士（執行董事）、蔡東豪先生及朱劍雲先生（各為非執行董事）、袁健先生、Wilton Timothy Carr Ingram先生及劉文忠博士（各為獨立非執行董事）。

承董事會命
安科控股有限公司
主席
[illegible]

香港，二零零六年四月二十六日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECEIVED
2006 AUG 14 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNIVERSAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 419)

ANNOUNCEMENT

Reference is made to the announcement of the Company dated 31 May 2005. The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 March 2006 to 31 March 2006.

Reference is made to the announcement of the Company dated 31 May 2005 in respect of, among other things, completion of the UHL SP Agreement. Capitalised terms used in this announcement have the same meanings as those defined in the circular of the Company dated 13 May 2005 unless otherwise stated.

The Company would like to inform the Shareholders that no part of the First Tranche Convertible Note was converted during the period from 1 March 2006 to 31 March 2006 and that during such period the Company has not issued any new Shares. As at 31 March 2006, the principal amount of the First Tranche Convertible Note remained HK$103,984,694. As at 1 March 2006, the number of issued Shares was 9,916,474,028 which was the same number of Shares in issue as at 31 March 2006.

As at the date of this announcement, the board of directors of the Company comprised Mr. Ko Chun Shun, Johnson (Chairman and executive Director), Mr. Shen Ka Yip, Timothy (Acting Chief Executive Officer and executive Director), Mr. Dong Ping (executive Director) Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Jason Chan
Company Secretary

Hong Kong, 3 April 2006

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

公佈

謹此提述本公司於二零零五年五月三十一日刊發之公佈。本公司謹知會股東並無第一批可換股票據於二零零六年三月一日至二零零六年三月三十一日期間內獲兌換。

謹此提述本公司於二零零五年五月三十一日就有關(其中包括)完成友利買賣協議而刊發之公佈。除另有指明外，本公佈所用詞彙與本公司於二零零五年五月十三日刊發之通函所界定者具相同涵義。

本公司謹知會股東並無第一批可換股票據於二零零六年三月一日至二零零六年三月三十一日期間內獲兌換，而於該段期間，本公司並無發行任何新股份。於二零零六年三月三十一日，第一批可換股票據之本金額仍為103,984,694港元。於二零零六年三月一日，已發行股份數目為9,916,474,028股，此與於二零零六年三月三十一日之已發行股份數目相同。

於本公佈日期，本公司董事會包括高振順先生(主席兼執行董事)、沈嘉奕先生(署理行政總裁兼執行董事)、董平先生(執行董事)、蔡東豪先生及張釗榮先生(各為非執行董事)、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士(各為獨立非執行董事)。

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年四月三日

RECEIVED
2006 AUG 14 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXHIBIT A

Universal Holdings Ltd. (the "Company")

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance (Cap. 32) (the "CO")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
1. Establishment of a place of business in Hong Kong (i.e. registration under Part XI of the CO). The following documents must be delivered to the Registrar: (a) Certified copies of constitutional documents of the Company (e.g. memorandum of association and by-laws), (b) List of Directors and Secretary, (c) Memorandum of appointment or power of attorney by which the Company's authorized agent(s) in Hong Kong for service of process and notices is appointed, the address of the company's principal place of business in Hong Kong and its country of incorporation and the address of its registered office, or equivalent thereof, in its place of incorporation, (d) Certified copy of Company's certificate of incorporation, and	Within 1 month of establishment of a place of business in Hong Kong.	Section 333 - Part XI of the CO.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
(e) Certified copy of most recent financial statements as required by the law of the place of incorporation or as submitted to members of the Company.		
2. Alteration of any of the documents described in 1(a), 1(b) or 1(c) above.	21 days after the date of the alteration or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(1) - Part XI of the CO.
3. Change in the corporate name of the Company.	21 days after the date of the change or 21 days after the date on which notice thereof could in due course of post and if dispatched with due diligence have been received in Hong Kong.	Section 335(2) - Part XI of the CO.
4. (a) Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report of the Company, and	At least once every calendar year and at intervals of not more than 15 months.	Section 336(1) -Part XI of the CO.
(b) A return of the Company confirming no alteration in the documents and particulars delivered under Section 333 other than the alterations, if any, notified under Section 335.		

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
5.	Commencement of liquidation or appointment of liquidator for the Company	Within 7 days after the date on which notice of such event could, in due course of post and if dispatched with due diligence from the country in which the company is incorporated, have been received in Hong Kong.	Section 337A - Part XI of the CO.
6.	Ceasing to have a place of business in Hong Kong.	Immediately.	Section 339 - Part XI of the CO.
7.	Public offering in Hong Kong of securities - a dated prospectus containing inter alia the following particulars must be delivered to the Registrar for registration: (a) constitutional document(s) of the company, (b) the statutory provisions under which the incorporation of the company was effected, (c) Address where the documents referred to in (a) and (b) can be inspected, (d) the date and place of incorporation of the company, and (e) the address of the company's principal place of business in Hong Kong (if applicable).	Prior to the publication, circulation or distribution of the prospectus.	Section 342/342C - Part XI of the CO.

Disclosure/Reporting Requirements pursuant to the Stock Exchange Listing Rules ("Listing Rules")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
8. Information relating to the company and its subsidiaries, if any, which: (a) is necessary to enable the Stock Exchange of Hong Kong Limited (the "Exchange") and the public to evaluate the company and its subsidiaries, if any, (b) is necessary to avoid the establishment of a false market in the company's securities, and (c) could reasonably be expected to have a material effect on market activity in and the price of the company's securities.	Inform the Exchange and the holders of the listed debt securities as soon as reasonably practicable.	Paragraph 2(1), Part C, Appendix 7 of Listing Rules
9. Notifiable transactions in the following categories: (a) Reverse takeover, (b) very substantial acquisitions, (c) very substantial disposals, (d) share transactions, (e) major transactions, (f) discloseable transactions, or (g) connected transactions.	The company must (i) inform the Exchange as soon as possible after the terms of a transaction have been agreed; (ii) deliver a draft announcement in English for the Exchange's comments; (iii) deliver revised notice to the Exchange and cause it to be published in newspapers on the next business day; and (iv) for disclosable transactions, unless otherwise directed by the Exchange, send to shareholders a circular in English and Chinese within 21 days of the publication of the announcement.	Chapter 13, Chapter 14 and Chapter 14A, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
10.	Issuance of new securities or purchase by the company of its listed securities resulting in a change in the terms of conversion of any of its convertible securities or in the terms of exercise of any of its options, warrants or similar rights.	Announcement published prior to the new issuance or, if prior notice is impracticable, as soon as possible thereafter.	Section 13.27, Chapter 13, Listing Rules.
11.	Closure of transfer books or register of members in respect of securities listed in Hong Kong.	Notify the Exchange in writing and publish in the newspapers a notice of closure at least 14 days prior to such closure.	Section 13.66, Chapter 13, Listing Rules.
12.	Annual General Meeting ("AGM").	Notice must be published on at least one business day.	Section 13.37, Chapter 13, Listing Rules.
13.	Meeting of holders of listed securities, including AGM and special meetings of shareholders.	Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat. Proxy forms must be submitted for publication on the Exchange's Website as well.	Section 13.38, Chapter 13, Listing Rules.
14.	Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting.	Notice must be published on the next business day following the date on which the directors approve of the issuance.	Section 13.28, Chapter 13, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
15.	Either (i) annual report including annual accounts or group accounts together with a copy of the auditor's report thereon or (ii) a summary of financial report.	Distribute to members and other holders of the company's listed securities, other than bearer securities, not less than 21 days before the date of the Annual General Meeting, but not later than 4 months after the end of the financial year; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.46 and 13.54, Chapter 13, Listing Rules.
16.	Either (i) interim report or (ii) a summary of interim report	Either send to any member of the issuer and every holder of its listed securities (not being bearer securities) not later than 3 months after financial period; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.48 and 13.54, Chapter 13, Listing Rules.
17.	Preliminary announcements of results – Full Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 4 months after the end of the financial year; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
18. Preliminary announcements of results – First Half of the Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 3 months after the end of the financial period; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13, Listing Rules.
19. Board meeting in respect of declaration, recommendation or payment of a dividend or announcement of the profits or losses.	Inform the Exchange at least 7 clear business days in advance of the date fixed for any board meeting.	Section 13.43, Chapter 13, Listing Rules.
20. Approval by or on behalf of the board of directors of: (a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof, (b) any decision not to declare, recommend or pay a dividend or distribution where such would otherwise have been expected in due course, (c) any preliminary announcement of profits or losses for any year, half year or other period, (d) any proposed change in the capital structure, including any redemption of its listed securities, and (e) any decision to change the general character or nature of the business of the company or group.	Inform the Exchange immediately after the board meetings.	Section 13.45, Chapter 13, Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
21. Decision made in regard to: (a) any proposed alteration of the issuer's memorandum of association, bye-laws or equivalent documents, (b) any changes in its directorate or supervisory committee, (c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable, (d) any change in its auditors or financial year end, the reason(s) for the change and any other matters that need to be brought to the attention of holders of securities of the company, and (e) any change in its secretary or registered office or registered place of business in Hong Kong or where applicable, agent for the service of process in Hong Kong or registered office or registered place of business in Hong Kong.	Inform the Exchange immediately and publish an announcement in the newspapers as soon as practicable.	Section 13.51, Chapter 13, Listing Rules.
22. Basis of allotment of securities offered to the public for subscription or sale or an open offer and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Inform the Exchange not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted.	Section 13.30, Chapter 13, Listing Rules.
23. Purchase, sale, drawing or redemption by the company or any member of the group of its listed securities, whether effected on the Exchange or otherwise.	Inform the Exchange as soon as possible after the event.	Section 13.31, Chapter 13, Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
24.	(a) Winding up or liquidation, appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up, etc., or (b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 15% of the consolidated net tangible assets of the group.	Inform the Exchange as soon as the same shall come to the attention of the company.	Section 13.25, Chapter 13, Listing Rules.
25.	Primary listing is or is to be on the Exchange and the company becomes aware that the number of listed securities which are in the hands of the public has fallen below the relevant prescribed minimum percentage; and if any part of the securities of the company or any of its subsidiaries becomes listed or dealt in on any other stock exchange.	Inform the Exchange immediately.	Section 13.32, Chapter 13, Listing Rules.

Disclosure/Reporting Requirements pursuant to the Securities and Futures Ordinance (Cap. 571) (the "SFO")

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
26.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, interested or ceasing to be interested in 5% of the nominal value of share capital of the Company.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
27.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, having a notifiable interest immediately after the relevant time when there is a reduction in the current 5% threshold made by regulations.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
28.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, interested or ceasing to be interested in short positions in shares comprised in the relevant share capital of the Company of not less than 1%.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
29.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, having short positions in shares comprised in the relevant share capital of the Company at the time there is a reduction in the current 1% threshold made by regulations, has duty.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
30.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to be interested in shares or debentures of the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
31.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to have any interest in shares in or debentures of, or short position in shares in the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
32.	Whenever the Company receives information from a person given in pursuant to the SFO, the Company is under a duty to record in the Register of Interests in Shares and Short Positions against the person's name, the information received and the date of entry and make them available for public inspection.	Within 3 days following the day on which the duty arises.	Divisions 6 and 9, Part XV of the SFO.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Universal Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

RECEIVED
2006 AUG 14 P 1:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RE-ELECTION OF CERTAIN DIRECTORS, GRANTING OF GENERAL MANDATE TO ISSUE NEW SHARES, PROPOSED CHANGE OF COMPANY NAME AMENDMENT TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice of the Annual General Meeting to be held at 3203, 32/F, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 29 June 2006 at 10:00 a.m. is set out on pages 10 to 12 of this circular. A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not intend to attend the Annual General Meeting in person, please complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

7 June 2006

CONTENTS

	Page
Responsibility statement	ii
Definitions	1
Letter from the Board	3
Notice of Annual General Meeting	10

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 3203, 32/F, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 29 June 2006 at 10:00 a.m., or any adjournment thereof (or as the case may be)
"Articles"	the articles of association of the Company
"associate(s)"	has the same meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in Hong Kong with limited liability, and the shares of which are listed on the main board of the Stock Exchange
"connected person(s)"	has the same meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"General Mandate"	a general mandate to allot, issue and deal with new Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the ordinary resolution in relation thereof
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	2 June 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Ordinary Shareholders"	the holders of the Shares

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.
"2005 Annual Report"	the annual report of the Company for the year ended 31 December 2005

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

Executive Directors:
Mr. Dong Ping *(Chairman)*
Mr. Ko Chun Shun, Johnson
Mr. Shen Ka Yip, Timothy

Non-Executive Directors:
Mr. Tsoi Tong Hoo, Tony
Mr. Cheong Chow Yin

Independent Non-Executive Directors:
Mr. Yuen Kin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Unit 4306-07
Far East Finance Center
16 Harcourt Road
Admiralty
Hong Kong

7 June 2006

To the Shareholders

Dear Sir/Madam,

RE-ELECTION OF CERTAIN DIRECTORS, GRANTING OF GENERAL MANDATE TO ISSUE NEW SHARES, PROPOSED CHANGE OF COMPANY NAME AMENDMENT TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding certain ordinary and special resolutions to be proposed at the Annual General Meeting to enable you to make decisions on whether to vote for or against those resolutions.

At the Annual General Meeting, resolutions, amongst others, will be proposed for the Company to approve (i) the re-election of certain directors; (ii) the granting of the General Mandate to the Directors to issue Shares; (iii) the proposed change of name of the Company; and (iv) an amendment to the Articles.

RE-ELECTION OF CERTAIN DIRECTORS

Since the last annual general meeting held on 30 June 2005, the Company has not appointed any new directors and therefore there is no director required to retire according to Article 86(3). In accordance with Article 87(1), Mr. Ko Chun Shun, Johnson Mr. Cheong Chow Yin and Dr. Wong Yau Kar, David will retire in the Annual General Meeting. Mr. Cheong Chow Yin, due to personal reason, will not offer himself for re-election. Mr. Cheong has confirmed that he has no disagreement with the Board and there is no matter in respect of his retirement that needs to be brought to the attention of the Shareholders. Mr. Ko Chun Shun, Johnson and Mr. Wong Yau Kar, David, being eligible, offers themselves for re-election in the Annual General Meeting.

Mr. Ko Chun Shun, Johnson

Mr. Ko Chun Shun, Johnson, aged 54, was the Chairman of the Company and has been re-designated to be the Executive Director of the Company since 12 May 2006. Mr. Ko is also the Chairman of DVN (Holdings) Limited and the co-Chairman of Varitronix International Limited, the securities of these companies are listed on the Main Board of the Stock Exchange. Mr. Ko has more than 30 years experience in international trade and investment, in particular, in manufacturing and distribution of electronic products and in the media and technology industries.

As at the Latest Practicable Date, Mr. Ko has the following interests in Shares or shares of the associated company of the Company within the meaning of Part XV of the SFO:

(A) Ordinary shares of HK$0.01 each in the Company

		Number of shares held			
	Note	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Long positions	*(i)*	5,187,347,483	—	1,000,437,150	6,187,784,633

(B) Ordinary shares of HK$0.10 of DVN (Holdings) Limited ("DVN") (an associated company)

		Number of shares held			
	Note	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Long positions	*(ii)*	343,000	2,040,816	130,357,940	132,741,756

Notes:

(i) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owned 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has 100% direct interest in Kwan Wing and approximately 96% beneficial interest in Techral.

(ii) 113,318,812 ordinary shares of DVN are wholly-owned directly or indirectly by the Company.

17,039,128 ordinary shares of DVN are held by companies controlled by Mr. Ko.

2,040,816 ordinary shares of DVN are held by the spouse of Mr. Ko.

(iii) Million Way Enterprises Limited, a wholly-owned subsidiary of the Company, also holds US$15,000,000 preference shares issued by DVN (Group) Limited, a wholly-owned subsidiary of DVN. These preference shares are exchangeable to approximately 28,147,700 ordinary shares of DVN, a listed associated company, to an adjusted conversion price of HK$4.13 per share and are subject to adjustment.

(C) Rights to acquire ordinary shares of DVN

Date of share options granted	Number of share options outstanding	Exercise period	Exercise price per share *HK$*
23/7/2002	3,000,000	24/7/2002 — 23/7/2008	1.470
10/12/2003	450,000	1/1/2004 — 31/12/2006	0.824
	3,450,000		

Mr. Ko is not appointed for a specific term and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance of the Articles. Mr Ko shall receive a monthly basic remuneration of HK$159,000 plus a discretionary payment determined by the Board from time to time by reference to his contribution to the Group.

There is no other information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no matter in respect of the re-election of Mr. Ko that needs to be brought to the attention of the Shareholders.

Dr. Wong Yau Kar, David

Dr. Wong Yau Kar, David, aged 48, holds a doctor's degree in economics from University of Chicago. Dr. Wong has extensive experience in direct investments and corporate finance. Currently, Dr. Wong is the managing director of United Overseas Investments Limited. Dr. Wong has also been actively participated in public services and to name a few, he has been a council member of the Hong Kong Institute of Directors since 1999 and a vice-president of the Chinese Manufacturers' Association of Hong Kong.

Dr. Wong is the independent non-executive director of the Company and he has not held any other directorship in listed public companies in the last 3 years.

As at the Latest Practicable Date, Dr. Wong does not have any interests in Shares or shares of the associated company of the Company within the meaning of Part XV of the SFO.

Dr. Wong will be appointed for a term of 3 years and will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance of the Articles. Dr. Wong shall receive a monthly basic remuneration of HK$12,000 plus a discretionary payment determined by the Board from time to time by reference to his contribution to the Group.

There is no other information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no matter in respect of the re-election of Dr. Wong that needs to be brought to the attention of the Shareholders.

THE GENERAL MANDATE

The Directors consider that it is the best interests of the Company and its Shareholders to grant the General Mandate to the Directors to enhance the flexibility of any possible fund raising or acquisition. At the Annual General Meeting, an ordinary resolution will be proposed to grant to the Directors the General Mandate to allot, issue and otherwise deal with new Shares not exceeding in aggregate 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing such resolution.

The General Mandate if granted will continue in force until (a) the conclusion of the next annual general meeting of the Company after the Annual General Meeting; or (b) it is revoked or varied by an ordinary resolution passed in a general meeting of the Company.

PROPOSED CHANGE OF COMPANY NAME

To better reflect the business and future focus of the Group, the Board proposed to change the name of the Company to "Asian Union New Media (Group) Limited" and to adopt the Chinese name "華億新媒體(集團)有限公司" for identification purpose only. The proposed change of name will be effective subject to the passing of a special resolution to be proposed in the Annual General Meeting and the approval of the Registrar of Companies in the Cayman Island.

AMENDMENT TO THE ARTICLES

In light of the implementation of the Code on Corporate Governance Practices in appendix 14 to the Listing Rules (the "Code") with effect from 1 January 2005 and the recent amendments to the Listing Rules which came into effect on 1 March 2006, the Directors propose to amend the existing Articles in compliance with paragraph 4(3) of appendix 3 to the Listing Rules so as to enable the Company in general meeting to have power by ordinary resolution to remove any Director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his period of office.

RIGHT TO DEMAND POLL

Subject to any special rights or restrictions as to voting for the time being attached to any Shares by or in accordance with the Articles, at any general meeting on a show of hands every Ordinary Shareholder present in person (or being a corporation, is present by a representative duly authorised), or by proxy shall have one vote and on a poll every Ordinary Shareholder present in person or by proxy or, in the case of an Ordinary Shareholder being a corporation, by its duly authorised representative shall have one vote for every fully paid Shares of which he is the holder but that no amount paid up or credited as paid up on a Share in advance of calls or instalments is treated for the foregoing purposes as paid up on the Share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by an Ordinary Shareholder which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Ordinary Shareholders present in person or in the case of an Ordinary Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by an Ordinary Shareholder or Ordinary Shareholders present in person or in the case of an Ordinary Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Ordinary Shareholders having the right to vote at the meeting; or

(d) by an Ordinary Shareholder or Ordinary Shareholders present in person or in the case of an Ordinary Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for an Ordinary Shareholder or in the case of an Ordinary Shareholder being a corporation by its duly authorised representative shall be deemed to be the same as a demand by an Ordinary Shareholder.

RECOMMENDATION

The Directors consider that all the proposed resolutions in the Annual General Meeting are in the best interests of the Company and the Shareholders as a whole and, accordingly, the Directors recommend all Shareholders to vote in favour of the resolutions nos. 1 to 6 to be proposed at the Annual General Meeting.

A form of proxy for use by the Shareholders at the Annual General Meeting is enclosed. If you do not intend to attend and vote at the Annual General Meeting in person, you are requested to complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrars of the Company, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, as soon as practicable but in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Yours faithfully,
For and on behalf of
UNIVERSAL HOLDINGS LIMITED
Dong Ping
Chairman

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

NOTICE IS HEREBY GIVEN that the annual general meeting of UNIVERSAL HOLDINGS LIMITED (the "**Company**") will be held at the 3203, 32/F, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 29 June 2006 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31 December 2005.

2. To re-elect retiring directors and to authorise the directors to fix the remuneration of the directors.

3. To re-appoint auditors and to authorise the directors to fix the remuneration of the auditors.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass with or without modifications, the following resolutions as ordinary resolution or special resolution of the Company:

ORDINARY RESOLUTION

4. "**THAT:**

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements, options and rights of exchange or conversion which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval granted in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) the share option scheme of the Company approved by the Stock Exchange, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law or the Company's articles of association to be held; or

(iii) the date upon which the authority set out in this resolution is revoked or varied by way of ordinary resolution of the Company in general meeting."

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange, in any territory outside Hong Kong)."

SPECIAL RESOLUTIONS

5. "**THAT** subject to the approval of the Registrar of Companies in the Cayman Islands, the name of the Company be changed to "Asian Union New Media (Group) Limited" and **THAT** the Chinese name "華億新媒體(集團)有限公司" be adopted for identification purpose only."

6. "**THAT** the following amendment to the Articles of the Company be and is hereby approved.

   by deleting the words "Subject to any provision to the contrary in these Articles the Members may, at any general meeting convened and held in accordance with these Articles, by special resolution remove a Director" and replacing them with the words "The Members may, at any general meeting convened and held in accordance with these Articles, by ordinary resolution remove a Director (including a managing director, joint managing director, deputy managing director or other executive Directors)" in the existing Articles 86(5);"

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 7 June 2006

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrars of the Company, Tengis Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

3. As at the date hereof, the board of directors of the Company comprises Mr. Dong Ping (Chairman), Mr. Ko Chun Shun, Johnson and Mr. Shen Ka Yip, Timothy (each of whom is an executive Director), Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin (each of whom is an non-executive Director), Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David (each of whom is an independent non-executive Director).

特別決議案

5. 「**動議**待開曼群島公司註冊處批准後，將本公司名稱更改為「Asian Union New Media (Group) Limited」，並**動議**採納中文名稱為「華億新媒體（集團）有限公司」以僅供識別。」

6. 「**動議**批准對本公司細則作出以下修訂。

   刪除現有細則第86(5)條「除此等公司細則另有任何相反規定外，股東可於根據此等公司細則召開及舉行之任何股東大會上，以特別決議案將董事罷免」等字眼，並以「股東可於根據此等公司細則召開及舉行之任何股東大會上，以普通決議案將任何董事（包括董事總經理、聯席董事總經理、副董事總經理或其他執行董事）罷免」等字眼取代；」

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年六月七日

附註：

1. 凡有權出席大會及於會上投票之股東，均有權委任一名或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件（如有），最遲須於大會指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

3. 於本通告日期，本公司董事會包括董平先生（主席）、高振順先生及沈嘉奕先生（各為執行董事）、蔡東豪先生及張釗榮先生（各為非執行董事）、袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士（各為獨立非執行董事）。

(c) 本公司董事依據上文(a)段之批准而配發或同意有條件或無條件配發(無論是否依據購股權或以其他方式配發者)之股本面值總額(但非根據(i)配售新股、或(ii)聯交所批准之本公司購股權計劃、或(iii)按照本公司組織章程細則配發股份以代替本公司全部或部份股份之股息之任何以股代息或類似安排),不得超過於通過本決議案當日本公司已發行股本面值總額之20%,而上述批准亦應受到相應限制;及

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列最早時間止之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 依照法例或本公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時;或

(iii) 本決議案所述授權於股東大會上以本公司普通決議案撤銷或修改當日。」

「配售新股」乃指本公司董事於指定期間內向於指定記錄日期名列股東名冊上之股份持有人,按照彼等當時所持股份之比例配售股份之建議,惟本公司董事有權就零碎股權或香港以外任何有關司法權區之法例或任何認可管制機構或任何證券交易所之規定所引致之任何限制或責任而必需或權宜取消彼等在此方面之權利或作出其他安排除外。」

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

茲通告友利控股有限公司(「**本公司**」)謹訂於二零零六年六月二十九日上午十時正假座香港夏慤道18號海富中心第一期32樓3203室舉行股東週年大會，藉以進行下列事項：

作為普通事項

1. 省覽截至二零零五年十二月三十一日止年度之董事會報告書、經審核財務報表及核數師報告書。

2. 重選退任董事及授權董事釐定董事酬金。

3. 續聘核數師及授權董事釐定核數師酬金。

作為特別事項

考慮並酌情通過下列決議案為本公司普通決議案或持別決議案(不論有否修訂)：

普通決議案

4. 「**動議：**

   (a) 在下文(c)段所限制下，全面及無條件批准本公司董事於有關期間行使本公司一切權力，以配發、發行及處置本公司股本中之額外股份，及作出或授予或須行使此等權力之配售建議、協議、購股權以及轉換或兌換權；

   (b) 上文(a)段之批准可附加於本公司董事所獲得之任何其他授權，並授權本公司董事於有關期間作出或授予或須於有關期間過後行使此等權力之配售建議、協議、購股權以及轉換或兌換權；

隨函附奉股東於股東週年大會適用之代表委任表格。倘　閣下無意親身出席股東週年大會及於會上投票，務請在可行情況下盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東週年大會及於會上投票。

此致

列位股東　台照

代表
友利控股有限公司
主席
董平
謹啟

二零零六年六月七日

要求以股數表決之權利

在任何股份當時就投票所附帶之任何特別權利或限制所規限下或根據細則，於任何股東大會上以舉手投票時，每名親身出席(或倘為法團，則由其正式授權代表出席)或委派代表出席之普通股股東將可投一票，而於以股數表決時，每名親身出席(或倘普通股股東為法團，則由其正式授權代表出席)或委派代表出席之普通股股東將就其作為持有人之每股繳足股份可投一票，惟就此而言，於未催繳或分期到期前事先繳足或入賬列為繳足之股份將不會被視為繳足股份。即使細則另有任何規定，倘身為結算所之普通股股東(或其代名人)委派一名以上代表，則每名該等代表於以舉手表決時均可投一票。於大會上提呈表決之決議案須以舉手投票表決，惟以下人士可能(於宣佈舉手投票之結果之前或當時或於撤回任何其他以股數表決之要求當時)要求以股數表決：

(a) 該大會主席；或

(b) 至少三名親身出席(或倘普通股股東為法團，則由其正式授權代表出席)或委派代表出席而於當時有權於大會上投票之普通股股東；或

(c) 任何親身出席(或倘普通股股東為法團，則由其正式授權代表出席)或委派代表出席而有權於大會上投票，而其投票權佔不少於全體普通股股東總投票權十分之一之一名或多名普通股股東；或

(d) 任何親身出席(或倘普通股股東為法團，則由其正式授權代表出席)或委派代表出席，並持有賦予持有人在大會上之投票權之本公司股份之一名或多名普通股股東，而該等股份之已繳股本數額佔不少於全部具備此權利股份之已繳總額之十分之一。

由普通股股東之受委代表(或倘普通股股東為法團，則其正式授權代表)提出之要求被視為由普通股股東提出。

推薦意見

董事認為於股東週年大會上提呈之所有決議案乃符合本公司及股東整體之最佳利益，因此董事建議各股東就將於股東週年大會上提呈之第1至6號決議案投贊成票。

黃博士之任期將為三年，且須根據細則於本公司股東週年大會上輪流退任及重選連任。黃博士將收取每月基本酬金12,000港元，加不時由董事會經參照其對本集團之貢獻而釐定之酌情款項。

概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之規定須予披露之資料，亦概無有關黃博士之重選而須股東垂注之事宜。

一般授權

董事認為授予董事一般授權以增加任何可能集資或收購之靈活性符合本公司及其股東之最佳利益。股東週年大會上將提呈一項普通決議案，以授予董事一般授權配發、發行及以其他方式處理新股份，惟合共不超過於通過該決議案當日本公司已發行股本面值總額之20%。

一般授權如獲授出將一直有效至(a)股東週年大會後本公司下屆股東週年大會結束時；或(b)本公司股東大會通過普通決議案撤銷或修改授權為止。

建議更改公司名稱

為更貼切地反映本集團之業務及未來重點，董事會建議將本公司名稱更改為「Asian Union New Media (Group) Limited」，並採納中文名稱為「華億新媒體(集團)有限公司」以僅供識別。建議更改名稱須待於股東週年大會上提呈之特別決議案獲通過，及開曼群島公司註冊處批准後，方告生效。

修訂細則

鑑於由二零零五年一月一日起實行上市規則附錄十四之企業管治常規守則(「守則」)，及近期對上市規則作出之修訂由二零零六年三月一日起生效，董事建議修訂現有細則以符合上市規則附錄三第4(3)段，令本公司得以於股東大會上以普通決議案於任何董事(包括董事總經理或其他執行董事)任期屆滿前將其罷免(惟不影響根據任何合約提出之任何損害賠償申索)。

(C)　可認購天地數碼普通股之權利

授出 購股權日期	尚未行使 購股權數目	行使期	每股行使價 *港元*
23/7/2002	3,000,000	24/7/2002 — 23/7/2008	1.470
10/12/2003	450,000	1/1/2004 — 31/12/2006	0.824
	3,450,000		

高先生並無特定任期，且須根據細則於本公司股東週年大會上輪流退任及重選連任。高先生將收取每月基本酬金159,000港元，加不時由董事會經參照其對本集團之貢獻而釐定之酌情款項。

概無其他根據上市規則第13.51(2)(h)至13.51(2)(v)條之規定須予披露之資料，亦概無有關高先生之重選而須股東垂注之事宜。

黃友嘉博士

黃友嘉博士，48歲，持有芝加哥大學經濟學博士學位。黃博士於直接投資及企業融資方面具豐富經驗。黃博士現為聯僑遠東有限公司董事總經理。黃博士亦一直積極參與公職，其中包括自一九九九年起擔任香港董事學會理事會理事及香港中華廠商聯合會副會長。

黃博士為本公司之獨立非執行董事，而彼於過去三年並無於上市公眾公司擔任任何其他董事職位。

於最後可行日期，黃博士於股份或本公司聯營公司之股份概無擁有任何權益（定義見證券及期貨條例第XV部）。

(B) 天地數碼(控股)有限公司(「天地數碼」)(聯營公司)每股面值0.10港元之普通股

		所持股份數目			
	附註	**個人權益**	**家族權益**	**公司權益**	**總計**
長倉	*(ii)*	343,000	2,040,816	130,357,940	132,741,756

附註：

(i) Kwan Wing Holdings Limited(「Kwan Wing」)及其附屬公司Techral Holdings Limited(「Techral」)分別實益擁有本公司普通股360,399,000股及640,038,150股。高先生擁有Kwan Wing全部直接權益，及Techral實益權益約96%。

(ii) 113,318,812股天地數碼普通股由本公司直接或間接全資擁有。

17,039,128股天地數碼普通股由高先生控制之公司持有。

2,040,816股天地數碼普通股由高先生之配偶持有。

(iii) 本公司全資附屬公司Million Way Enterprises Limited亦持有由天地數碼全資附屬公司天地數碼(集團)有限公司發行之15,000,000美元優先股。該等優先股可按經調整換股價每股4.13港元(可予調整)兑換為大約28,147,700股上市聯營公司天地數碼之普通股。

本公司將於股東週年大會上提呈(其中包括)決議案，以批准本公司(i)重選若干董事；(ii)授予董事發行股份之一般授權；(iii)建議更改本公司名稱及(iv)修訂細則。

重選若干董事

自於二零零五年六月三十日舉行之上屆股東週年大會以來，本公司並無委任任何新董事，故並無董事須根據細則第86(3)條退任。根據細則第87(1)條，高振順先生、張釗榮先生及黃友嘉博士將於股東週年大會上退任。張釗榮先生因私人理由而不願膺選連任。張先生已確認彼並無與董事會意見不合，亦概無有關其退任而須股東垂注之事宜。高振順先生及黃友嘉博士符合資格願於股東週年大會上膺選連任。

高振順先生

高振順先生，54歲，曾為本公司主席，自二零零六年五月十二日獲調任為本公司執行董事。高先生亦為天地數碼控股有限公司主席及精電國際有限公司之聯席主席，該等公司之證券於聯交所主板上市。高先生擁有逾30年國際貿易及投資(尤其是製造及分銷電子產品)及媒體及技術業經驗。

於最後可行日期，高先生於股份或本公司聯營公司之股份擁有以下權益(定義見證券及期貨條例第XV部)：

(A) 本公司每股面值0.01港元之普通股

		所持股份數目			
	附註	**個人權益**	**家族權益**	**公司權益**	**總計**
長倉	*(i)*	5,187,347,483	—	1,000,437,150	6,187,784,633

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

執行董事：
董平先生 *(主席)*
高振順先生
沈嘉奕先生

非執行董事：
蔡東豪先生
張釗榮先生

獨立非執行董事：
袁健先生
Wilton Timothy Carr Ingram先生
黃友嘉博士

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

香港主要辦事處：
香港
金鐘
夏慤道16號
遠東金融中心
4306-07室

敬啟者：

重選若干董事、
授出發行新股份之一般授權、
建議更改公司名稱
修訂組織章程細則
及
股東週年大會通告

緒言

本通函旨在向　閣下提供有關若干將於股東週年大會上提呈之普通及特別決議案之資料，以便　閣下可就是否投票贊成或反對該等決議案作出決定。

「證券及期貨條例」	指	香港法例第571章證券及期貨條例(經不時修訂)
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比
「二零零五年年報」	指	本公司截至二零零五年十二月三十一日止年度之年報

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零六年六月二十九日上午十時正假座香港夏慤道18號海富中心第一期32樓3203室舉行之股東週年大會或其任何續會(視情況而定)
「細則」	指	本公司之組織章程細則
「聯繫人士」	指	具上市規則所賦予之相同涵義
「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	具上市規則所賦予之相同涵義
「董事」	指	本公司董事
「一般授權」	指	配發、發行及處理不超過於通過有關普通決議案當日本公司已發行股本面值總額20%之新股份之一般授權
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零六年六月二日，即本通函付印前為確定其中若干資料而定下之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「普通股股東」	指	股份持有人

責任聲明

本通函根據上市規則之規定提供有關本集團之資料。董事共同及各自對本通函所載資料之準確性承擔全部責任，並經一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何可致使本通函所載之任何聲明有所誤導之其他事實。

目 錄

頁次

責任聲明 ii

釋義 1

董事會函件 3

股東週年大會通告 10

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有友利控股有限公司證券，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

重選若干董事、
授出發行新股份之一般授權、
建議更改公司名稱
修訂組織章程細則
及
股東週年大會通告

友利控股有限公司謹訂於二零零六年六月二十九日上午十時正假座香港夏慤道18號海富中心第一期32樓3203室舉行股東週年大會，大會通告載於本通函第10至12頁。隨函附奉股東於股東週年大會適用之代表委任表格。倘　閣下無意親身出席股東週年大會，務請在可行情況下盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東週年大會及於會上投票。

二零零六年六月七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Universal Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

This circular does not constitute an offer of transferable securities to the public in the United Kingdom (within the meaning of sections 85 and 102B of the Financial Services and Markets Act 2000). Neither this circular nor any accompanying letter or any other documents have been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus has been published or is intended to be published in respect of the Distribution Shares. Accordingly, the Distribution Shares are not being and may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document.

This circular has not been lodged or registered as a prospectus with the Monetary Authority of Singapore, and the Distribution Shares will be offered in Singapore only pursuant to exemptions in Subdivision (4) Division 1, Part XIII of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, the Company has not offered or sold and will not offer or sell the Distribution Shares nor will it circulate or distribute this circular or any other offering document or material relating to the Distribution Shares, either directly or indirectly, in Singapore other than in circumstances under which such offer, sale, circulation or distribution are permitted under the SFA.

Copies of this circular have been issued to a limited number of prospective investors in Singapore, in accordance with section 272B of the Act. An application for the Distributed Shares is not invited from any person in Singapore other than a person to whom a copy of this circular has been issued, and if made, will not be accepted. No person to whom a copy of this circular is issued may issue, circulate or distribute this circular in Singapore, or give a copy of this circular to any other person.

This circular does not constitute, and should not be regarded as, an invitation or offer to acquire, purchase or subscribe for the securities mentioned herein.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

RECEIVED
2006 AUG 14 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DISTRIBUTION OF ALL DVN ORDINARY SHARES HELD

A notice of the EGM to be held at Room 3203, 32/F., Admiralty Centre I, 18 Harcourt Road, Hong Kong on 6 June 2006 at 10:00 a.m. is set out on pages 10 to 11 of this circular. A form of proxy for use by the Shareholders at the EGM is enclosed. If you do not intend to attend the EGM in person, please complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrar of the Company, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as practicable but in any event not less than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

22 May 2006

CONTENTS

Page

Responsibility statement ii

Definitions 1

Letter from the Board 3

Notice of EGM 10

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained herein misleading.

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Articles"	the articles of association of the Company
"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in Hong Kong with limited liability, and the shares of which are listed on the main board of the Stock Exchange
"Directors"	the directors of the Company
"Distribution Shares"	the DVN Ordinary Shares to be distributed by the Company under the Proposed Distribution
"DVN"	DVN (Holdings) Limited, a company incorporated in Bermuda with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"DVN Ordinary Share(s)"	share(s) of HK$0.1 each in the ordinary share capital of DVN
"DVN Preference Shares"	exchangeable preference shares issued by DVN (Group) Limited, a wholly-owned subsidiary of DVN, of US$1 each, which carry rights to exchange into DVN Ordinary Shares
"EGM"	the extraordinary general meeting to be held by the Company for seeking approval for the Proposed Distribution
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	18 May 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Overseas Shareholders"	the Shareholder(s) whose addresses as noted on the register of members of the Company on the Record Date are outside Hong Kong
"PRC"	the People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this circular
"Proposed Disposal(s)"	possible disposal(s) of the DVN Preference Shares as announced by the Company in its announcement dated 11 May 2006
"Proposed Distribution"	the proposed distribution of all the Distribution Shares to the Shareholders registered on the register and branch register of members on the Record Date
"Qualifying Shareholders"	Shareholders other than those Overseas Shareholders who will be excluded from receiving the Distribution Shares pursuant to the Proposed Distribution
"Record Date"	the record date for ascertaining the entitlement of the Shareholders to participate in the Proposed Distribution
"Share(s)"	the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

Executive Directors:
Mr. Dong Ping *(Chairman)*
Mr. Ko Chun Shun, Johnson
Mr. Shen Ka Yip, Timothy

Non-Executive Directors:
Mr. Tsoi Tong Hoo, Tony
Mr. Cheong Chow Yin

Independent Non-Executive Directors:
Mr. Yuen Kin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

Principal Office in Hong Kong:
Unit 4306-07
Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

22 May 2006

To the Shareholders

Dear Sirs,

DISTRIBUTION OF ALL DVN ORDINARY SHARES HELD

INTRODUCTION

On 11 May 2006, the Board resolved that the Proposed Distribution be made to the Shareholders whose names appear on the register of members of the Company on the Record Date. Under the Proposed Distribution, all the DVN Ordinary Shares held by the Company will be distributed to all Shareholders on a pro rata basis based on the number of Shares held. The Proposed Distribution will be made out of the share premium account of the Company. As at 31 December 2005, the share premium account of the Company amounted to approximately HK$447.2 million.

The purpose of this circular is to provide you with the information regarding the ordinary resolution of the distribution of all the DVN Ordinary Shares held by the Company to be proposed at the EGM to enable you to make an informed decision on whether to vote for or against it.

THE PROPOSED DISTRIBUTION

As at the Latest Practicable Date, the Company held 113,318,812 DVN Ordinary Shares, representing approximately 19.2% of the issued ordinary share capital of DVN, and 15,000,000 DVN Preference Shares, which may be exchanged into approximately 28.1 million DVN Ordinary Shares at an exchange price of HK$4.13 per DVN Ordinary Share. As at the date of the Latest Practicable Date, the Company has no intention to exercise the exchangeable rights attached to the DVN Preference Shares on or before the Record Date. Such DVN Ordinary Shares so exchanged into represent approximately 4.8% of the existing Shares in issue as at the Latest Practicable Date and approximately 4.6% of the Shares in issue as enlarged by the exchange of the DVN Preference Shares in full. On the basis of 12,038,610,640 Shares in issue as at the Latest Practicable Date and assuming that no DVN Preference Shares held by the Group will be exchanged into DVN Ordinary Shares and there is no change to the issued ordinary share capital of the Company on or before the Record Date, approximately 94 DVN Ordinary Shares will be distributed to the Shareholders for every 10,000 Shares held under the Proposed Distribution. If the above distribution ratio changes as a result of any changes in the issued ordinary share capital of the Company on or before the Record Date, the Company will issue a further announcement. Any fractional entitlements will not be distributed but will be aggregated, sold and retained for the benefit of the Company. Following the Proposed Distribution and the sale of the fractional entitlements to the DVN Ordinary Shares for the benefit of the Company, the Company will cease to hold any DVN Ordinary Shares (other than those which may be exchanged into by the DVN Preference Shares) but will continue to own the DVN Preference Shares (Subject to the Proposed Disposals). The Company will bear the stamp duty which may be payable as a result of the transfer of the DVN Ordinary Shares by the Company to the Shareholders under the Proposed Distribution.

The aggregate market value of the Distribution Shares as at the Latest Practicable Date was about HK$199.4 million.

The Overseas Shareholders

Based on the register of members of the Company as at the Latest Practicable Date, there were certain Overseas Shareholders with registered addresses in the United States of America, Canada, Australia, the PRC, Singapore, the United Kingdom, the Macau Special Administrative Region of the PRC and the Republic of Malta (collectively the "Concerned Countries"). The Company has made enquiries regarding the legality, the applicable procedures and feasibility of having the Distribution Shares be distributed to the Overseas Shareholders under the Proposed Distribution.

Based on the legal opinions from legal advisers of the Concerned Countries, the Directors are of the view that it is necessary or expedient not to distribute the relevant Distribution Shares to the Overseas Shareholders whose registered addresses are in the United Kingdom and Canada due to the legal restrictions and/or compliance requirements and costs under the laws

of the relevant jurisdictions. As explained above, arrangements will be made for the Distribution Shares which would otherwise have been distributed to such Overseas Shareholders to be sold in the market as soon as practicable and any net proceeds of sale, after deduction of the expenses incurred incidental to the sale, will be distributed in Hong Kong dollars to such persons pro rata to their entitlements (except that amounts of less than HK$100 will be retained for the benefit of the Company).

For those Overseas Shareholders whose registered addresses are in the United States of America, Australia, the PRC, Singapore, the Macau Special Administrative Region of the PRC and the Republic of Malta, the Directors have been advised by the relevant legal counsels that it would be lawful for the Company to distribute the relevant Distribution Shares to those Overseas Shareholders or the Company could rely on exemptions from the provisions of the relevant securities laws and regulations under the relevant jurisdictions, even though this circular is not and will not be registered in the relevant jurisdictions. Therefore, the relevant Distribution Shares will be distributed to such Overseas Shareholders.

With regard to those Overseas Shareholders resided in Australia and Singapore, the Company understand from the relevant legal counsels that there are restrictions under Australian law and Singaporean law if such Overseas Shareholders would like to dispose of the Distribution Shares distributed to them. Those Australian and Singaporean Overseas Shareholders are advised to consult their own professional advisers as to the relevant selling restrictions under Australian law and Singaporean law in the event they intend to dispose of the relevant Distribution Shares.

Save for the aforesaid Overseas Shareholders, all other Shareholders on the register of members of the Company as at the close of business on the Latest Practicable Date had Hong Kong registered addresses.

Condition precedent

The Proposed Distribution is subject to the Shareholders' approval by way of an ordinary resolution at the EGM. No Shareholders are required to abstain from voting in respect of the passing of the ordinary resolution.

Tentative timetable

	2006
Last day of dealings in the Shares on a cum-entitlement basis	Monday, 29 May
Commencement of dealings in the Shares on an ex-entitlement basis	Tuesday, 30 May

	2006
Latest time for lodging transfer of the Shares in order to qualify for entitlement pursuant to the Proposed Distribution	4:00 p.m., Thursday, 1 June
Closure of the register and branch register of members of the Company	Friday, 2 June to Tuesday, 6 June (both dates inclusive)
Latest time for lodging proxy form	10:00 a.m. on Sunday, 4 June
EGM	10:00 a.m. on Tuesday, 6 June
Record Date	Tuesday, 6 June
Re-opening of the register and branch register of members of the Company	Wednesday, 7 June
Posting of the share certificates for the Distribution Shares under the Proposed Distribution	Wednesday, 14 June

Note: Should there be any change to the above tentative timetable, further announcement(s) will be made by the Company as and when necessary.

Information on DVN

DVN is an investment holding company and, through its subsidiaries, is principally engaged in the services and design, integration and installation of digital broadcasting systems and development of related software and products; and provision of international financial market information and selective consumer data.

The following table sets out the audited consolidated losses of DVN for the two years ended 31 December 2005.

	For the year ended 31 December	
	2005	**2004**
	HK$'000	*HK$'000*
Loss before taxation	33,922	55,757
Loss for the year	39,734	61,569

As at 31 December 2005, the audited consolidated net assets of DVN were approximately 55.8 million.

DVN was an associated company of the Company as at 31 December 2005. The amount of interests of the Company in DVN as shown in the audited consolidated balance sheet as at 31 December 2005 was approximately HK$19.5 million.

Reasons for the Proposed Distribution

After the acquisition of the entire shareholding interest in Anglo Alliance Co., Ltd, which indirectly owns a 50% interest in Asian Union Film and Media (北京保利華億傳媒文化有限公司), in 2005, the Group has been focusing on the development of its investments in the television, movie and advertising businesses in the PRC. The Company believes that there are vast growing opportunities in the PRC media industry and considers it in the interests of the Company and its Shareholders as a whole to continue to enhance its business development on the media businesses. More resources of the Group, including management resources, will be invested in the media businesses in the future. DVN is a major associated company of the Company. The DVN Group emphasizes on the development of the business related to digital broadcasting technology which is different from the media businesses of the Group. The Company believes that the Proposed Distribution will help the Group clearly reposition itself as a media company and facilitate the investor community to better understand the business model of the Group.

Whilst the Company continues to be optimistic about the business development of DVN, the Company believes that the Proposed Distribution would enable the Shareholders to have greater flexibility in managing their investments in DVN.

Closure of register of members

The register and branch register of members of the Company will be closed from 2 June 2006 to 6 June 2006, both dates inclusive, during which period no Shares will be registered. For ascertaining Shareholders' entitlement to the Proposed Distribution, all share transfer documents together with the relevant share certificates must be lodged with the Company's branch share registrar, Tengis Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong by no later than 4:00 p.m. on 1 June 2006.

Despatch of share certificates for the Distribution Shares

Assuming that the Proposed Distribution is approved at the EGM, definitive certificates for the Distribution Shares are expected to be despatched by ordinary mail to the respective addresses of the Qualifying Shareholders, at their own risks, by no later than 14 June 2006. Fractional shares will not be issued but fractional entitlements will be aggregated and disposed of for the benefit of the Company.

RIGHT TO DEMAND POLL

Subject to any special rights or restrictions as to voting for the time being attached to any Shares by or in accordance with the Articles, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is present by a representative duly authorised), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorised representative, shall have one vote for every fully paid Share of which he is the holder but that no amount paid up or credited as paid up on a Share in advance of calls or instalments is treated for the foregoing purposes as paid up on the Share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by a Shareholder which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Shareholder.

RECOMMENDATION

The Directors consider that the Proposed Distribution is in the best interests of the Company and the Shareholders as a whole and, accordingly, the Directors recommend all Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM in respect thereof.

A form of proxy for use by the Shareholders at the EGM is enclosed. If you do not intend to attend and vote at the EGM in person, you are requested to complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrar of the Company, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong, as soon as practicable but in any event not less than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

Yours faithfully,
For and on behalf of
UNIVERSAL HOLDINGS LIMITED
Dong Ping
Chairman

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Universal Holdings Limited ("**Company**") will be held at 10:00 a.m. on Tuesday, 6 June 2006 at Room 3203, 32/F., Admiralty Centre I, 18 Harcourt Road, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modification, the following ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:—

(i) credits standing to the share premium account of the Company be used for distribution of all the ordinary shares of DVN (Holdings) Limited held by the Company on the date of the resolution (the "Record Date") to all shareholders of the Company whose names appear on the register of members of the Company on the Record Date (save for those shareholders whose registered addresses on the registrar of members of the Company on the Record Date are outside Hong Kong, whom may receive a cash alternative) on a pro rata basis based on the number of ordinary shares of the Company held by each shareholder (the "Distribution"), as more fully described in the circular of the Company dated 22 May 2006 (a copy of which has been produced to the meeting marked "A" and initialled by the Chairman of the meeting for identification purposes); and

(ii) the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they shall, in their absolute discretion, deem appropriate to effect and implement the Distribution."

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 22 May 2006

Principal place of business in Hong Kong:
Unit 4306-7, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrar of the Company, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof.

3. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she/it was solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of member of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the meeting convened by the above notice is enclosed herewith.

5. As at the date hereof, the board of directors of the Company comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun, Johnson and Mr. Shen Ka Yip Timothy as executive directors, Mr. Tsoi Tong Hoo Tony and Mr. Cheong Chow Yin as non-executive directors, Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David as independent non-executive directors.

香港主要營業地點：
香港
金鐘
夏慤道16號
遠東金融中心4306-07室

附註：

1. 凡有權出席大會及於會上投票之股東，均有權委任一名或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件(如有)，最遲須於大會(或其任何續會)指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，方為有效。

3. 倘為任何股份之聯名登記持有人，則任何一名該等人士均有權親身或委派代表於會上投票，猶如彼為唯一有權投票者；惟倘多於一名有關聯名持有人親身或委派代表出席大會，則僅在本公司股東名冊內就該等股份名列首位而如此出席之持有人方獨有權就有關股份投票。

4. 隨附上述通告召開之大會適用之代表委任表格。

5. 於本通告日期，本公司董事會包括主席董平先生，執行董事高振順先生及沈嘉奕先生，非執行董事蔡東豪先生及張釗榮先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

茲通告友利控股有限公司(「**本公司**」)謹訂於二零零六年六月六日(星期二)上午十時正假座香港金鐘夏慤道18號海富中心第一期32樓3203室舉行股東特別大會，藉以考慮並酌情通過下列普通決議案(不論有否修訂)：

普通決議案

「**動議：**

(i) 將本公司股份溢價賬之進賬用作根據各股東所持本公司普通股數目按比例向於決議案日期(「記錄日期」)名列本公司股東名冊之股東(惟於記錄日期記於本公司股東名冊之登記地址為香港以外地區而可能獲取現金代替品之股東除外)分派本公司於記錄日期所持全部天地數碼(控股)有限公司之普通股(「分派」)，詳情見本公司於二零零六年五月二十二日刊發之通函(註有「A」字樣之副本已送呈大會並由大會主席簡簽以資識別)；及

(ii) 一般授權本公司董事作出彼等全權認為合適之一切行為、契據及事宜，以落實及實行分派。」

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年五月二十二日

隨函附奉股東特別大會適用之代表委任表格。倘　閣下無意親身出席股東特別大會及於會上投票，務請在可行情況下盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，惟在任何情況下最遲須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會及於會上投票。

此致

列位股東　台照

代表
友利控股有限公司
主席
董平
謹啟

二零零六年五月二十二日

要求以股數表決之權利

在任何股份當時就投票所附帶之任何特別權利或限制所規限下或根據細則，於任何股東大會上以舉手投票時，每名親身出席(或倘為法團，則由其正式授權代表出席)或委派代表出席之股東將可投一票，而於以股數表決時，每名親身出席(或倘為法團，則由其正式授權代表出席)或委派代表出席之股東將就其作為持有人之每股繳足股份可投一票，惟就此而言，於未催繳或分期到期前事先繳足之股份將不會被視為繳足股份。即使細則另有任何規定，倘身為結算所之股東(或其代名人)委派一名以上代表，則每名該等代表於以舉手表決時均可投一票。於大會上提呈表決之決議案須以舉手投票表決，惟以下人士可能(於宣佈舉手投票之結果之前或當時或於撤回任何其他以股數表決之要求當時)要求以股數表決：

(a) 該大會主席；或

(b) 至少三名親身出席(或倘股東為法團，則由其正式授權代表出席)或委派代表出席而於當時有權於大會上投票之股東；或

(c) 任何親身出席(或倘股東為法團，則由其正式授權代表出席)或委派代表出席而有權於大會上投票，而其投票權佔不少於全體股東總投票權十分之一之一名或多名股東；或

(d) 任何親身出席(或倘股東為法團，則由其正式授權代表出席)或委派代表出席，並持有賦予持有人在大會上之投票權之本公司股份之一名或多名股東，而該等股份之已繳股本數額佔不少於全部具備此權利股份之已繳總額之十分之一。

由股東之受委代表(或倘股東為法團，則其正式授權代表)提出之要求被視為由股東提出。

推薦意見

董事認為於建議分派乃符合本公司及股東整體之最佳利益，因此董事建議各股東就將於股東特別大會上提呈之普通決議案投贊成票。

於二零零五年十二月三十一日，天地數碼之經審核綜合資產淨值約為55,800,000港元。

於二零零五年十二月三十一日，天地數碼為本公司之聯營公司。於二零零五年十二月三十一日之經審核綜合資產負債表所示本公司於天地數碼之權益約為19,500,000港元。

建議分派之理由

於二零零五年收購Anglo Alliance Co., Ltd（間接擁有北京保利華億傳媒文化有限公司50%權益）全部股權後，本集團一直專注發展其於中國之電視、電影及廣告業務之投資。本公司相信中國之媒體業擁有龐大發展機會，並認為繼續優化其於媒體業務之發展符合本公司及其股東之整體利益。未來，本集團將投放更多資源（包括管理資源）於媒體業務。天地數碼為本公司之主要聯營公司。天地數碼集團著重發展有關數碼化廣播技術之業務，有別於本集團之媒體業務。本公司相信建議分派將有助本集團釐清其作為一間媒體公司之定位，促進投資界更明白瞭解本集團之業務模式。

儘管本公司繼續對天地數碼之業務發展感到樂觀，本公司相信建議分派將可讓股東更靈活管理彼等於天地數碼之投資。

暫停辦理股份過戶登記

本公司將於二零零六年六月二日至二零零六年六月六日（包括首尾兩日）暫停辦理股份過戶登記，期間概不登記任何股份過戶。為確定股東於建議分派之權利，所有股份過戶文件連同有關股票必須不遲於二零零六年六月一日下午四時正交回本公司之股份過戶登記分處登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

寄發分派股份之股票

假設建議分派於股東特別大會上獲批准，分派股份之正式股票預期將不遲於二零零六年六月十四日以平郵方式寄予合資格股東各自之地址，郵誤風險概由彼等承擔。零碎股份將不獲發行，惟零碎權利將彙集出售，所得利益將歸本公司所有。

二零零六年

遞交股份過戶文件以享有 建議分派之最後時限	六月一日(星期四)下午四時正
本公司暫停辦理股份過戶登記	六月二日(星期五)至 六月六日(星期二)(包括首尾兩日)
遞交代表委任表格之最後時限	六月四日(星期日)上午十時正
股東特別大會	六月六日(星期二)上午十時正
記錄日期	六月六日(星期二)
本公司重新辦理股份過戶登記	六月七日(星期三)
根據建議分派郵寄分派股份之股票	六月十四日(星期三)

附註： 倘上述暫定時間表有任何變動，本公司將於有需要時另行作出公佈。

天地數碼之資料

天地數碼為一間投資控股公司，而透過其附屬公司主要從事之業務包括數碼化廣播服務、系統之設計、集成及裝設服務及相關軟件及產品之開發，以及提供國際金融市場訊息及精選客戶之資料。

下表載列天地數碼於截至二零零五年十二月三十一日止兩個年度之經審核綜合虧損。

	截至十二月三十一日止年度	
	二零零五年	**二零零四年**
	千港元	*千港元*
除税前虧損	33,922	55,757
年內虧損	39,734	61,569

市場上出售在其他情況下原應分派予該等海外股東之分派股份，而出售之任何所得款項淨額在扣除出售附帶產生之開支後將以港元按彼等之權利比例分派予該等人士（惟少於100港元之款項將歸本公司利益所有）。

就登記地址位於美利堅合眾國、澳洲、中國、新加坡、中國澳門特別行政區及馬爾他共和國之海外股東而言，董事已獲有關法律顧問告知，向該等海外股東分派有關分派股份乃屬合法，或本公司可倚賴有關司法權區之有關證券法例或規例條文之豁免，即使本通函現時並無亦將不會於有關司法權區登記。因此，有關分派股份將會分派予該等海外股東。

就居於澳洲及新加坡之海外股東而言，本公司自有關法律顧問獲悉，倘該等海外股東擬出售獲分派之分派股份，則澳洲法例及新加坡法例均對此有所限制。倘該等澳洲及新加坡海外股東擬出售有關分派股份，則務請彼等就澳洲法例及新加坡法例之有關出售限制諮詢彼等本身之專業顧問。

除上述海外股東外，於最後可行日期營業時間結束時，本公司股東名冊上之所有其他股東均有香港登記地址。

先決條件

建議分派須待股東於股東特別大會上以普通決議案批准。並無股東須就通過普通決議案放棄投票。

暫定時間表

二零零六年

股份以附權基準進行買賣之最後日期 ....五月二十九日（星期一）

股份開始以除權基準進行買賣 ....五月三十日（星期二）

建議分派

於最後可行日期，本公司持有113,318,812股天地數碼普通股，佔天地數碼之已發行普通股本約19.2%，亦持有15,000,000股天地數碼優先股，可按每股天地數碼普通股4.13港元之交換價交換為約28,100,000股天地數碼普通股。於最後可行日期，本公司無意於記錄日期或之前行使天地數碼優先股所附之交換權。該等如此獲交換之天地數碼普通股佔於最後可行日期之現已發行股份約4.8%及經天地數碼優先股獲全數交換擴大之已發行股份約4.6%。按照於最後可行日期已發行12,038,610,640股股份之基準，並假設本集團所持天地數碼優先股並無於記錄日期或之前獲交換為天地數碼普通股及本公司之已發行普通股本並無變動，根據建議分派，股東每持有10,000股股份將獲分派約94股天地數碼普通股。倘上述分派比率因本公司之已發行普通股本於記錄日期或之前出現任何變動而改變，則本公司將會另行發表公佈。任何零碎權利將不予分派，惟將彙集出售，所得利益將歸本公司所有。建議分派及將天地數碼普通股之零碎權利出售歸本公司利益所有後，本公司將不再持有任何天地數碼普通股(可以天地數碼優先股交換者除外)但將繼續擁有天地數碼優先股(或會進行建議出售)。本公司將承擔本公司根據建議分派轉讓天地數碼普通股予股東而導致可能須支付之印花稅。

於最後可行日期，分派股份之總市值約為199,400,000港元。

海外股東

於最後可行日期，根據本公司之股東名冊，若干海外股東之登記地址位於美利堅合眾國、加拿大、澳洲、中國、新加坡、英國、中國澳門特別行政區及馬爾他共和國(統稱「有關國家」)。本公司已就根據建議分派向海外股東分派分派股份之合法性、適當程序及可行性作出查詢。

根據有關國家之法律顧問發出之法律意見，由於有關司法權區法例之法律限制及／或遵例規定及費用，故董事認為不向登記地址位於英國及加拿大之海外股東分派有關分派股份屬必需或權宜。誠如上文所闡釋，將會作出安排，在可行情況下盡快於

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

執行董事：
董平先生*(主席)*
高振順先生
沈嘉奕先生

非執行董事：
蔡東豪先生
張釗榮先生

獨立非執行董事：
袁健先生
Wilton Timothy Carr Ingram先生
黃友嘉博士

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
Cayman Islands

香港主要辦事處：
香港
金鐘
夏慤道16號
遠東金融中心
4306-07室

敬啟者：

分派所持全部天地數碼普通股

緒言

於二零零六年五月十一日，董事會議決向於記錄日期名列本公司股東名冊之股東作出建議分派。根據建議分派，本公司所持全部天地數碼普通股將根據所持股份數目之基準按比例分派予全體股東。建議分派將撥自本公司之股份溢價賬。於二零零五年十二月三十一日，本公司之股份溢價賬約為447,200,000港元。

本通函旨在向　閣下提供有關將於股東特別大會上提呈分派本公司所持全部天地數碼普通股之普通決議案之資料，以便　閣下可就是否投票贊成或反對該決議案作出知情決定。

「海外股東」	指	於記錄日期記於本公司股東名冊之地址為香港以外地區之股東
「中國」	指	中華人民共和國，就本通函而言不包括香港、澳門及台灣
「建議出售」	指	本公司於二零零六年五月十一日刊發之公佈所公佈可能出售天地數碼優先股
「建議分派」	指	建議向於記錄日期登記於股東名冊及分冊之股東分派全部分派股份
「合資格股東」	指	根據建議分派將不會獲取分派股份之海外股東以外之股東
「記錄日期」	指	確定股東參與建議分派之權利之記錄日期
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「%」	指	百分比

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「細則」	指	本公司之組織章程細則
「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「分派股份」	指	本公司根據建議分派將予分派之天地數碼普通股
「天地數碼」	指	天地數碼(控股)有限公司，於百慕達註冊成立之有限公司，其普通股於聯交所主板上市
「天地數碼普通股」	指	天地數碼之普通股本中每股面值0.1港元之股份
「天地數碼優先股」	指	天地數碼之全資附屬公司天地數碼(集團)有限公司發行之每股面值1美元並附有權利可交換為天地數碼普通股之可交換優先股
「股東特別大會」	指	本公司將就尋求批准建議分派而舉行之股東特別大會
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「最後可行日期」	指	二零零六年五月十八日，即本通函付印前為確定其中若干資料而定下之最後實際可行日期
「上市規則」	指	聯交所證券上市規則

責任聲明

本通函根據上市規則之規定提供有關本集團之資料。董事共同及各自對本通函所載資料之準確性承擔全部責任，並經一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何可致使本通函所載之任何聲明有所誤導之其他事實。

目錄

	頁次
責任聲明	ii
釋義	1
董事會函件	3
股東特別大會通告	10

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有友利控股有限公司證券，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

本通函並不構成向英國公眾人士(定義見二零零零年金融服務及市場法第85及102B條)提呈發售可轉讓證券。本通函或任何隨附之函件或任何其他文件均無送呈英國金融服務管理局批准，亦無刊發或擬刊發有關分派股份之章程。因此，分派股份現時並非亦不得透過本文件、任何隨附之函件或任何其他文件於英國提呈發售或出售。

本通函並無送呈或向新加坡金融管理局登記為章程，而分派股份僅將根據新加坡法例第289章新加坡證券及期貨法(「證券及期貨法」)第XIII部第1分部第(4)節於新加坡提呈發售。因此，本公司並無提呈發售或出售，亦不會提呈發售或出售分派股份，而其亦不會直接或間接於新加坡流通或派發本通函或任何其他有關分派股份之發售文件或資料，惟在證券及期貨法准許進行該提呈發售、出售、流通或派發之情況下除外。

本通函之副本之已根據證券及期貨法第272B條向新加坡少數準投資者發出。除獲發本通函副本之人士外，任何新加坡人士將不會獲邀申請分派股份，而倘彼等提出申請，則會遭拒絕受理。獲發本通函副本之人士概不得於新加坡刊發、流通或派發本通函，或將本通函之副本給予任何其他人士。

本通函並不構成亦不應被視為收購、購買或認購其中所述證券之邀請或要約。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

分派所持全部天地數碼普通股

友利控股有限公司謹訂於二零零六年六月六日上午十時正假座香港金鐘夏慤道18號海富中心第一期32樓3203室舉行股東特別大會，大會通告載於本通函第10至11頁。隨函附奉股東於股東特別大會適用之代表委任表格。倘　閣下無意親身出席股東特別大會，務請在可行情況下盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟在任何情況下最遲須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會及於會上投票。

二零零六年五月二十二日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Universal Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for onward transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

VERY SUBSTANTIAL DISPOSAL —

POSSIBLE DISPOSAL OF ALL DVN PREFERENCE SHARES HELD

AND

MAJOR TRANSACTION —

ENTERING INTO THE EXCLUSIVE ADVERTISING AGENCY AGREEMENT

A letter from the Board is set out on pages 4 to 12 of this circular.

A notice of the EGM to be held at Room 3203, 32nd Floor, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 11 July 2006 at 10:00 a.m. is set out on pages 33 to 34 of this circular. A form of proxy for use by the Shareholders at the EGM is enclosed. If you do not intend to attend the EGM in person, please complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrar of the Company, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as practicable but in any event not less than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

23 June 2006

CONTENTS

Page

Definitions 1

Letter from the Board 4

Appendix I — Financial information of the DVN Preference Shares 13

Appendix II — Unaudited pro forma financial information of the Remaining Group 14

Appendix III — Additional information on the Remaining Group 22

Appendix IV — General information 26

Notice of EGM 33

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Anglo Alliance"	Anglo Alliance Co., Ltd., a company incorporated in the British Virgin Islands with limited liability
"Articles"	the articles of association of the Company
"associates"	has the meaning ascribed thereto under the Listing Rules
"AUFM"	北京保利華億傳媒文化有限公司(Asian Union Film and Media*), a company incorporated in the PRC
"Board"	the board of Directors
"Company"	Universal Holdings Limited, a company incorporated in the Cayman Islands with limited liability, and the shares of which are listed on the main board of the Stock Exchange
"Convertible Note"	convertible note of approximately HK$104 million issued by the Company and held by Mr. Ko before its conversion on 18 May 2006
"Director(s)"	the director(s) of the Company
"Distribution"	the distribution of all DVN Ordinary Shares held by the Group to the Shareholders which was approved by the Shareholders on 6 June 2006
"DVN"	DVN (Holdings) Limited, a company incorporated in Bermuda with limited liability, the ordinary shares of which are listed on the main board of the Stock Exchange
"DVN Ordinary Share(s)"	share(s) of HK$0.1 each in the ordinary share capital of DVN
"DVN Preference Shares"	exchangeable preference shares issued by DVN (Group) Limited, a wholly-owned subsidiary of DVN, of US$1 each, which carry rights to exchange into DVN Ordinary Shares
"EGM"	the extraordinary general meeting to be held by the Company for seeking Shareholders' approval for the Mandate
"Exclusive Advertising Agency Agreement"	the exclusive advertising agency agreement entered into between Qiansi and Hainan TV on 12 May 2006

"Exclusive Advertising Agency Transaction"	the transaction contemplated under the Exclusive Advertising Agency Agreement
"Group"	the Company and its subsidiaries
"Hainan TV"	海南海視旅遊衛視傳媒有限責任公司 (Hai Nan Haishi Tourist Satellite TV Media Co., Ltd*)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	21 June 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mandate"	the mandate proposed to be granted to the Directors in relation to the Possible Disposals and to be approved by the Shareholders
"Mr. Ko"	Mr. Ko Chun Shun, Johnson, being a Director and a substantial Shareholder, who together with his associates, held a total of approximately 51.4% direct and indirect interests in the Company as at the Latest Practicable Date
"Possible Disposal(s)"	possible disposal(s) of the DVN Preference Shares (including the rights to receive dividends attached to the DVN Preference Shares) held by the Group as at the Latest Practicable Date (or the DVN Ordinary Shares which may be exchanged into) to independent third parties who are not connected with the Company or the directors, chief executive or any of their respective associate at normal commercial terms during the twelve-month period after the Shareholders have approved the Mandate
"PRC"	the People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purposes of this circular
"Qiansi"	Beijing Hua Yi Qian Si Advertising Company Limited (北京華億千思廣告有限公司)

"Remaining Group"	the Group excluding its investment in the DVN Preference Shares
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	the ordinary share(s) of HK$0.01 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Travel Channel"	Hainan Satellite Television Travel Channel
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

For illustrative purposes only, RMB is converted into HK$ at an exchange rate of HK$1.00 = RMB1.039 and US$ is converted into HK$ at an exchange rate of US$1 = HK$7.75 in this circular.

* *For identification purposes only*

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

Executive Directors:
Mr. Dong Ping *(Chairman)*
Mr. Ko Chun Shun, Johnson
Mr. Shen Ka Yip, Timothy

Non-Executive Directors:
Mr. Tsoi Tong Hoo, Tony
Mr. Cheong Chow Yin

Independent Non-Executive Directors:
Mr. Yuen Kin
Mr. Wilton Timothy Carr Ingram
Dr. Wong Yau Kar, David

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

Principal office in Hong Kong:
Unit 4306-07
Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

23 June 2006

To the Shareholders

Dear Sirs,

VERY SUBSTANTIAL DISPOSAL —

POSSIBLE DISPOSAL OF ALL DVN PREFERENCE SHARES HELD

AND

MAJOR TRANSACTION —

ENTERING INTO THE EXCLUSIVE ADVERTISING AGENCY AGREEMENT

POSSIBLE DISPOSALS

The Board announced on 11 May 2006 that it proposed the Mandate be granted to it allowing the Company to dispose of the DVN Preference Shares including the rights to receive dividends attached to the DVN Preference Shares (or the DVN Ordinary Shares which may be exchanged into) on normal commercial terms from time to time during the twelve-month period after the Shareholders have approved the granting of the Mandate.

The Possible Disposals constitute a very substantial disposal for the Company under Chapter 14 of the Listing Rules. The approval from the Shareholders for the granting of the Mandate will be sought at the EGM. No Shareholders are required to abstain from voting in respect of the passing of the resolution for approving the proposed granting of the Mandate.

The DVN Preference Shares to be Disposed of

As at the Latest Practicable Date, the Company holds 15,000,000 DVN Preference Shares with an aggregate nominal value of US$15,000,000. The Company acquired such DVN Preference Shares pursuant to an agreement entered into in January 2000 at a total consideration of approximately US$19.5 million (equivalent to approximately HK$151.1 million). After the acquisition, the Group wrote down its investment in the DVN Preference Shares in the past few years due to impairment in the value of the DVN Preference Shares. The amount of investment in the DVN Preference Shares as stated in the consolidated balance sheet of the Company as at 31 December 2005 was approximately HK$63.6 million.

Terms of the DVN Preference Shares

The DVN Preference Shares are entitled to a fixed cumulative dividend of 5% per annum on the nominal value of the shares. The rights to receive any accrued dividends are attached to the DVN Preference Shares. If the DVN Preference Shares are sold before the relevant accrued dividends are paid, the rights to receive such dividends will be transferred to the buyers of the shares under the Possible Disposals based on the expected present value of the accrued dividends. As at 31 December 2005, the total accrued dividends receivable from the holding of the DVN Preference Shares amounted to HK$22,576,000. Such DVN Preference Shares are non-voting, not redeemable at the option of the holders but are exchangeable at the option of the holders into approximately 28.1 million DVN Ordinary Shares based at the exchange price of HK$4.13 per share as at the Latest Practicable Date. The DVN Ordinary Shares which may be exchanged into represent approximately 4.8% of the existing DVN Ordinary Shares in issue and approximately 4.5% of the DVN Ordinary Shares in issue as enlarged by the exchange of the DVN Preference Shares in full.

Based on the closing price of DVN Ordinary Shares as at 13 June 2006, being the last trading day immediately preceding the Latest Practicable Date, the market value of the DVN Ordinary Shares which the DVN Preference Shares may be exchanged into amounts to approximately HK$52.1 million.

Reasons for the Possible Disposals

The Company presently does not have any discussion with any party to dispose of the DVN Preference Shares. Nevertheless, the Company believes that it would be in its best interests to have the flexibility of disposing of the DVN Preference Shares (and the DVN Ordinary Shares which may be exchanged into) to independent third parties (who and (where applicable) their ultimate beneficial owners are not connected with the Company or the directors, chief executive

or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates) should appropriate opportunities arise and should the Possible Disposals be in the best interests of the Company. It is particularly the case after DVN ceased to be an associated company of the Group upon the Distribution of all the DVN Ordinary Shares held by the Group to the Shareholders on 8 June 2006. The Possible Disposals under favorable terms will allow the Group to realize its investment with a reasonable return and enhance its working capital position.

As a derivative instrument, the value of the DVN Preference Shares is greatly attached to the market price and volatility of the DVN Ordinary Shares. During the six-month period prior to the date of the relevant announcement on 11 May 2006, the highest and the lowest trading prices of the DVN Ordinary Shares were HK$2.2 and HK$1.26 per share respectively. Given the relatively high volatility of the share price in the past few months, the Company believes that it would be practically difficult to have the investor of every Possible Disposal be willing to accept the extra market risk and be committed to acquire a certain amount of the DVN Preference Shares (or the DVN Ordinary Shares which may be exchanged into) at a particular price if the transaction is, together with any other Possible Disposals in aggregate, subject to shareholders' approval, which usually may take the Company one to two months to obtain.

The Mandate

For the reasons set out above, the Board proposes to obtain the Mandate from the Shareholders to exercise all the power of the Company to dispose of all the 15,000,000 DVN Preference Shares (including the rights to receive accrued and future dividends attached to the DVN Preference Shares) held by the Company (or the DVN Ordinary Shares which may be exchanged into) to independent third parties who are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates in the twelve-month period after the Shareholders have approved the granting of the Mandate.

Terms of the Possible Disposals

Under the Possible Disposals, prices are to be determined based on the market prices of the DVN Ordinary Shares from time to time (which shall not be lower than 80% of the average closing price of the DVN Ordinary Shares for the 5 trading days immediately preceding the date on which an agreement of the relevant Possible Disposal is reached).

If the DVN Preference Shares are sold before the relevant accrued dividends are paid, the rights to receive such dividends will be transferred to the buyers of the shares under the Possible Disposals at a price based on the expected present value of the accrued dividends.

Under the Mandate, the Possible Disposals have to be carried out on a cash basis and all the terms have to be on normal commercial terms.

The Directors consider that the above bases are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

Financial impacts of the Possible Disposals and use of proceeds

If the Possible Disposals are carried out, the Company will apply the relevant proceeds as general working capital of the Group.

For illustrative purposes only, if all the DVN Preference Shares are disposed of at the closing price of the DVN Ordinary Shares on 11 May 2006 (being the date of the Company's announcement in respect of the Possible Disposals), based on the financial statements of the Group as at 31 December 2005, there may be a gross proceeds (excluding the accrued dividends) of approximately HK$49.8 million and an accounting loss of approximately HK$1.0 million after taken into account the write back of approximately HK$12.75 million of certain provision of DVN Preference Shares previously made, as a result of the Possible Disposals. If all the DVN Preference Shares are disposed of at 80% of the average closing price of the DVN Ordinary Shares for the 5 trading days up to 11 May 2006, i.e. HK$2.7502 per DVN Preference Share (or HK$1.4656 per DVN Ordinary Share), the corresponding gross proceeds (excluding the accrued dividends) and accounting loss would be approximately HK$41.3 million and approximately HK$9.6 million respectively.

Based on the unaudited pro forma financial information on the Remaining Group set out in Appendix II to this circular, assuming all the DVN Preference Shares (including the relevant accrued dividends) were disposed of on 31 December 2005, it would result in a decrease in the total assets of the Group as at 31 December 2005 of approximately HK$20.5 million. The Possible Disposals had no effect on the total liabilities of the Group. If the DVN Preference Share were all disposed of at 1 January 2005, it would result in an increase in the net loss of the Group for the year ended 31 December 2005 of approximately HK$16.9 million. Please refer to the unaudited pro forma financial information on the Remaining Group set out in Appendix II to this circular for details of the bases and assumptions for the preparation of the pro forma financial information.

Shareholders should note that the above financial information is for illustrative purposes only and the actual amounts of gross proceeds, accounting gain or loss and the effects on the net assets and earnings of the Group depend on the actual selling price of each Possible Disposal.

The amount of the DVN Preference Shares (or the DVN Ordinary Shares which may be exchanged into) actually disposed of by the Company and the relevant proceeds will be set out in the relevant interim report and the annual report of the Company.

Information on DVN

DVN is an investment holding company and, through its subsidiaries, is principally engaged in the services and design, integration and installation of digital broadcasting systems and development of related software and products, and provision of international financial market information and selective consumer data.

The following table sets out the audited consolidated losses of DVN for the two years ended 31 December 2005.

	For the year ended 31 December	
	2005	**2004**
	HK$'000	*HK$'000*
Loss before taxation	33,922	55,757
Loss for the year	39,734	61,569

As at 31 December 2005, the audited consolidated net assets of DVN attributable to the shareholders of DVN were approximately HK$55.8 million.

DVN was an associated company of the Company as at 31 December 2005. The amount of interests of the Company in DVN as shown in the audited consolidated balance sheet as at 31 December 2005 was approximately HK$19.5 million.

EGM

A notice of the EGM to be held at Room 3203, 32nd Floor, Admiralty Centre I, 18 Harcourt Road, Hong Kong on 11 July 2006 at 10:00 a.m. for seeking the Shareholders' approval for the granting of the Mandate is set out on pages 33 to 34 of this circular. A form of proxy for use by the Shareholders at the EGM is enclosed. If you do not intend to attend the EGM in person, please complete the form of proxy enclosed in accordance with the instructions printed thereon and return it to the share registrar of the Company, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as practicable but in any event not less than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

Recommendation

Having considered the factors mentioned above, the Board considers that it would be in the interests of the Shareholders and the Company as a whole to have the Mandate be granted to it. Accordingly, the Board recommends the Shareholders to vote in favour of the resolution to be proposed at the EGM.

THE EXCLUSIVE ADVERTISING AGENCY AGREEMENT

The Board announced on 18 May 2006 that on 12 May 2006, Qiansi entered into the Exclusive Advertising Agency Agreement with Hainan TV pursuant to which Qiansi acts as the exclusive advertising agent of Hainan TV up to 31 December 2011 and the advertising resources including

all the commercial advertising air-time of the Travel Channel and available specific programme sponsorships will be distributed by Qiansi.

The Exclusive Advertising Agency Transaction constitutes a major transaction for the Company under Chapter 14 of the Listing Rules, which is subject to the reporting, announcement and shareholders' approval requirements of the Listing Rules. Pursuant to Rule 14.44 of the Listing Rules, in lieu of holding a general meeting, the Company has obtained written approval from Mr. Ko and his associates, who own an aggregate of approximately 51.4% of the issued Shares, to approve the Exclusive Advertising Agency Transaction.

The Agreement

On 12 May 2006, Qiansi and Hainan TV entered into the Exclusive Advertising Agency Agreement pursuant to which Qiansi is officially engaged as the exclusive advertising agent of Hainan TV and the advertising resources including all the air-time for commercial advertising in the Travel Channel and available specific programme sponsorships will be distributed by Qiansi for a period of 6 years up to 31 December 2011. Qiansi is a wholly owned subsidiary of the Company. Hainan TV is 49% owned by AUFM, in which the Company has an effective interest of 50%. Hainan TV is 50% held by Hainan Broadcast Television Station (海南廣播電視臺), 49% held by AUFM and 1% held by Hainan Broadcast Television Advertising Company Limited (海南廣播電視廣告有限公司). AUFM is owned as to 50% by the Group and 50% by Poly Culture & Arts Co., Ltd. (保利文化藝術有限公司). Hainan Broadcast Television Station, Hainan Broadcast Television Advertising Company Limited and Poly Culture & Arts Co., Ltd. and their respective ultimate beneficial owners are independent of the directors, chief executive and substantial shareholders of the Company, its subsidiaries or any of their respective associates. Accordingly, Hainan TV is not a connected person of the Company for the purposes of the Listing Rules.

Under the Exclusive Advertising Agency Agreement, all the revenue derived from the sales and distribution of the advertising resources including commercial advertising air-time of the Travel Channel and available specific programme sponsorships shall belong to Qiansi, which in return will pay pre-agreed fixed fees to Hainan TV. The annual fixed consideration payable during each of the 6-year term of the Exclusive Advertising Agency Agreement ranges from RMB180 million (equivalent to approximately HK$173.2 million) to RMB207 million (equivalent to approximately HK$199.2 million). The consideration was agreed after arm's length negotiations between the parties to the Exclusive Advertising Agency Agreement. In agreeing with the consideration, the Group has taken into account a number of factors including, among other things, the market position and audience rating of the Travel Channel, the management and development strategy of Hainan TV and the Travel Channel and the television advertising market trend in the PRC. The Directors consider that the terms of the Exclusive Advertising Agency Agreement are fair and reasonable and in the interests of the Shareholders as a whole.

Undertaking by Hainan TV

Hainan TV has undertaken to Qiansi that it will maintain the stability of its key management and spend annual minimum amounts ranging from RMB120 million (equivalent to approximately HK$115.5 million) to RMB138 million (equivalent to approximately HK$132.8 million) from 2006 to 2011 for the productions and purchases of programs and the expansion of the Travel Channel's coverage in different areas in the PRC. The Company understands from Hainan TV that it intends to utilize the funds payable to it under the Exclusive Advertising Agency Agreement to finance the above proposed investments.

Information of Hainan TV and Travel Channel

Hainan TV is a jointly controlled entity of the Company. No investors in Hainan TV are connected persons of the Company for the purposes the Listing Rules. Hainan TV has obtained from the Travel Channel the sole rights to manage and run its programming and advertising of the Travel Channel for 30 years from August 2003. After Hainan TV has obtained the sole operation right, the Travel Channel was relaunched in July 2004. In January 2006, the Travel Channel underwent another major revamp with a view to further enhancing its attractiveness to the audience.

Information of Qiansi and reasons for the entering of the Exclusive Advertising Agency Agreement

The advertising market in the PRC grew from approximately RMB118 million (equivalent to approximately HK$113.6 million) in 1981 to approximately RMB90 billion (equivalent to approximately HK$86.6 billion) in 2002, representing a growth of over 760 times. It is projected that the market will further grow to about RMB289 billion (equivalent to approximately HK$278 billion) by 2010. According to the statistics issued by the State Administration of Radio, Film and Television of the PRC, the total television advertising income in the PRC increased to approximately RMB39.4 billion (equivalent to approximately HK$37.9 billion) in 2004 from approximately RMB32.6 billion (equivalent to approximately HK$31.4 billion) in 2003, representing an increase of approximately 21%. The Company considers that the advertising expenditure in the PRC as a percentage to the overall gross domestic products of the PRC is still relatively low as compared to other developed countries. The Olympic Games to be held in Beijing in 2008 will constitute a positive impact to the overall advertising industry, especially the television advertising expenditure in the PRC. The Travel Channel is a young and innovative channel offering a variety of television programs, including popular dramas, news, and other informational and documentary programs with themes of leisure and travel. The target group of audience of the Travel Channel is the relatively high income group in the PRC with ages ranging from 25 to 50 and is expected to have a higher spending power on leisure goods and services. With the target audience of the Travel Channel, it focuses to attract advertising clients with relatively high advertising spending each year, such as airlines, hotels, luxury cars and other branded products.

Qiansi is a wholly owned subsidiary of the Company. The Directors believe that the establishment of the strategic co-operation between Qiansi and Hainan TV by the entering into of the Exclusive Advertising Agency Agreement will further strengthen Qiansi's competitive position as a television commercial production company in the PRC as it has the niche ability to arrange advertising air-time for its clients at a young and growing television channel, the Travel Channel. This will in turn enhance the ability of Qiansi to capitalize on the growing television advertising market. It is the business plan of Qiansi to sell the advertising resources including the commercial advertising air-time of the Travel Channel and available specific programme sponsorships to its customers and help its customers produce the television commercials to be broadcast. We understand from the Company that Qiansi intends to use such operating cash inflow to finance the payment of the consideration under the Exclusive Advertising Agency Agreement.

Financial impacts of the Exclusive Advertising Agency Transaction

The annual fixed consideration payable during each of the 6-year term of the Exclusive Advertising Agency Agreement ranges from RMB180 million (equivalent to approximately HK$173.2 million) to RMB207 million (equivalent to approximately HK$199.2 million), which will be recognized as cost of sales by the Group during the relevant financial years of the Company.

The Group intends to sell the advertising resources including the commercial advertising air-time of the Travel Channel and available specific programme sponsorships to its customers and help its customers produce the television and such sales will be recognized by the Group as revenue in the relevant financial years of the Company.

The impacts of the Exclusive Advertising Agency Transaction on the assets and liabilities of the Group depend on the income which may be generated by the Group for the distribution of the advertising resources and the payment of the consideration ranging from RMB180 million to RMB207 million during each of the 6-year term under the Exclusive Advertising Agency Agreement.

Listing Rules requirements

The Stock Exchange has indicated that the Exclusive Advertising Agency Transaction is regarded as an operating lease under Rule 14.04(1)(d) of the Listing Rules and thus a transaction under Chapter 14 of the Listing Rules.

The Exclusive Advertising Agency Transaction constitutes a major transaction for the Company under Chapter 14 of the Listing Rules, which is subject to the reporting, announcement and shareholders' approval requirements of the Listing Rules. No Shareholders are required to abstain from voting in this regard. Pursuant to Rule 14.44 of the Listing Rules, in lieu of holding a general meeting, the Company has obtained written approval from Mr. Ko who owned approximately 5,187.3 million Shares as at the Latest Practicable Date, representing

approximately 43.1% of the issued Shares, from Kwan Wing Holdings Limited which owned approximately 360.4 million Shares as at the Latest Practicable Date, representing approximately 3.0% of the issued Shares as at the Latest Practicable Date, and from Techral Holdings Limited which owned approximately 640 million Shares, representing approximately 5.3% of the issued Shares to approve the Exclusive Advertising Agency Agreement. Mr. Ko has the 100% direct interest in Kwan Wing Holdings Limited and a 96% beneficial interest in Techral Holdings Limited. Mr. Ko and his associates hold an aggregate interest of 51.4% in the Company as at the Latest Practicable Date. No resolution will be proposed at the EGM for the purposes of approving the Exclusive Advertising Agency Transaction.

GENERAL

The Group is principally engaged in (i) media related business which includes the production of television dramas, investment in movie production, advertising agency and advertisement production; (ii) home audio which includes the trading of home audio and video equipment and components; (iii) telecommunications which includes the provision of computer telephony integration engineering and IP related services; and (iv) securities trading.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the appendices, which form part of this circular.

Yours faithfully,
For and on behalf of the Board
Universal Holdings limited
Dong Ping
Chairman

UNAUDITED FINANCIAL INFORMATION OF THE DVN PREFERENCE SHARES

The following unaudited financial information of the DVN Preference Shares has been prepared by the Company based on information shown in the underlying books and records of the Group for the three years ended 31 December 2003, 2004 and 2005.

	Year ended 31 December		
	2003	**2004**	**2005**
	HK$	*HK$*	*HK$*
Gains/(loss) recognised in the income statements in relation to the DVN Preference Shares:			
Preference dividend income	5,813,000	5,813,000	5,036,000
Gains arising from changes in the fair value of the DVN Preference Shares	—	—	2,439,000
Fair value loss on the dividends receivable in relation to the DVN Preference Shares	—	—	(176,000)
Provision for impairment loss on the DVN Preference Shares	(44,508,000)	—	—

Please refer to the accounting policies set out in Note 2 of "Notes to the Accounts" in the annual reports of the Company for the financial years 2003, 2004 and 2005.

In accordance with paragraph 14.68(2)(b)(i) of the Listing Rules, the Directors engaged PricewaterhouseCoopers, the auditors of the Company, to perform certain factual finding procedures on the compilation of the unaudited profit and loss statement of the DVN Preference Shares in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have agreed the unaudited financial information of the DVN Preference Shares to the underlying books and records of the Group and reported their factual findings to the Directors. Since the said agreed-upon procedures were agreed between the Directors and the auditors, they should not be used or relied upon by any other parties for any purposes. In the opinion of the Directors, such information has been properly compiled.

1. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE REMAINING GROUP

A. Unaudited pro forma financial information

The unaudited pro forma financial information of the Remaining Group comprises an unaudited pro forma consolidated net assets statement as at 31 December 2005 and an unaudited pro forma consolidated income statement for the year ended 31 December 2005 and the accompanying notes (collectively referred to as the "Pro Forma Financial Information").

For illustrative purposes only, the Pro Forma Financial Information prepared in accordance with paragraph 29 of Chapter 4 of the Listing Rules is set out below to illustrate the effect of the Possible Disposals on (i) the consolidated net assets of the Group as at 31 December 2005 as if the Possible Disposals had taken place on 31 December 2005; and (ii) the consolidated income statement of the Group for the year ended 31 December 2005 as if the Possible Disposals had taken place on 1 January 2005.

The Pro Forma Financial Information has been prepared based on the audited consolidated financial statements of the Group for the year ended 31 December 2005 after giving effect to the pro forma adjustments described in the accompanying notes.

The Pro Forma Financial Information has been prepared for illustrative purposes only and, because of its hypothetical nature, does not give a true picture of the actual financial position or results of operations of the Group that would have been attained had the Possible Disposals actually occurred on 31 December 2005 and 1 January 2005 respectively. In addition, the Pro Forma Financial Information does not purport to predict the Group's future financial position or results of operations.

(A) *Unaudited Pro Forma Consolidated Net Assets Statement of the Remaining Group*

	Unadjusted consolidated net assets statement of the Group as at 31 December 2005	Pro forma adjustments	Unaudited Pro forma consolidated net assets of the Remaining Group
	Note (i)	*Note (ii)*	
	HK$'000	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	622		622
Intangible assets	247,957		247,957
Interests in associated companies	19,663		19,663
Interests in a jointly controlled entity	56,130		56,130
Available for sale financial asset	360		360
Preference dividends receivable — non-current portion	14,896	(14,896)	—
Investment in preference shares	63,578	(63,578)	—
	403,206		324,732
CURRENT ASSETS			
Inventories	10		10
Trade receivables	1,177		1,177
Due from a jointly controlled entity	67,691		67,691
Preference dividends receivable — current portion	7,680	(7,680)	—
Financial asset at fair value through profit or loss	12,000		12,000
Prepayments, deposits and other receivables	25,706		25,706
Cash and cash equivalents	15,548	65,642	81,190
	129,812		187,774

	Unadjusted consolidated net assets statement of the Group as at 31 December 2005	Pro forma adjustments	Unaudited Pro forma consolidated net assets of the Remaining Group
	Note (i)	*Note (ii)*	
	HK$'000	*HK$'000*	*HK$'000*
CURRENT LIABILITIES			
Trade payables	34		34
Current income tax liabilities	1,968		1,968
Other payables and accrued liabilities	12,340		12,340
Loans	14,758		14,758
	29,100		29,100
NET CURRENT ASSETS	100,712		158,674
TOTAL ASSETS LESS CURRENT LIABILITIES	503,918		483,406
NON-CURRENT LIABILITIES			
Convertible note	77,070		77,070
NET ASSETS	426,848		406,336

(B) *Unaudited Pro Forma Consolidated Income Statement of the Remaining Group*

	Unadjusted consolidated income statement of the Group for the year ended 31 December 2005	Pro forma adjustments	Unaudited pro forma consolidated income statement of the Remaining Group
	Note (iii)	*Note (iv)*	
	HK$'000	*HK$'000*	*HK$'000*
Turnover	33,691		33,691
Cost of sales	(29,531)		(29,531)
Gross profit	4,160		4,160
Other revenues	10,531	(5,036)	5,495
Marketing, selling and distribution costs	(1,570)		(1,570)
Administration expenses	(23,963)		(23,963)
Net gain on dilution of interests in an associated company	10,637		10,637
Loss on disposal of investment in the DVN Preference Shares	—	(9,551)	(9,551)
Net other operating income	3,905	(2,263)	1,642
	3,700		(13,150)
Finance costs	(3,634)		(3,634)
Share of loss of a jointly controlled entity	(13,700)		(13,700)
Share of losses of associated companies	(8,223)		(8,223)
Loss before taxation	(21,857)		(38,707)
Taxation	(330)		(330)
Loss for the year and attributable to equity holders of the Company	(22,187)		(39,037)

Notes to the Pro Forma Financial Information:

(i) The unadjusted consolidated net assets statement of the Group as at 31 December 2005 is extracted from the audited consolidated balance sheet of the Group as at 31 December 2005.

(ii) The adjustments represent the disposal of the DVN Preference Shares and the related dividends receivable in cash. The DVN Preference Shares were assumed to be sold at a total consideration of HK$43,066,000 (which was formulated based on HK$1.53 per DVN Ordinary Share, being the closing price of the DVN Ordinary Shares on 30 December 2005, the last trading day in 2005, and approximately 28.1 million DVN Ordinary Shares, representing the maximum number of DVN Ordinary Shares which the DVN Preference Shares can be exchanged into at the conversion price of HK$4.13 at 31 December 2005). The preference share dividends receivable was assumed to be sold at a book value of HK$22,576,000 as at 31 December 2005.

(iii) The unadjusted consolidated income statement of the Group for the year ended 31 December 2005 is extracted from the audited consolidated income statement of the Group for the year ended 31 December 2005.

(iv) The adjustments represent:

(a) the loss on disposal of the DVN Preference Shares which were assumed to be sold at HK$38,838,068 (which was formulated based on HK$1.47 per DVN Ordinary Share, being the closing price of the DVN Ordinary Shares on 3 January 2005, the first trading day in 2005, and approximately 26.4 million DVN Ordinary Shares, representing the maximum number of DVN Ordinary Shares which the DVN Preference Shares can be exchanged into at the conversion price of HK$4.4 as at 1 January 2005). The related dividends receivable were assumed to be sold at book value of HK$21,797,000 as at 1 January 2005; and

(b) the reversal of the preference dividend income, gain on valuation of DVN Preference Shares and fair value loss on the dividends receivable for 2005 in relation to the DVN Preference Shares.

(v) No adjustment has been made to reflect any trading result or other transaction of the Group entered into subsequent to 31 December 2005.

(vi) Since the actual amounts of consideration for the Possible Disposals may be substantially different from the amounts used in the preparation of the Pro Forma Financial Information, the actual gain/loss and cash received from the Possible Disposals may be different from those amounts shown in the Pro Forma Financial Information.

Set out below is the letter from the auditors of the Company, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, on the unaudited pro forma financial information of the Remaining Group.



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

The Directors
Universal Holdings Limited

23 June 2006

Dear Sirs,

We report on the unaudited pro forma financial information of Universal Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 14 to 18 under the heading of "Unaudited Pro Forma Financial Information of the Remaining Group" (the "Unaudited Pro Forma Financial Information") in Appendix II of the Company's circular dated 23 June 2006, in connection with the possible disposal of all DVN preference shares held by the Company (the "Circular"). The Unaudited Pro Forma Financial Information has been prepared by the Directors of the Company, for illustrative purposes only, to provide information about how the proposed disposal might have affected the relevant financial information of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 14 to 18 of the Circular.

Respective Responsibilities of Directors of the Company and Auditors

It is the responsibility solely of the Directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted consolidated net assets statement of the Group as at 31 December 2005 and unadjusted consolidated income statement of the Group for the year ended 31 December 2005 with the audited consolidated financial statements of the Company for the year ended 31 December 2005, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the Directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

— the financial position of the Group as at 31 December 2005 or any future date, or

— the results of the Group for the year ended 31 December 2005 or any future periods.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The information in this appendix in respect of the additional information on the Remaining Group based on the financial statements set out in the annual report of the Company for the year ended 31 December 2005 and the unaudited pro forma financial information contained in Appendix II.

SEGMENT INFORMATION

Below is a review of operations for each division of the Group:

Media-related Business

In May 2005, the Group acquired 100% equity interests in Anglo Alliance. Anglo Alliance indirectly holds approximately 50% of the registered capital in AUFM. AUFM is engaged in various media related businesses, including production of television drama, investment in movie production, advertising agency as well as advertising and content production for the Travel Channel. The maximum consideration for this acquisition is HK$550 million, subject to adjustments. Details of this acquisition are disclosed in the Company's circular dated 13 May 2005.

The Travel Channel is one of 31 provincial satellite TV channels with nationwide access, specialising in travel, lifestyle and entertainment. To better satisfy viewers' diverse needs, the Travel Channel has undergone a major revamp in January 2006 with a view to further enhancing its attractiveness to the audience.

As stated in the section headed "Letter from the Board" under the paragraphs headed "The Exclusive Advertising Agency Agreement" in this circular, on 12 May 2006, Qiansi entered into the Exclusive Advertising Agency Agreement with Hainan TV pursuant to which Qiansi will act as the exclusive advertising agent of Hainan TV up to 31 December 2011 and the advertising resources including all the commercial advertising air-time of the Travel Channel and available specific programme sponsorships will be distributed by Qiansi. It is the business plan of Qiansi to sell the advertising resources including the commercial advertising air-time of the Travel Channel and available specific programme sponsorships to its customers and help its customers produce the television commercials to be broadcast. Qiansi intends to use such operating cash inflow to finance the payment of the consideration under the Exclusive Advertising Agency Agreement. For details of the Exclusive Advertising Agency Agreement, please refer to the paragraphs headed "The Exclusive Advertising Agency Agreement" in the "Letter from the Board" section in this circular.

The Group is also seeking opportunities arising from the production and distribution of television drama series and films in the PRC. In 2005, the Group has distributed a number of films such as "Peacock" and "A letter from an unknown woman" and certain television programs in the PRC and overseas, contributing to a turnover of approximately HK$10 million to the Group. Leveraging upon the reputation and market position of AUFM, the Group will continue to explore opportunities to invest in blockbuster movies and popular television programs.

Digital Broadcasting Investment

This business segment is carried out through the Group's investment in DVN. With the Chinese government promoting and mandating digitalisation in the country, DVN's sales performance improved significantly with increasing set-top boxes sales. Share of losses of DVN decreased from approximately HK$14,869,000 for the year ended 31 December 2004 to approximately HK$8,223,000 for the year ended 31 December 2005.

The Group's proposal to distribute all the DVN Ordinary Shares held by it to its Shareholders was approved by the Shareholders on 6 June 2006. After the Distribution became effective on 8 June 2006, the Group ceased to hold any DVN Ordinary Shares. The results of DVN are no longer being reflected in the consolidated financial statements of the Group. Please refer to the circular of the Company dated 22 May 2006 for more information on the Distribution.

The Company will seek approval from the Shareholders at the EGM for granting of Mandate to dispose of the DVN Preference Shares (or the DVN Ordinary Shares which may be exchanged into) held by it. For more details in this regard, please refer to the section headed "Letter from the Board" under the paragraphs headed "Possible Disposals" in this circular.

Communication Division

With the aim to align the various operations of the Group and direct the Group's strategic focus on the development of the media related business, the management of the Company has commenced reviewing the communication side of the Group's operations. The long-term strategy for this area is currently being mapped out. Turnover for the communication division declined from HK$3,889,000 in 2004 to HK$2,561,000 in 2005 and has contributed a gain of HK$60,000 (2004: a loss of HK$354,000) to the Group.

Securities Trading

In 2005, the Group traded securities in the capital market and recorded a turnover of HK$1,387,000 (2004: HK$16,561,000) and a loss of approximately HK$48,000 (2004: a profit HK$ of 1,249,000) for this segment.

Home Audio Division

Facing intense price competition in the market, the Group will continue to seek ways to expand its product line into the higher value product segment with a view to raising profit margins as well as improving overall performance of this business. At the same time, the Group will review the operations and implement a long-term strategy that aligns the business in sync with its media related businesses. In 2005, the home audio recorded a turnover of HK$19,384,000 (2004: HK$18,180,000) and a loss of approximately HK$3,700,000 (2004: HK$3,092,000).

PROSPECTS

The Remaining Group will continue to focus on the development in the PRC media sector. By taking advantage of the growing advertising market in the PRC and the coming Olympics in Beijing, the Groups remains optimistic about the future well-being of the Remaining Group.

LIQUIDITY AND FINANCIAL RESOURCES AND POLICY

For illustrative purpose only, based on the Pro Forma Financial Information set out in Appendix II to this circular, as at 31 December 2005, the pro forma cash balance of the Remaining Group was about HK$81,190,000. The pro forma current ratio of the Remaining Group was 6.45 as at 31 December 2005 and the pro forma gearing ratio of the Remaining Group representing long term liabilities to net worth was 18.97% as at 31 December 2005.

The Group issued the Convertible Note of approximately HK$104 million to Mr. Ko on 31 May 2005. On 18 May 2006, the Convertible Note was converted into approximately 2,122.1 million Shares at a conversion price of HK$0.049 per Share. As at 31 December 2005, the Group had a bank loan bearing an interest of 4.698% per annum amounting to approximately HK$8,621,000, which has been repaid before 30 April 2006, and had an other loan of approximately HK$6,137,000 repayable on demand and bearing an interest of 6% per annum. The Group had no long term bank loan and no bank overdrafts outstanding as at year end of 2005. The Group did not have any assets pledged or charged as at 31 December 2005.

The Group manages its liquidity position by maintaining sufficient cash for its operation and draws on bank loans as necessary.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2005, the Remaining Group employed a total of 10 full-time employees in Hong Kong and a work force of about 33 in the PRC. The staff costs (excluding Directors' remuneration) of the Group for the financial year ended 31 December 2005 amounted to approximately HK$3,739,000. The Remaining Group operates different remuneration schemes

for sales and non-sales employees. Sales personnel are remunerated on the basis of on-target-earning packages comprising salary and sales commission. Non-sales personnel including engineering and product development staff are remunerated by monthly salary which are reviewed by the Remaining Group from time to time and adjusted based on performance. In addition to salaries, the Remaining Group provides staff benefits including medical insurance, contribution to staff provident fund and discretionary training subsidies. Share options and bonuses are also available at the discretion of the Remaining Group and depending on the performance of the Remaining Group.

CONTINGENT LIABILITIES

The Remaining Group had no material contingent liability as at 31 December 2005.

FOREIGN EXCHANGE RISK

The Remaining Group mainly operates in the PRC and is exposed to foreign exchange risk arising from Renminbi currency exposures, primarily with respect to HK dollar.

The Remaining Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency exposure. The currencies used by the Remaining Group are mainly Renminbi and Hong Kong dollars which both had relatively stable exchange rates during the year.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. STATEMENT OF INDEBTEDNESS

None of the assets of the Group were pledged as at 30 April 2006.

The Group issued the Convertible Note of approximately HK$104 million to Mr. Ko on 31 May 2005. On 18 May 2006, the Convertible Note was converted into approximately 2,122.1 million Shares at a conversion price of HK$0.049 per Share. As at 30 April 2006, the Group had an other loan of approximately HK$6,137,000 repayable on demand and bearing an interest of 6% per annum.

Save as disclosed, as at 30 April 2006, being the latest practicable date for the purpose of this indebtedness statement and apart from intra-group liabilities, the Group did not have any debt securities issued and outstanding, or authorized/otherwise created but un-issued, any term loans (secured, unsecured, guaranteed or not), any borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured/unsecured, guaranteed or not), any mortgages and charges or any contingent liabilities.

3. WORKING CAPITAL

The Directors are of the opinion that taking into account the Group's internal resources and the estimated net proceeds from the Possible Disposals, the Group has sufficient working capital, without relying on any external facilities, for its present requirements for at least the next twelve months from the date of this circular.

4. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporation(s) (within the meaning of Part XV of the SFO) which were required, (i) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) pursuant to Section 352 of the SFO, to be entered in

the register referred to therein, or (iii), pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") of the Listing Rules, to be notified to the Company and the Stock Exchange as follows:

(a) Long position in shares in the Company

		Number of shares held			% of the Issued Share Capital of the Company
Name of Director	*Note*	**Personal interests**	**Corporate interests**	**Total**	
Mr. Ko	*(i)*	5,187,347,483	1,000,437,150	6,187,784,633	51.40
Mr. Dong Ping		2,700,000,000	—	2,700,000,000	22.43

Notes:

(i) Kwan Wing Holdings Limited ("Kwan Wing") and Techral Holdings Limited ("Techral"), a subsidiary of Kwan Wing, beneficially owned 360,399,000 and 640,038,150 ordinary shares in the Company, respectively. Mr. Ko has the 100% direct interest in Kwan Wing and an approximately 96% beneficial interest in Techral.

(ii) Depending on the audited consolidated profits of Anglo Alliance Co., Ltd. and its subsidiaries for the 12 months after completion of a deed dated 2 February 2005 entered into by Mr. Ko, Mr. Dong Ping, Orient Ventures Limited and the Company (as supplemented by a supplemental deed entered into on 11 May 2005 by the same parties), the Company may issue another convertible note to Mr. Ko with an principal amount of up to approximately HK$183.3 million which upon the exercise of the conversion rights attached to the convertible note may be converted into approximately 3,741,496,591 Shares based on the conversion price of HK$0.049. For more details in this regard, please refer to the paragraphs headed "Directors' interests in assets/contracts and other interests" below.

Save as disclosed above and other than certain nominee shares in subsidiaries held by Mr. Ko in trust for the Company as at the Latest Practicable Date, none of the directors, the chief executive or their associates had any other beneficial interests in the shares of the Company or any of its associated corporations (within the meaning of the SFO).

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation(s) (within the meaning of Part XV of the SFO) which were required, (i) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or (iii) pursuant to the Model Code of the Listing Rules to be notified to the Company and the Stock Exchange.

(b) Competing interests

None of the Directors or any of their respective associates have any interests in any business which may compete with the business of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them was a controlling shareholder of the Company).

5. SUBSTANTIAL SHAREHOLDERS

Save as disclosed under the section "Disclosure of Directors' Interests", as at the Latest Practicable Date, so far as known to the Directors or chief executive of the Company, no other person (not being a Director or chief executive of the Company) had any interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange, under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

6. DIRECTORS' INTERESTS IN ASSETS/CONTRACTS AND OTHER INTERESTS

Mr. Ko, Mr. Dong Ping, Orient Ventures Limited ("Orient Ventures") and the Company entered into a deed (the "Deed") dated 2 February 2005 (as supplemented by a supplemental deed entered into on 11 May 2005 by the same parties (the "Supplemental Deed")) in respect of the sale and purchase of the entire issued share capital of Anglo Alliance Co., Ltd and the assignment of shareholder's loan of Anglo Alliance Co., Ltd to Orient Ventures. Mr. Ko and the Company entered into a sale and purchase agreement (the "UHL SP Agreement") on 2 February 2005 (as supplemented by supplemental agreement entered into on 11 May 2005 by the same parties (the "Supplemental Agreement")) in relation to the acquisition of the entire issued share capital of Orient Ventures and the assignment of shareholder's loan of Orient Ventures to Mr. Ko. Under the Deed (as supplemented by the Supplemental Deed) and the UHL SP Agreement (as supplemented by the Supplemental Agreement), the Company effectively acquired the entire issued capital of Anglo Alliance Co., Ltd, which in turn effectively owns a 50% interest in AUFM and the Company has issued 2,700,000,000 Shares to Mr. Dong Ping, and 3,046,570,871 Shares and the Convertible Note to Mr. Ko. Depending on the audited consolidated profits of Anglo Alliance Co., Ltd. and its subsidiaries for the 12 months after completion of the Deed, the Company may issue another convertible note to Mr. Ko with an principal amount of up to approximately HK$183.3 million which upon the exercise of the conversion rights attached to the convertible note may be converted into approximately 3,741,496,591 Shares based on the conversion price of HK$0.049. Details of the Deed, the Supplemental Deed, the UHL SP Agreement and the Supplemental Agreement were set out in the circular of the Company dated 13 May 2005.

Save for the above, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date which was significant in relation to the business of the Group.

The Distribution was approved by its Shareholders on 6 June 2006. Please refer to the circular of the Company dated 22 May 2006 for more information about the Distribution.

Save the transaction contemplated under the Distribution, none of the Directors has any direct or indirect interests in any assets which have been acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2005, being the date to which the latest published audited consolidated accounts of the Group were made up.

7. MATERIAL CONTRACTS

The following contracts, not being contracts in the ordinary course of business, were entered into by the Company or its subsidiaries within two years preceding the date of this circular and are or may be material:

a. the Deed;

b. the Supplemental Deed;

c. the UHL SP Agreement;

d. the Supplemental Agreement;

e. the placing and subscription agreement dated 22 February 2005 entered into between the Company, Kwan Wing Holdings Limited, Techral Holdings Limited and the placing agent in relation to the placing of 654,850,000 existing Shares by Kwan Wing Holdings Limited, Techral Holdings Limited, companies controlled by Mr. Ko, at a price of HK$0.12 per Share and the subscription for 654,850,000 new Shares by Kwan Wing Holdings Limited and Techral Holdings Limited at an issue price of HK$0.12 per Share with the gross proceeds of approximately HK$78.6 million; and

f. the Exclusive Advertising Agency Agreement.

8. LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against the Company or any member of the Group.

9. EXPERT AND CONSENT

The following is the qualification of the expert who has been named in this circular and has given opinion or advice which are contained in this circular:

Name	Qualification
PricewaterhouseCoopers	Certified Public Accountants

PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its report and references to its name in the form and context in which they are included.

As at the Latest Practicable Date, PricewaterhouseCoopers had no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, PricewaterhouseCoopers had no direct or indirect interests in any assets which have been, since 31 December 2005 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group.

10. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Company or any member of the Group (other than those to expire or which may be terminated by the relevant member of the Group within 12 months without payment of any compensation (other than statutory compensation)).

11. RIGHT TO DEMAND POLL

Subject to any special rights or restrictions as to voting for the time being attached to any Shares by or in accordance with the Articles, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is present by a representative duly authorised), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorised representative, shall have one vote for every fully paid Share of which he is the holder but that no amount paid up or credited as paid up on a Share in advance of calls or instalments is treated for the foregoing purposes as paid up on the Share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by a Shareholder which is a clearing house (or its

nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Shareholder.

12. MISCELLANEOUS

(a) The registered office of the Company is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies, Cayman Islands and the principal place of business of the Company is Unit 4306-7, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong.

(b) The branch share registrar and transfer office of the Company in Hong Kong is Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(c) The qualified accountant of the Company is Mr. Ho Te Hwai, Cecil, who is a member of the Canadian Institute of Chartered Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

(d) The company secretary of the Company is Mr. Chan Kam Kwan, Jason, who is a member of the American Institute of Certified Public Accountants.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

13. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the head office and the principal place of business of the Company in Hong Kong at Unit 4306-7, Far East Finance Centre, 16 Harcourt Road, Admiralty, Hong Kong during normal business hours on any business day from the date of this circular up to and including the date of the EGM:

— the Company's memorandum and articles of association;

— the material contracts referred to in the section headed "Material Contracts" in this Appendix;

— the letter from PricewaterhouseCoopers reporting on the unaudited pro forma financial information of the Remaining Group as set out in Appendix II to this circular;

— the written consent referred to under the section headed "Expert and Consent" in this Appendix; and

— the annual reports of the Company for each of the two years ended 31 December 2005.

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 419)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Universal Holdings Limited ("**Company**") will be held at 10:00 a.m. on 11 July 2006 at Room 3203, 32nd Floor, Admiralty Centre I, 18 Harcourt Road, Hong Kong for the purposes of considering and, if thought fit, passing, with or without modification, the following ordinary resolution:

ORDINARY RESOLUTION

"**THAT** the exercise by the board of directors of all the powers of the Company to dispose of in one or more transactions of up to 15,000,000 exchangeable preference shares (including the rights to receive dividends attached to them) issued by DVN (Group) Limited (or the ordinary shares of HK$0.1 each in the ordinary share capital of DVN (Holdings) Limited ("DVN Ordinary Shares") which may be exchanged into upon exercise of the exchangeable rights attached to the exchangeable preference shares) during the period from 12 July 2006 to 11 July 2007 (both dates inclusive) to independent third parties (who and (where applicable) their ultimate beneficial owners are not connected with the Company or the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or to any of their respective associates) at prices equivalent to no less than 80% of the average closing price of the DVN Ordinary Shares for the 5 trading days immediately preceding the date on which an agreement of the relevant disposal is reached, and the expected present value of the relevant dividends receivable (as the case may be), be and is hereby approved and that the directors of the Company be and are hereby authorised to carry out and effect such disposal(s) in such manner as they may in their absolute discretion determine and to do all acts and things which in their opinion are necessary or desirable to effect such disposal(s)."

By Order of the Board
UNIVERSAL HOLDINGS LIMITED
Chan Kam Kwan, Jason
Company Secretary

Hong Kong, 23 June 2006

Principal place of business in Hong Kong:
Unit 4306-7, Far East Finance Centre
16 Harcourt Road
Admiralty
Hong Kong

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed must be deposited at the share registrar of the Company, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the meeting or any adjournment thereof.

3. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she/it was solely entitled thereto, but if more than one of such joint holders be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of member of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the meeting convened by the above notice is enclosed herewith.

5. As at the date hereof, the board of directors of the Company comprises Mr. Dong Ping as Chairman, Mr. Ko Chun Shun, Johnson and Mr. Shen Ka Yip, Timothy as executive directors, Mr. Tsoi Tong Hoo, Tony and Mr. Cheong Chow Yin as non-executive directors, Mr. Yuen Kin, Mr. Wilton Timothy Carr Ingram and Dr. Wong Yau Kar, David as independent non-executive directors.

附註：

1. 凡有權出席大會及於會上投票之股東，均有權委任一名或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 符合既定形式之代表委任表格連同經簽署之授權書或其他授權文件(如有)，最遲須於大會或其任何續會指定舉行時間48小時前送抵本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

3. 倘為任何股份之聯名登記持有人，則任何一名該等人士均有權親身或委派代表於會上就該等股份投票，猶如彼為唯一有權投票者；惟倘多於一名有關聯名持有人親身或委派代表出席大會，則僅在本公司股東名冊內就該等股份名列首位而如此出席之持有人方獨有權就有關股份投票。

4. 隨附上述通告召開之大會適用之代表委任表格。

5. 於本通告日期，本公司董事會包括主席董平先生，執行董事高振順先生及沈嘉奕先生，非執行董事蔡東豪先生及張釗榮先生，以及獨立非執行董事袁健先生、Wilton Timothy Carr Ingram先生及黃友嘉博士。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

茲通告友利控股有限公司(「**本公司**」)謹訂於二零零六年七月十一日上午十時正假座香港金鐘夏慤道18號海富中心第一期32樓3203室舉行股東特別大會，藉以考慮並酌情通過下列普通決議案(不論有否修訂)：

普通決議案

「**動議**批准董事會行使本公司一切權力，於二零零六年七月十二日至二零零七年七月十一日(包括首尾兩日)期間之一項或多項交易中，按相等於不低於天地數碼普通股於緊接達成有關出售協議日期前5個交易日之平均收市價80%之價格及預期相關應收股息之現值(視情況而定)，向獨立第三方(其及(如適用)其最終實益擁有人與本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等各自之聯繫人士概無關連)出售由天地數碼(控股)有限公司所發行之可交換優先股最多15,000,000股(包括其所附收取股息之權利)(或於可交換優先股所附交換權獲行使時交換之天地數碼(控股)有限公司普通股本中每股面值0.1港元之普通股(「天地數碼普通股」))，並授權本公司董事以彼等全權酌情釐定之方式作出及實行有關出售，並作出彼等認為就實行有關出售而言屬必需或適當之所有行動及事宜。」

承董事會命
友利控股有限公司
公司秘書
陳錦坤

香港，二零零六年六月二十三日

香港主要營業地點：
香港
金鐘
夏慤道16號
遠東金融中心4306-7室

(e)　本通函之中英文本如有歧義，概以英文本為準。

13. 備查文件

以下文件之副本由本通函日期起至股東特別大會日期(包括該日)止任何營業日之一般辦公時間內於本公司之香港主要辦事處及主要營業地點香港金鐘夏愨道16號遠東金融中心4306-7室可供查閱：

— 本公司之組織章程大綱及細則；

— 本附錄「重大合約」一節所述之重大合約；

— 本通函附錄二所載羅兵咸永道會計師事務所就餘下集團未經審核備考財務資料作出報告之函件；

— 本附錄「專家及同意書」一節所述之同意書；及

— 本公司截至二零零五年十二月三十一日止兩個年度各年之年報。

該等代表於以舉手表決時均可投一票。於大會上提呈表決之決議案須以舉手投票表決，惟以下人士可能(於宣佈舉手投票之結果之前或當時或於撤回任何其他以股數表決之要求當時)要求以股數表決：

(a) 該大會主席；或

(b) 至少三名親身出席(或倘股東為法團，則由其正式授權代表出席)或委派代表出席而於當時有權於大會上投票之股東；或

(c) 任何親身出席(或倘股東為法團，則由其正式授權代表出席)或委派代表出席而有權於大會上投票，而其投票權佔不少於全體股東總投票權十分之一之一名或多名股東；或

(d) 任何親身出席(或倘股東為法團，則由其正式授權代表出席)或委派代表出席，並持有賦予持有人在大會上之投票權之本公司股份之一名或多名股東，而該等股份之已繳股本數額佔不少於全部具備此權利股份之已繳總額之十分之一。

由股東之受委代表(或倘股東為法團，則其正式授權代表)提出之要求被視為由股東提出。

12. 其他事項

(a) 本公司之註冊辦事處位於Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies, Cayman Islands，而本公司之主要營業地點為香港金鐘夏愨道16號遠東金融中心4306-7室。

(b) 本公司之香港股份過戶登記分處及過戶辦事處為登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(c) 本公司之合資格會計師為賀德懷先生，彼為加拿大特許會計師公會會員及香港會計師公會會員。

(d) 本公司之公司秘書為陳錦坤先生，彼為美國會計師公會會員。

9. 專家及同意書

名列於本通函及本通函載有其意見或建議之專家資格如下：

名稱	資格
羅兵咸永道會計師事務所	執業會計師

羅兵咸永道會計師事務所已就刊發本通函發出同意書，同意以本通函所載之形式及涵義轉載其報告或引述其名稱，且迄今並無撤回同意書。

於最後可行日期，羅兵咸永道會計師事務所概無於本集團任何成員公司擁有任何股權或任何可認購或提名他人認講本集團任何成員公司之證券之權利(不論是否可合法強制執行)。

於最後可行日期，羅兵咸永道會計師事務所於本集團任何成員公司自二零零五年十二月三十一日(即本公司編制最近期刊發經審核賬目之日期)起購入、出售或租賃或本集團任何成員公司擬購入、出售或租賃之資產中概無擁有任何直接或間接權益。

10. 服務合約

於最後可行日期，除於12個月內屆滿或可由本集團有關成員公司不作任何賠償(法定賠償除外)可予終止之服務合約外，概無董事與本公司或本集團任何成員公司訂有或擬訂立任何服務合約。

11. 要求以股數表決之權利

在任何股份當時就投票所附帶之任何特別權利或限制所規限下或根據細則，於任何股東大會上以舉手投票時，每名親身出席(或倘為法團，則由其正式授權代表出席)或委派代表出席之股東將可投一票，而於以股數表決時，每名親身出席(或倘股東為法團，則由其正式授權代表出席)或委派代表出席之股東將就其作為持有人之每股繳足股份可投一票，惟就此而言，於未催繳或分期到期前事先繳足或入賬列為繳足之股份將不會被視為繳足股份。即使細則另有任何規定，倘身為結算所之股東(或其代名人)委派一名以上代表，則每名

除上述者外，概無董事於由本集團任何成員公司訂立且於最後可行日期仍然生效之任何合約或安排中擁有重大權益，而該等合約或安排對本集團業務而言屬重大。

分派已於二零零六月六日獲其股東批准。有關分派之詳情，請參閱本公司於二零零六年五月二十二日刊發之通函。

除於分派項下擬進行之交易外，自二零零五年十二月三十一日(即本集團編制最近期刊發經審核綜合賬目之日期)起，概無董事於本集團任何成員公司購入、出售或租賃或本集團任何成員公司擬購入、出售或租賃之任何資產中擁有任何直接或間接權益。

7. 重大合約

由本公司或其附屬公司於本通函日期前兩年內訂立屬重大或可能屬重大之合約(非於日常業務過程中訂立之合約)如下：

a. 契據；

b. 補充契據；

c. 友利買賣協議；

d. 補充協議；

e. 本公司、Kwan Wing Holdings Limited、Techral Holdings Limited與配售代理就由高先生控制之公司Kwan Wing Holdings Limited及Techral Holdings Limited按每股股份0.12港元之價格配售654,850,000股現有股份及由Kwan Wing Holdings Limited及Techral Holdings Limited按每股股份0.12港元之發行價認購654,850,000股新股份(所得款項總額約為78,600,000港元)而於二零零五年二月二十二日訂立之配售及認購協議；及

f. 獨家廣告代理協議。

8. 訴訟

於最後可行日期，本公司及本集團任何成員公司概無涉及任何重大訴訟或仲裁，且就董事所知，本公司及本集團任何成員公司並無尚未了結或面臨之重大訴訟或申索。

(b) 競爭權益

概無董事或任何彼等各自之聯繫人士在與本集團業務可能構成競爭之業務中擁有任何權益(猶如其每人均為本公司之控權股東而須根據上市規則第8.10條須作披露者)。

5. 主要股東

誠如「董事之權益披露」一節所披露，於最後可行日期，就董事或本公司主要行政人員所知，並無其他人士(董事或本公司主要行政人員除外)於本公司股份或相關股份中擁有任何權益或淡倉，而須根據證券及期貨條例第XV部第2及3分部之條文向本公司及聯交所作出披露，或直接或間接於附有權利可在任何情況下於本集團任何其他成員公司之股東大會上投票之任何類別股本面值中擁有10%或以上之權益或就該等股本持有任何購股權。

6. 董事於資產／合約之權益及其他權益

高先生、董平先生、Orient Ventures Limited(「Orient Ventures」)與本公司就買賣Anglo Alliance Co., Ltd全部已發行股本及向Orient Ventures轉讓Anglo Alliance Co., Ltd之股東貸款而訂立日期為二零零五年二月二日之契據(「契據」)(經相同訂約方於二零零五年五月十一日訂立之補充契據(「補充契據」)所補充)。高先生與本公司於二零零五年二月二日就收購Orient Ventures全部已發行股本及向高先生轉讓Orient Ventures之股東貸款而訂立買賣協議(「友利買賣協議」)(經相同訂約方於二零零五年五月十一日訂立之補充協議(「補充協議」)所補充)。根據契據(經補充契據所補充)及友利買賣協議(經補充協議所補充)，本公司實際收購Anglo Alliance Co., Ltd全部已發行股本，因而實際擁有保利華億之50%權益，而本公司向董平先生發行2,700,000,000股股份，並向高先生發行3,046,570,871股股份及可換股票據。視乎Anglo Alliance Co., Ltd.及其附屬公司於契據完成後12個月之經審核綜合溢利而定，本公司可能會向高先生另行發行本金額最高約達183,300,000港元之可換股票據，可於行使附於該等可換股票據之兑換權時按兑換價0.049港元兑換為約3,741,496,591股股份。契據、補充契據、友利買賣協議及補充協議之詳情載於本公司於二零零五年五月十三日刊發之通函內。

所述之登記冊、或(iii)根據上市規則所載上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及淡倉如下：

(a)　本公司之股份之好倉

董事姓名	附註	所持股份數目 個人權益	公司權益	總計	佔本公司已發行股本之百分比
高先生	*(i)*	5,187,347,483	1,000,437,150	6,187,784,633	51.40
董平先生		2,700,000,000	—	2,700,000,000	22.43

附註：

(i)　Kwan Wing Holdings Limited(「Kwan Wing」)及其附屬公司Techral Holdings Limited(「Techral」)分別實益擁有本公司普通股360,399,000股及640,038,150股。高先生擁有Kwan Wing全部直接權益及Techral約96%實益權益。

(ii)　視乎Anglo Alliance Co., Ltd及其附屬公司於高先生、董平先生、Orient Ventures Limited與本公司於二零零五年二月二日訂立之契據(經相同訂約方於二零零五年五月十一日訂立之補充契據所補充)完成後12個月之經審核綜合溢利而定，本公司可能會向高先生另行發行本金額最高約達183,300,000港元之可換股票據，可於行使附於該等可換股票據之兑換權時按兑換價0.049港元兑換為約3,741,496,591股股份。其他有關詳情，請參閱下文「董事於資產／合約之權益及其他權益」一段。

除上文所披露者及除高先生作為本公司之信託持有附屬公司之若干名義股份外，董事、主要行政人員或彼等之聯繫人士於最後可行日期概無於本公司或其任何相關法團(定義見證券及期貨條例)之股份擁有任何其他實益權益。

除上文所披露者外，於最後可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中， 概無擁有任何(i)根據證券及期貨條例第XV部中第7及8分部(包括在證券及期貨條例之有關規定下被視為或當作擁有權益及淡倉)、或(ii)根據證券及期貨條例第352條記入該條所述之登記冊、或(iii)根據上市規則之標準守則須知會本公司及聯交所之權益或淡倉。

1. 責任聲明

本通函根據香港聯合交易所有限公司證券上市規則之規定提供有關發行人之資料。董事共同及各自對本文件所載資料之準確性承擔全部責任，並經一切合理查詢後確認，本通函並無遺漏其他事實，致使本通函所載之任何聲明有所誤導。

2. 債務聲明

於二零零六年四月三十日，本集團並無已抵押之資產。

本集團於二零零五年五月三十一日向高先生發行約104,000,000港元之可換股票據。該可換股票據已於二零零六年五月十八日按每股股份0.049港元之兑換價兑換為約2,122,100,000股股份。於二零零六年四月三十日，本集團之其他貸款約6,137,000港元須於要求時償還，並按年利率6厘計息。

除所披露者外，於二零零六年四月三十日（即就本債務聲明而言之最後可行日期）及除集團間負債外，本集團並無任何已發行及未發行，或法定／以其他方式設立但未發行之債務證券、任何定期貸款（已抵押、無抵押、已擔保或無擔保）、任何借貸或屬借貸性質之債務，包括銀行透支及承兑債務（日常貿易票據除外）或承兑信貸或租購承擔（不論是已抵押／無抵押，已擔保或無擔保）、任何按揭及抵押或任何或然負債。

3. 營運資金

經考慮本集團之內部資源及可能出售之估計所得款項淨額，董事認為本集團於本通函日期起最少未來十二月個月具備足夠營運資金應付其目前所需，而毋須倚賴任何外來融資。

4. 董事之權益披露

於最後可行日期，董事及本公司主要行政人員於本公司及其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債權證中，擁有根據(i)證券及期貨條例第XV部中第7及8分部（包括在證券及期貨條例之有關規定下被視為或當作擁有權益及淡倉）、或(ii)根據證券及期貨條例第352條例記入該條

計劃。銷售人員之薪酬會根據目標盈利之方式計算，包括薪金及銷售佣金。工程及產品開發部等非銷售部門之人員則會獲取月薪，而餘下集團會不時作出檢討並根據表現而作出調整。除薪金外，餘下集團為員工提供之福利包括醫療保險、員工公積金供款及酌情培訓津貼。餘下集團亦會視乎餘下集團之業績表現而酌情給予購股權及花紅。

或然負債

於二零零五年十二月三十一日，餘下集團並無重大或然負債。

外匯風險

餘下集團主要於中國營運，並承受人民幣貨幣風險所產生之外匯風險，而有關風險主要與港元有關。

餘下集團並無運用任何遠期合約、貨幣借貸或其他方法對沖其外匯風險。餘下集團所用貨幣主要為人民幣及港元，而該兩種貨幣於年內之匯率相對穩定。

家居影音部門

面對市場上激烈之價格競爭，本集團將繼續致力將其產品線擴展至價值更高之產品分部，務求改善溢利率及整體業務表現。與此同時，本集團將檢討營運情況，實施長遠可與其媒體相關業務相輔相成之策略。於二零零五年，家居影音錄得營業額約19,384,000港元(二零零四年：18,180,000港元)及虧損約3,700,000港元(二零零四年：虧損3,092,000港元)。

前景

餘下集團將繼續集中發展中國媒體行業。受惠於發展蓬勃之中國廣告市場，加上即將於北京舉行之奧運所帶來之商機，本公司對餘下集團之未來發展感到樂觀。

流動資金及財務資源

僅供説明之用，根據本通函附錄二所載之備考財務資料，於二零零五年十二月三十一日，餘下集團之備考現金結餘約為81,190,000港元。於二零零五年十二月三十一日，餘下集團之備考流動比率為6.45，而餘下集團之備考資本負債比率(即長期負債與淨值之比率)則為18.97%。

本集團於二零零五年五月三十一日向高先生發行約104,000,000港元之可換股票據。該可換股票據已於二零零六年五月十八日按每股股份0.049港元之兑換價兑換為約2,122,100,000股股份。於二零零五年十二月三十一日，本集團之銀行貸款約8,621,000港元按年利率4.698厘計息，並已於二零零六年四月三十日前償還，而其他貸款約6,137,000港元須於要求時償還，並按年利率6厘計息。於二零零五年年終，本集團並無長期銀行貸款及銀行透支。於二零零五年十二月三十一日，本集團並無抵押或質押任何資產。

本集團透過維持充裕營運現金並於需要時提取銀行貸款，從而管理其流動資金狀況。

僱員及薪酬政策

於二零零五年十二月三十一日，餘下集團共有10名香港全職僱員及約33名中國僱員。本集團截至二零零五年十二月三十一日止財政年度之員工費用(不包括董事酬金)約為3,739,000港元。餘下集團為銷售部門及非銷售部門之僱員訂有不同之薪酬

本集團密切注視國內電視連續劇和電影製作和發行所提供之商機。本集團於二零零五年於國內及海外發行了多套電影，如「孔雀」及「一個陌生女人的來信」，以及多個電視節目，為本集團帶來了約10,000,000港元之收入。憑藉保利華億之聲譽及市場地位，本集團將會發掘更多投資於受歡迎電影及電視節目的機會。

數碼廣播投資

本業務分部乃透過本集團於天地數碼之投資而進行。隨著中國政府於國內大力推行數碼化，天地數碼之業務表現亦隨著機頂盒銷售顯著提升。分佔天地數碼之虧損由截至二零零四年十二月三十一日止年度約14,869,000港元減少至截至二零零五年十二月三十一日止年度約8,223,000港元。

本集團向其股東分派所持之全部天地數碼普通股之建議已於二零零六年六月六日獲股東批准。於二零零六年六月八日實行分派後，本集團已終止持有任何天地數碼普通股。天地數碼之業績不再於本集團之綜合財務報表內反映。有關分派之更多資料，請參閱本公司於二零零六年五月二十二日刊發之通函。

本公司將於股東特別大會上尋求股東批准授出授權，以出售其所持之天地數碼優先股（或可能獲交換之天地數碼普通股）。有關此方面之詳情，請參閱本通函「董事會函件」一節「可能出售」數段。

通訊部門

為配合業務發展，以及策略性集中發展媒體相關業務，本公司管理層正著手檢討本集團之運作，而目前正制定此方面之長遠策略。二零零五年通訊部門之營業額由二零零四年之3,889,000港元下跌至2,561,000港元，為本集團帶來收益60,000港元（二零零四年：虧損354,000港元）。

證券買賣

於二零零五年，本集團於資本市場上買賣證券，並錄得營業額約1,387,000港元（二零零四年：16,561,000港元）及虧損約48,000港元（二零零四年：溢利1,249,000港元）。

本附錄有關餘下集團額外資料之資料乃根據本公司截至二零零五年十二月三十一日止年度年報所載財務報表及附錄二所載未經審核備考財務資料而編制。

分部資料

以下為本集團各分部之業務回顧：

媒體相關業務

於二零零五年五月，本集團收購Anglo Alliance全部股權。Anglo Alliance間接持有保利華億約50%註冊資本。保利華億從事多項媒體相關業務，包括製作電視劇、電影製作投資、廣告代理及為旅遊頻道製作廣告與內容。該收購之最高代價為550,000,000港元(可予調整)。該收購詳情於本公司於二零零五年五月十三日刊發之通函內披露。

旅遊頻道為覆蓋全國之31個省衛星電視頻道之一，專注於旅遊、生活及娛樂。為更能滿足觀眾之不同需要，旅遊頻道於二零零六年一月進行重要改革，以進一步提高對觀眾之吸引力。

誠如本通函「董事會函件」中「獨家廣告代理協議」數段所述，於二零零六年五月十二日，千思與海南海視訂立獨家廣告代理協議，據此，千思擔任海南海視之獨家廣告代理直至二零一一年十二月三十一日為止，而廣告資源(包括旅遊頻道之所有商業廣告時間及可用之個別節目贊助)將由千思代理。千思之業務計劃為向其客戶銷售廣告資源(包括旅遊頻道之所有商業廣告時間及可用之個別節目贊助)，並協助其客戶製作電視廣告以供播放。千思擬動用該經營現金流量作為支付獨家廣告代理協議代價之資金。有關獨家廣告代理協議之詳情，請參閱本通函「董事會函件」中「獨家廣告代理協議」數段。

(b) 該基準與　貴集團的會計政策一致；及

(c) 就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言，該等調整乃屬適當。

此致

友利控股有限公司
列位董事　台照

羅兵咸永道會計師事務所
執業會計師
香港

二零零六年六月二十三日

本所的責任是根據上市規則第4.29(7)條的規定，就未經審核備考財務資料表達意見並向　閣下報告。對於就編制未經審核備考財務資料所採用的任何財務資料而由本所在過往發出的任何報告，除於報告刊發日期對該等報告的發出對象所負的責任外，本所概不承擔任何責任。

意見的基礎

本所是根據會計師公會頒佈的香港投資通函報告聘用協定準則300「投資通函中的備考財務資料的會計師報告」執行工作。本所的工作並不涉及對任何相關財務資料的獨立審閱，而主要包括比較　貴集團於二零零五年十二月三十一日的未經調整綜合資產淨值報表及截至二零零五年十二月三十一日止年度的未經調整綜合收益表與截至二零零五年十二月三十一日止年度　貴公司的經審核財務報表、考慮調整的支持憑證，及與　貴公司董事討論未經審核備考財務資料。

本所在策劃和進行工作時，均以取得本所認為必需的資料及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由　貴公司董事按照所述的基準適當編制、該基準與　貴集團的會計政策貫徹一致、且調整就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言是適當的，作出合理的確定。

未經審核備考財務資料是根據　貴公司董事的判斷和假設編制，僅供說明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，亦未必能代表：

— 貴集團於二零零五年十二月三十一日或任何未來日期的財務狀況，或

— 貴集團於截至二零零五年十二月三十一日止年度或任何未來期間的業績。

意見

本所認為：

(a) 未經審核備考財務資料已由　貴公司董事按照所述基準適當編制；

以下為本公司核數師羅兵咸永道會計師事務所(香港執業會計師)就餘下集團之未經審核備考財務資料而發出之函件全文。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈廿二樓

敬啟者：

本所謹就友利控股有限公司(「貴公司」)可能出售所持全部天地數碼優先股而於二零零六年六月二十三日刊發的通函(「通函」)中附錄二標題為「餘下集團之未經審核備考財務資料」內所載有關貴公司及其附屬公司(以下統稱「貴集團」)的未經審核備考財務資料(「未經審核備考財務資料」)(載於第14至18頁)作出報告。未經審核備考財務資料由　貴公司董事編制，僅供説明用途，以提供資料説明出售建議對　貴集團的相關財務資料可能造成的影響。未經審核備考財務資料的編制基準載於通函第14至18頁。

貴公司董事與核數師各自的責任

貴公司董事須就根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29條並參考由香港會計師公會(「會計師公會」)頒佈的會計指引第7條「編制備考財務資料以載入投資通函內」而編制的未經審核備考財務資料負上編制的全責。

備考財務資料附註：

(i) 本集團於二零零五年十二月三十一日之未經調整綜合資產淨值報表乃摘錄自本集團於二零零五年十二月三十一日之經審核綜合資產負債表。

(ii) 調整指出售天地數碼優先股及有關應收現金股息。天地數碼優先股乃假設按43,066,000港元之總代價出售，該總代價乃按每股天地數碼普通股1.53港元(即天地數碼普通股於二零零五年十二月三十日(即二零零五年最後一個交易日)之收市價)以及約28,100,000股天地數碼普通股(即天地數碼優先股可按於二零零五年十二月三十一日之兑換價4.13港元交換為天地數碼普通股之最高數目)計算。應收優先股股息乃假設已於二零零五年十二月三十一日按賬面值22,576,000港元出售。

(iii) 本集團截至二零零五年十二月三十一日止年度之未經調整綜合收益表乃摘錄自本集團截至二零零五年十二月三十一日止年度之經審核綜合收益表。

(iv) 調整指：

(a) 出售天地數碼優先股之虧損，而該等天地數碼優先股乃假設按38,838,068港元(此乃按每股天地數碼普通股1.47港元(即天地數碼普通股於二零零五年一月三日(即二零零五年第一個交易日)之收市價)以及約26,400,000股天地數碼普通股(即天地數碼優先股可按於二零零五年一月一日之兑換價4.4港元交換為天地數碼普通股之最高數目)計算)出售。有關應收股息乃假設按其於二零零五年一月一日之賬面值21,797,000港元出售；及

(b) 撥回優先股股息收入、天地數碼優先股之估值收益及二零零五年應收天地數碼優先股股息之公平值虧損。

(v) 並無作出調整以反映本集團於二零零五年十二月三十一日後之任何買賣結果或其他交易。

(vi) 由於可能出售之實際代價金額可能會與編制備考財務資料所用之金額有重大差異，故可能出售之實際收益／虧損及所收取之現金可能會與備考財務資料所示之金額有所不同。

(B) 餘下集團之未經審核備考之綜合收益表

	截至二零零五年十二月三十一日止年度之未經調整綜合收益表	備考調整	餘下集團之未經審核備考綜合收益表
	附註(iii)	*附註(iv)*	
	千港元	*千港元*	*千港元*
營業額	33,691		33,691
銷售成本	(29,531)		(29,531)
毛利	4,160		4,160
其他收入	10,531	(5,036)	5,495
市務、銷售及分銷成本	(1,570)		(1,570)
行政費用	(23,963)		(23,963)
攤薄聯營公司權益之收益淨額	10,637		10,637
出售於天地數碼優先股投資之虧損	—	(9,551)	(9,551)
其他經營收入淨額	3,905	(2,263)	1,642
	3,700		(13,150)
融資費用	(3,634)		(3,634)
分佔共同控制企業虧損	(13,700)		(13,700)
分佔聯營公司虧損	(8,223)		(8,223)
除税前虧損	(21,857)		(38,707)
税項	(330)		(330)
年內及本公司股權持有人應佔之虧損	(22,187)		(39,037)

	本集團於二零零五年十二月三十一日未經調整之綜合資產淨值報表	備考調整	餘下集團之未經審核備考綜合資產淨值
	附註(i)	*附註(ii)*	
	千港元	*千港元*	*千港元*
流動負債			
應付賬款	34		34
流動所得稅負債	1,968		1,968
其他應付款項及應計負債	12,340		12,340
貸款	14,758		14,758
	29,100		29,100
流動資產淨值	100,712		158,674
資產總值減流動負債	503,918		483,406
非流動負債			
可換股票據	77,070		77,070
資產淨值	426,848		406,336

(A)　餘下集團之未經審核備考綜合資產淨值報表

	本集團於二零零五年十二月三十一日未經調整之綜合資產淨值報表	備考調整	餘下集團之未經審核備考綜合資產淨值
	附註(i)	*附註(ii)*	
	千港元	*千港元*	*千港元*
非流動資產			
物業、廠房及設備	622		622
無形資產	247,957		247,957
於聯營公司之權益	19,663		19,663
於共同控制企業權益	56,130		56,130
可供出售財務資產	360		360
應收優先股股息			
一非流動部份	14,896	(14,896)	—
投資於優先股	63,578	(63,578)	—
	403,206		324,732
流動資產			
存貨	10		10
應收賬款	1,177		1,177
應收共同控制企業款項	67,691		67,691
應收優先股股息			
一流動部份	7,680	(7,680)	—
按公平值列賬並在			
損益處理之財務資產	12,000		12,000
預付款項、按金及			
其他應收款項	25,706		25,706
現金及現金等額	15,548	65,642	81,190
	129,812		187,774

1. 餘下集團之未經審核備考財務資料

A. 未經審核備考財務資料

餘下集團之未經審核備考財務資料包括於二零零五年十二月三十一日之未經審核備考綜合資產淨值報表及截至二零零五年十二月三十一日止年度之未經審核備考綜合收益賬及隨附之附註(統稱為「備考財務資料」)。

僅供説明之用，下文所載之備考財務資料乃根據上市規則第4章第29條而編制，以説明可能出售對(i)本集團於二零零五年十二月三十一日綜合資產淨值之影響，猶如可能出售已於二零零五年十二月三十一日進行；及(ii)本集團截至二零零五年十二月三十一日止年度綜合收益賬之影響，猶如可能出售已於二零零五年一月一日完成。

備考財務資料乃根據本集團截至二零零五年十二月三十一日止年度經審核綜合財務報表而編制，並已計及隨附附註所述備考調整之影響。

備考財務資料乃編制僅供説明之用，而基於其假設性質使用，其未必能真實反映倘可能出售分別確實於二零零五年十二月三十一日及二零零五年一月一日發生時本集團將達致之實際財務狀況或經營業績。此外，備考財務資料並非擬預測本集團日後之財務狀況或經營業績。

天地數碼優先股之未經審核財務資料

以下為天地數碼優先股之未經審核財務資料，乃由本公司根據本集團截至二零零三年、二零零四年及二零零五年十二月三十一日止三個年度之相關賬冊及紀錄所示資料而編制。

	截至十二月三十一日止年度		
	二零零三年	二零零四年	二零零五年
	港元	*港元*	*港元*
就天地數碼優先股於收益表確認之收益／(虧損)：			
優先股股息收入	5,813,000	5,813,000	5,036,000
天地數碼優先股公平值變動產生之收益	—	—	2,439,000
應收天地數碼優先股股息之公平值虧損	—	—	(176,000)
天地數碼優先股減值虧損撥備	(44,508,000)	—	—

請參閱本公司二零零三年、二零零四年及二零零五年財政年度年報「賬目附註」附註2所載之會計政策。

根據上市規則第14.68(2)(b)(i)條，董事已委聘本公司核數師羅兵咸永道會計師事務所根據香港會計師公會頒佈之香港審計相關服務準則第4400號「就財務資料執行協定程序的業務」，對天地數碼優先股未經審核損益表之編制進行若干據實調查之程序。核數師已同意本集團相關賬冊及紀錄所載天地數碼優先股之未經審核財務資料，並向董事報告彼等之據實調查。由於上述協定程序乃由董事與核數師協定，故任何其他人士均不應加以使用或倚賴作任何用途。董事認為，該等資料經已妥為編制。

後可行日期持有約360,400,000股股份，佔於最後可行日期已發行股份約3.0%）及Techral Holdings Limited（持有約640,000,000股股份，佔已發行股份約5.3%）之書面批准，以批准獨家廣告代理協議。高先生擁有Kwan Wing Holdings Limited之全部直接權益及Techral Holdings Limited之96%實益權益。高先生及其聯繫人士合共持有本公司51.4%之權益。本公司將不會於股東特別大會上提呈決議案以批准獨家廣告代理交易。

一般資料

本集團主要從事(i)媒體相關業務，包括製作電視劇、電影製作投資、廣告代理及廣告製作；(ii)家用音響，包括家用影音器材及元件之貿易；(iii)電訊，包括提供電腦電話整合工程及IP相關服務；及(iv)證券買賣。

其他資料

敬希　閣下垂注各附錄（為本通函之一部份）所載之其他資料。

此致

列位股東　台照

代表董事會
友利控股有限公司
主席
董平
謹啟

二零零六年六月二十三日

千思為本公司之全資附屬公司。董事相信，千思與海南海視透過訂立獨家廣告代理協議建立策略性合作，將由於千思可為其客戶在旅遊頻道這正在增長之年輕電視頻道中安排廣告時間之獨特能力，進一步鞏固千思作為中國電視商業製作公司之競爭力，從而促進千思把握電視廣告市場增長之能力。千思之業務計劃為向其客戶銷售廣告資源(包括旅遊頻道之商業廣告時間及可得到的個別節目贊助)，並協助其客戶製作電視廣告以供播放。吾等自本公司獲悉，千思擬動用該經營現金流量作為支付獨家廣告代理協議代價之資金。

獨家廣告代理交易之財務影響

於獨家廣告代理協議6年期內各年應付之每年定額代價介乎人民幣180,000,000元(相等於約173,200,000港元)至人民幣207,000,000元(相等於約199,200,000港元)，該代價將由本集團於本公司有關財政年度內確認為銷售成本。

本集團擬向其客戶銷售廣告資源(包括旅遊頻道之商業廣告時間及可得到的個別節目贊助)，並協助其客戶製作電視廣告，該等銷售將於由本集團於本公司有關財政年度內確認為收益。

獨家廣告代理交易對本集團資產及負債之影響視乎本集團可能從分配廣告資源產生之收入及於6年期內每年支付獨家廣告代理協議項下人民幣180,000,000元至人民幣207,000,000元不等之代價而定。

上市規則之規定

聯交所已表示，獨家廣告代理交易被視為上市規則第14.04(1)(d)條項下之經營租賃，故為上市規則第14章項下之交易。

根據上市規則第14章，獨家廣告代理交易構成本公司之主要交易，故須遵守上市規則之申報、公佈及股東批准之規定。概無股東須就此放棄投票。根據上市規則第14.44條，為代替舉行股東大會，本公司已取得高先生(於最後可行日期持有約5,187,300,000股股份，佔已發行股份約43.1%)、Kwan Wing Holdings Limited(於最

海南海視之承諾

海南海視已向千思承諾其將維持其主要管理層之穩定，並於二零零六年至二零一一年間投入由人民幣120,000,000元（相等於約115,500,000港元）至人民幣138,000,000元（相等於約132,800,000港元）不等之每年最低金額於製作及購買節目以及於中國不同地區擴大旅遊頻道之覆蓋。本公司自海南海視獲悉，其有意動用根據獨家廣告代理協議應付予其之資金，以撥付上述建議投資。

海南海視及旅遊頻道之資料

海南海視為本公司之共同控制企業。就上市規則而言，概無海南海視之投資者為本公司之關連人士。海南海視已取得自二零零三年八月起計三十年管理及經營旅遊頻道之節目及廣告之獨家權利。海南海視取得獨家經營權後，旅遊頻道已於二零零四年七月重新推出。於二零零六年一月，旅遊頻道進行另一次重要革新，以進一步提高對觀眾之吸引力。

千思之資料及訂立獨家廣告代理協議之理由

中國之廣告市場已由一九八一年約人民幣1.18億元（相等於約1.136億港元）增至二零零二年約人民幣900億元（相等於約866億港元），增長超過760倍。預期市場將進一步增長至二零一零年約人民幣2,890億元（相等於約2,780億港元）。根據中國國家廣播電影電視總局之統計數字，中國之電視廣告總收入由二零零三年約人民幣326億元（相等於約314億港元）增至二零零四年約人民幣394億元（相等於約379億港元），上升約21%。本公司認為，比較其他已發展國家而言，中國之廣告開支相對中國之整體國內生產總值仍然偏低。即將於二零零八年在北京舉行之奧運會將對整體之廣告行業（尤其是中國之電視廣告開支）構成正面影響。旅遊頻道作為年輕、創新之頻道提供多元化之電視節目，包括流行劇集、新聞以及其他主題環繞消閒與旅遊之資訊性與紀錄節目。旅遊頻道之目標觀眾針對中國國內年齡介乎25至50歲之相對高收入並預期對消閒商品與服務擁有較強消費力之群眾。為配合其目標觀眾，旅遊頻道集中吸引每年廣告消費較高之廣告客戶，例如航空公司、酒店、豪華汽車及其他品牌產品。

十二月三十一日為止，而廣告資源(包括旅遊頻道之所有商業廣告時間及可用的個別節目贊助)將由千思代理。

根據上市規則第14章，獨家廣告代理交易構成本公司之主要交易，故須遵守上市規則之申報、公佈及股東批准之規定。根據上市規則第14.44條，為代替舉行股東大會，本公司已取得高先生及其聯繫人士(持有合共約51.4%之已發行股份)之書面批准，以批准獨家廣告代理交易。

協議

於二零零六年五月十二日，千思與海南海視訂立獨家廣告代理協議，據此，千思將於直至二零一一年十二月三十一日止6年期間獲正式委聘為海南海視之獨家廣告代理，而廣告資源(包括旅遊頻道之所有商業廣告時間及可用的個別節目贊助)將由千思代理。千思為本公司之全資附屬公司。海南海視由保利華億(本公司擁有50%實際權益)擁有49%。海南海視由海南廣播電視臺持有50%、由保利華億持有49%及由海南廣播電視廣告有限公司持有1%。保利華億由本集團擁有50%及保利文化藝術有限公司擁有50%。海南廣播電視臺、海南廣播電視廣告有限公司及保利文化藝術有限公司以及彼等各自之最終實益擁有人乃獨立於本公司或其附屬公司之董事、主要行政人員及主要股東或任何彼等各自之聯繫人士。因此，就上市規則而言，海南海視並非本公司之關連人士。

根據獨家廣告代理協議，銷售及代理廣告資源(包括旅遊頻道之商業廣告時間及可用的個別節目贊助)產生之所有收益將屬千思所有，而千思則將向海南海視支付事先協定定額費用。於獨家廣告代理協議6年期內各年應付之每年定額代價介乎人民幣180,000,000元(相等於約173,200,000港元)至人民幣207,000,000元(相等於約199,200,000港元)。代價乃經獨家廣告代理協議之訂約方公平磋商後協定。協定代價時，本集團已考慮多項因素，其中包括市況及旅遊頻道之收視率、海南海視及旅遊頻道之管理及發展策略及中國電視廣告市場趨勢。董事認為，獨家廣告代理協議之條款屬公平合理，並符合股東之整體利益。

下表載列天地數碼於截至二零零五年十二月三十一日止兩個年度之經審核綜合虧損。

	截至十二月三十一日止年度	
	二零零五年	二零零四年
	千港元	*千港元*
除税前虧損	33,922	55,757
年內虧損	39,734	61,569

於二零零五年十二月三十一日，天地數碼股東應佔天地數碼之經審核綜合資產淨值約為55,800,000港元。

於二零零五年十二月三十一日，天地數碼為本公司之聯營公司。於二零零五年十二月三十一日之經審核綜合資產負債表所示本公司於天地數碼之權益約為19,500,000港元。

股東特別大會

本公司謹訂於二零零六年七月十一日上午十時正假座香港金鐘夏愨道18號海富中心第一期32樓3203室舉行股東特別大會，以尋求股東批准授出本通函第33至34頁所載之授權。隨函附奉股東於股東特別大會適用之代表委任表格。倘　閣下無意親身出席股東特別大會，務請在可行情況下盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟在任何情況下最遲須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會及於會上投票。

推薦意見

經考慮上述因素後，董事會認為其獲授授權乃符合股東及本公司整體之利益。因此，董事會建議各股東就將於股東特別大會上提呈之決議案投贊成票。

獨家廣告代理協議

董事會於二零零六年五月十八日公佈，於二零零六年五月十二日，千思與海南海視訂立獨家廣告代理協議，據此，千思擔任海南海視之獨家廣告代理直至二零一一年

可能出售之財務影響及所得款項用途

倘進行可能出售，則本公司將動用有關所得款項作為本集團之一般營運資金。

僅供説明，倘全部天地數碼優先股按天地數碼普通股於二零零六年五月十一日(即本公司就可能出售刊發公佈之日期)之收市價出售，則根據本集團於二零零五年十二月三十一日之財務報表，經計及撥回過往就天地數碼優先股作出之若干撥備約12,750,000港元後，可能會產生所得款項總額(不包括累計股息)約49,800,000港元及會計虧損約1,000,000港元。倘全部天地數碼優先股按天地數碼普通股於截至二零零六年五月十一日止5個交易日之平均收市價之80%(即每股天地數碼優先股2.7502港元(或每股天地數碼普通股1.4656港元))出售，則相應所得款項總額(不包括累計股息)及會計虧損將分別為約41,300,000港元及約9,600,000港元。

根據本通函附錄二所載餘下集團之未經審核備考財務資料，假設全部天地數碼優先股(包括有關應計股息)已於二零零五年十二月三十一日出售，則會導致本集團於二零零五年十二月三十一日之資產總值減少約20,500,000港元。可能出售對本集團之負債總額並無構成影響。倘全部天地數碼優先股已於二零零五年一月一日出售，則會導致本集團截至二零零五年十二月三十一日止年度之虧損淨額增加約16,900,000港元。有關編制備考財務資料之基準及假設之詳情，請參閱本通函附錄二所載餘下集團之未經審核備考財務資料。

股東謹請注意，上述財務資料僅供説明，而所得款項總額、會計盈虧之實際金額及對本集團資產淨值及盈利之影響視乎每項可能出售之實際售價而定。

本公司實際出售天地數碼優先股(或可能獲交換之天地數碼普通股)之金額及有關所得款項將載於本公司相關之中期報告及年報內。

天地數碼之資料

天地數碼為一間投資控股公司，而透過其附屬公司主要從事之業務包括數碼化廣播服務、系統之設計、集成及裝設服務及相關軟件及產品之開發，以及提供國際金融市場訊息及精選客戶之資料。

天地數碼優先股(及可能獲交換之天地數碼普通股)乃符合其最佳利益，尤其是，天地數碼於二零零六年六月八日向股東分派本集團所持之全部天地數碼普通股後不再為本集團之聯營公司。按有利條款進行可能出售將容許本集團變現其投資取得合理回報及提升其營運資金狀況。

作為衍生工具，天地數碼優先股之價值極視乎天地數碼普通股之市價及波動性。於二零零六年五月十一日相關公佈日期前六個月期間，天地數碼普通股之最高及最低成交價分別為每股2.2港元及1.26港元。鑑於過去數月之股價波動性相對較高，本公司相信，倘該交易連同任何其他可能出售合計時須取得股東批准(本公司一般需時一至兩個月取得)，則每項可能出售之投資者願意接納額外市場風險及承諾按特定價格購入若干數量之天地數碼優先股(或可能獲交換之天地數碼普通股)實際上難以實現。

授權

基於上述理由，董事會建議取得股東授權於股東批准授出授權後十二個月期間內行使本公司一切權力，向與本公司或本公司或其任何附屬公司之董事、主要行政人員或主要股東或任何彼等各自之聯繫人士概無關連之獨立第三者出售本公司所持之全部15,000,000股天地數碼優先股(包括天地數碼優先股所附收取應計及未來股息之權利)(或可能獲交換之天地數碼普通股)。

可能出售之條款

根據可能出售，價格將根據天地數碼普通股不時之市價釐定(不得低於天地數碼普通股於緊接達成有關可能出售協議日期前5個交易日之平均收市價之80%)。

倘天地數碼優先股於有關應計股息支付前出售，則收取該等股息之權利將根據可能出售按應計股息之預期現值計算之價格轉讓予股份之買方。

根據授權，可能出售須按現金基準進行，而所有條款均須為一般商業條款。

董事認為，上述基準屬公平合理，並符合本公司及其股東之整體利益。

可能出售根據上市規則第14章構成本公司之非常重大出售。本公司將於股東特別大會上尋求股東批准授出授權。概無股東須就通過批准建議授出授權之決議案放棄投票。

將予出售之天地數碼優先股

本公司於最後可行日期持有15,000,000股總面值15,000,000美元之天地數碼優先股。本公司根據於二零零零年一月訂立之協議以總代價約19,500,000美元(相等於約151,100,000港元)收購該等天地數碼優先股。於收購後，由於天地數碼優先股出現減值，故本集團於過往數年撇減了其於天地數碼優先股之投資。本公司於二零零五年十二月三十一日之綜合資產負債表所列投資於天地數碼優先股之金額約為63,600,000港元。

天地數碼優先股之條款

天地數碼優先股有權享有按每年股份面值5%計算之固定累計股息。天地數碼優先股附有收取任何應計股息之權利。倘天地數碼優先股於有關應計股息支付前出售，則收取該等股息之權利將根據可能出售按應計股息之預期現值轉讓予股份之買方。於二零零五年十二月三十一日，持有天地數碼優先股而應收之應計股息總額為22,576,000港元。該等天地數碼優先股為無投票權，不得由持有人選擇贖回，惟可由持有人選擇按於最後可行日期每股4.13港元之交換價交換為約28,100,000股天地數碼普通股。該等可能獲交換之天地數碼普通股佔現已發行天地數碼普通股約4.8%及經天地數碼優先股獲全數交換擴大之已發行天地數碼普通股約4.5%。

根據天地數碼普通股於二零零六年六月十三日(即緊接最後可行日期前之最後交易日)之收市價計算，天地數碼優先股可交換為天地數碼普通股之市值約為52,100,000港元。

可能出售之理由

本公司現時並無與任何人士進行任何磋商以出售天地數碼優先股。然而，本公司相信，擁有靈活性可在出現適當機會時及於可能出售符合本公司最佳利益之情況下，向獨立第三者(其及(如適用)其與本公司或本公司或其任何附屬公司之董事、主要行政人員或主要股東或任何彼等各自之聯繫人士概無關連之最終實益擁有人)出售

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

執行董事：
董平先生 *(主席)*
高振順先生
沈嘉奕先生

非執行董事：
蔡東豪先生
張釗榮先生

獨立非執行董事：
袁健先生
Wilton Timothy Carr Ingram先生
黃友嘉博士

註冊辦事處：
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies
Cayman Islands

香港主要辦事處：
香港
金鐘
夏慤道16號
遠東金融中心
4306-07室

敬啟者：

非常重大出售 —

可能出售所持全部天地數碼優先股

及

主要交易 —

訂立獨家廣告代理協議

可能出售

董事會於二零零六年五月十一日公佈，董事會建議向其授出授權，以容許本公司按一般商業條款於股東批准授出授權後十二個月期間內不時出售天地數碼優先股(包括天地數碼優先股所附收取股息之權利)(或可能獲交換之天地數碼普通股)。

「餘下集團」	指	本集團，不包括其於天地數碼優先股之投資
「人民幣」	指	中國法定貨幣人民幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.01港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「旅遊頻道」	指	海南衛視旅遊頻道
「美元」	指	美利堅合眾國法定貨幣美元
「%」	指	百分比

於本通函內，人民幣乃按匯率1.00港元 = 人民幣1.039元換算為港元，而美元則按匯率1美元 = 7.75港元換算為港元，僅供說明。

* *僅供識別*

「獨家廣告代理交易」	指	獨家廣告代理協議項下擬進行之交易
「本集團」	指	本公司及其附屬公司
「海南海視」	指	海南海視旅遊衛視傳媒有限責任公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「最後可行日期」	指	二零零六年六月二十一日，即本通函付印前為確定其中所載若干資料而定下之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「授權」	指	建議將就可能出售而授予董事並將由股東批准之授權
「高先生」	指	高振順先生，為董事兼主要股東，於最後可行日期，彼連同其聯繫人士於本公司持有合共約51.4%直接及間接權益
「可能出售」	指	本集團於最後可行日期所持天地數碼優先股(包括天地數碼優先股所附收取股息之權利)(或可能獲交換之天地數碼普通股)按一般商業條款於股東批准授權後十二個月期間內，可能向與本公司或董事、主要行政人員或任何彼等各自之聯繫人士概無關連之獨立第三者出售
「中國」	指	中華人民共和國，就本通函而言不包括香港、澳門及台灣
「千思」	指	北京華億千思廣告有限公司

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「Anglo Alliance」	指	Anglo Alliance Co., Ltd.，於英屬處女群島註冊成立之有限公司
「細則」	指	本公司之組織章程細則
「聯繫人士」	指	具上市規則所賦予之涵義
「保利華億」	指	北京保利華億傳媒文化有限公司，於中國註冊成立之公司
「董事會」	指	董事會
「本公司」	指	友利控股有限公司，於開曼群島註冊成立之有限公司，其股份於聯交所主板上市
「可換股票據」	指	本公司發行及其於二零零六年五月十八日兌換前由高先生持有約104,000,000港元之可換股票據
「董事」	指	本公司董事
「分派」	指	向股東分派本集團所持之全部天地數碼普通股，於二零零六年六月六日由股東批准
「天地數碼」	指	天地數碼(控股)有限公司，於百慕達註冊成立之有限公司，其普通股於聯交所主板上市
「天地數碼普通股」	指	天地數碼之普通股本中每股面值0.1港元之股份
「天地數碼優先股」	指	天地數碼之全資附屬公司天地數碼(集團)有限公司發行之每股面值1美元並附有權利可交換為天地數碼普通股之可交換優先股
「股東特別大會」	指	本公司將就尋求股東批准授權而舉行之股東特別大會
「獨家廣告代理協議」	指	千思與海南海視於二零零六年五月十二日訂立之獨家廣告代理協議

目錄

頁次

釋義 1

董事會函件 4

附錄一 — 天地數碼優先股之財務資料 13

附錄二 — 餘下集團之未經審核備考財務資料 14

附錄三 — 餘下集團之其他資料 22

附錄四 — 一般資料 26

股東特別大會通告 33

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有友利控股有限公司證券，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

UNIVERSAL HOLDINGS LIMITED
友利控股有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：419)

非常重大出售 —
可能出售所持全部天地數碼優先股

及

主要交易 —
訂立獨家廣告代理協議

董事會函件載於本通函第4至12頁。

友利控股有限公司謹訂於二零零六年七月十一日上午十時正假座香港金鐘夏慤道18號海富中心第一期32樓3203室舉行股東特別大會，大會通告載於本通函第33至34頁。隨函附奉股東於股東特別大會適用之代表委任表格。倘　閣下無意親身出席股東特別大會，務請在可行情況下盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟在任何情況下最遲須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會及於會上投票。

二零零六年六月二十三日